Confidentially submitted to the Securities and Exchange Commission on November 23, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-_________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

HIGH ROLLER TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	7900	87-4159815
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

400 South 4th Street, Suite 500-#390
Las Vegas, Nevada 89101

(702) 509-5244

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Cribari
Chief Executive Officer

High Roller Technologies, Inc.

400 South 4th Street, Suite 500-#390
Las Vegas, Nevada 89101

(702) 509-5244

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Aaron A. Grunfeld, Esq. Law Offices of Aaron A. Grunfeld & Associates 9454 Wilshire Boulevard, Suite 600 Beverly Hills, California 90212 (310) 788-7577	Mitchell S. Nussbaum, Esq. Norwood P. Beveridge, Esq. Lili Taheri, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment, which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our unaudited financial statements as of and for the nine months ended September 30, 2022 and 2021 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED _______ ___, 2022

      Shares
Common Stock

High Roller Technologies, Inc.

This is a firm commitment initial public offering of shares of common stock of High Roller Technologies, Inc. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price of our shares will be between $      and $      .

We have applied to have our common stock listed on [            ] under the symbol “HRLR.” Upon completion of this offering, we believe that we will satisfy the listing requirements and expect that our common stock will be listed on [               ]. Such listing, however, is not guaranteed. If the application is not approved for listing on [                ], we will not proceed with this offering.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	Excludes a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to ThinkEquity LLC, the representative of the underwriters. The registration statement, of which this prospectus is a part, also registers for sale warrants to purchase shares of common stock to be issued to the representative of the underwriters. See “Underwriting” for a description of compensation payable to the underwriters.

We have granted a 45-day option to the representative of the underwriters to purchase up to            additional shares of our common stock, solely to cover over-allotments, if any. See “Underwriting” beginning on page of this prospectus for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares to purchasers on or about               , 2022.

ThinkEquity

The date of this prospectus is              , 2022

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of its date.

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed.

We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Forecasts and other forward-looking information derived from such sources and included in this prospectus are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Special note regarding forward-looking statements.”

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the “Company,” “High Roller,” “Casino Room”, “we,” “our,” “ours,” “us” or similar terms refer to High Roller Technologies, Inc., together with its subsidiaries.

Neither we, nor any of our officers, directors, agents or representatives or underwriters, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless the context requires otherwise, references to “we,” “us,” “our,” “High Roller,” or the “Company” refer to High Roller Technologies, Inc. and its subsidiaries.

Overview

High Roller Technologies, Inc. is a rapidly growing online gambling operator. We offer one of the most compelling real money online casino entertainment products, which we refer to as “iCasino”, to gamblers in a dozen countries through our Highroller.com platform. We offer a wide range of games, including most that are available in land-based casinos, as well as many exclusively online-only games. We currently have over 2,200 slot games, and a number of our most popular games are available to play with a live dealer, such as blackjack, video poker, roulette, baccarat, craps. We provide one of the largest selections of games from the leading providers including Evolution, Pragmatic Play, Play ‘N Go, Push Gaming and others. We deliver customized content, free-to-play, free spins, cash bonuses, an ultra-quick registration process, and fast, no-hassle payouts to our customers. We have an industry-leading community platform that provides a safe, secure environment. We have recently launched Live Spins, a new technology enabling well known streamers to go live and play, which enables their numerous fans and followers to bet alongside them. We generate earnings from gaming similarly to land-based casinos, through “hold”, or gross winnings, as users play against the house which maintains an edge.

Launching Our Marquee Platform Highroller.com

In January 2022 we launched our next-generation iCasino platform on Highroller.com.

We believe Highroller.com will provide us with enhanced value as we scale advertising and marketing efforts to new and existing markets, in particular the United States. We are duly licensed and authorized by local and remote authorities where we operate. We currently maintain licenses from Malta Curacao and utilize an Estonian license of an affiliated company, Happy Hour Solutions Ltd. This provides us with broad European player access. We currently intend to transition our gaming operations from the Estonian domain license agreement to our own Maltese license by mid-2023. Licenses provide us with broad European player access and certain international markets that include New Zealand and Canada (other than Ontario). We plan to obtain a license to operate in the Ontario, Canada market by mid-2023. We also expect to obtain appropriate additional licenses to operate in the United States, South and Central American markets in the second half of 2023 and during 2024, once the respective states and countries regulate and legalize online casinos.

Our vision is “To excite the world with the most immersive real money online gaming experiences on the planet.” Our founders, board of directors, and management collectively have over 100 years of iGaming experience, having founded, listed, and exited a range of companies working in some of the most competitive global iGaming and e-commerce markets. The aim of our new branding and operational focus is to establish and continue to grow significant market share in the millennial segment of the US and international online casino markets.

We expect that our growth will be driven by attracting and acquiring new users, engaging our existing users, re-engaging past CasinoRoom.com players, as well as entering new geographical markets. We believe that one of our main competitive strengths stems from an established record of digital performance marketing and operational excellence from the founding team, and recently recruited seasoned senior management.

Acquisition and Relaunch of CasinoRoom.com

Following the February 2022 acquisition of our Malta based CasinoRoom.com brand, we merged the active Casino Room player database into Highroller.com and commenced welcoming players and VIPs onto what is in our view the superior iCasino platform.

During six months ended June 30, 2022 we strategically relaunched CasinoRoom.com positioned as an online casino comparison portal to provide lead generation and player growth to Highroller.com while simultaneously providing us a material additional stream of high margin revenue from casino advertisers in markets that we do not serve.

Market Trends

‘iGaming’ is a high growth industry driven by digital transformation with a compounding growth of approximately 7.5%. Total addressable worldwide gambling market (TAM) in 2021 is estimated to be €409 billion (bn)/ $417bn of which iGaming is €94bn/ $96bn or 22%, up from a TAM of €262bn / $267bn and €8bn/$8.2bn, respectively, in 2003. The market is expected to grow to €592bn/ $604bn by 2026, of which online gaming is expected to account for €156bn/$159bn or 35%.

Our Business Model

We offer our customers a wide array of attractive and exciting casino games from over 40 leading third-party game developers. Our mission is to offer consistently superior customer experience by (i) providing fast onboarding, easy log-in and re-log-in, (ii) assuring efficient payment processing, (iii) offering a wide variety of popular games from a wide array of leading developers, (iv) effecting fast payouts on player winnings, (v) offering generous bonuses, bonus play and free spins on popular slots, (vi) fostering community and interactive player involvement leading to longer stays online and more play, and (vii) maintaining live 24/7/365 customer service to assure customer satisfaction. We also have established a relationship with Spike Up Media, an affiliate of our founders and one of the leading global providers of online lead generation to iCasino operators.

We believe that our association with Spike Up Media provides high-quality, cost-effective lead generation converting into active customers which, together with our favorable customer acquisition costs and customer retention, will result in higher gross operating margins for Highroller.com that are higher than those we experienced with CasinoRoom.com.

Our Growth Strategy

High Roller intends to achieve rapid, cost efficient and sustainable growth by utilizing high margin cash flow generated from online casino operations in our current international markets where we are licensed to operate and to enter and grow sustainable revenues in new markets once local regulators authorize online casino style gambling.

Our Competitive Strengths

Highroller.com is a rapidly growing online iCasino operator of B2C brands leveraging online operational and marketing expertise and assets as the foundation of what we believe to be a highly competitive growth model. We operate in a mix of remote licensed markets (Offshore) where we may legally operate using international licenses, as well as locally licensed markets (Onshore) requiring a local license.

Offshore markets have lower thresholds to enter and higher operating margins as local regulation typically entails increased compliance requirements and higher taxation. Offshore markets however generally carry more long-term uncertainty, as emerging regulation is yet unclear. We are able to use proceeds from operations in offshore markets to invest into onshore markets building long-term sustainable profits. We historically have operated our legacy CasinoRoom.com iCasino operations in a number of offshore markets through our license from Malta and currently operate our Highroller.com iCasino principally through our Curacao gaming license and the domain licensing agreement which provides access to Happy Hour's Estonian gaming license. We anticipate that our largest locally licensed opportunity will be the emerging US market. We believe that our Highroller.com brand, and our management’s knowledge and experience of managing iCasino operations internationally will allow us to grow our business in North America. We intend to enter the U.S. iCasino markets by mid-2024, through obtaining licenses, state by state.

We compete for customers by having optimized the Highroller.com product for social media, including live streaming with interactive play allowing fans to bet side by side with their favorite streamers, which is industry-leading technology. We believe through a combination of more immersive play that has built-in virality, and our focus on VIP customer experience and support, we can attract and retain large numbers of real money players and achieve Key Performance Indicators that are superior to those of our peers.

Recent Developments

We acquired 100% of HR Entertainment Ltd., a British Virgin Islands company, during the first quarter of 2022 in order to obtain the Highroller.com domain name and related intellectual property that we believe is essential for our growth strategy. We consider this acquisition as a principal lynchpin of our ongoing strategy of delivering the most exciting and immersive real money gaming experience for the iCasino market.

We rebranded our iCasino operations from CasinoRoom.com to Highroller.com and concurrently commenced to reposition our legacy gambling operator “CasinoRoom.com” into an online casino ratings and reviews portal that would generate high-value leads and targeted search engine traffic (SEO) for HighRoller.com and customer leads for other casinos. The new CasinoRoom.com affiliate model site further enables us to support any future brands we may launch or acquire with targeted traffic. In March 2022, we relocated our principal offices from Stockholm, Sweden to Las Vegas, Nevada, to prepare for the launch of our entry into the US markets, which we consider a strategic priority. We also established new operational office to support our various operations in the European Union.

Risks Associated with Our Business

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our common stock. These risks are discussed more fully in the section titled “Risk factors” beginning on page 16 of this prospectus, and include, the following:

●	Competition in the online casino gaming industry is intense and, as a result, we may fail to attract and retain users who may be attracted to competing betting and gaming options, which may harm our operations and growth prospects.

●	We launched our Highroller.com domain name in January 2022 as our principal iCasino platform and have re-purposed our legacy CasinoRoom.com platform into a marketing platform that would provide lead generation to online casinos. We have no established history of operations or material financial information on which to assess our newly implemented business strategy and no assurance can be given of long-term growth and consumer acceptance in which event our future revenue and results of operations may decline.

●	The success, including win or hold rates, of existing or future online wagering products depends on a variety of factors and is not completely controlled by us.

●	If we fail to detect fraud or theft, including by our users and employees, our reputation may suffer, which could harm our brand and negatively impact our business, financial condition, results of operations and prospects and can result in government and civil investigations and litigations.

●	Our growth prospects may suffer if we are unable to develop successful offerings or if we fail to pursue additional offerings. In addition, if we fail to make the right investment decisions in our offerings and technology platform, we may not attract and retain key users and our revenue and results of operations may decline.

●	Recruitment and retention of our executives and key employees are vital to growing our business and meeting our business plans. Our inability to recruit executives or key employees, or the loss of any of our executives or other employees could harm our business.

●	The nature of our business subjects us to taxation in a number of jurisdictions and changes in, or new interpretation of, tax laws, tax rulings or their application by tax authorities could result in additional tax liabilities and could materially affect our business, financial condition, results of operations and prospects.

●	Our business operations are currently located outside of the United States, which subjects us to additional costs and risks that could adversely affect our operating results.

●	Negative publicity or an adverse shift in public opinion regarding sports wagering or online casino wagering may adversely impact our business and user retention.

●	Our business is subject to a variety of United States and foreign laws, many of which are in the process of being formulated. Any change in regulations or their interpretation, or the regulatory climate applicable to our products and services, could adversely impact our ability to operate our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

●	Our growth prospects depend on the legal status of real-money online iCasino gaming in various jurisdictions, and legalization may not occur in as many states as we expect or may occur at a slower pace than we anticipate or may be accompanied by legislative or regulatory restrictions or taxes that make it impracticable or less attractive to operate, which could adversely affect our future results of operations and make it more difficult to meet our expectations for financial performance.

●	Failure to comply with regulatory requirements or to successfully obtain licenses or permits could adversely impact our ability to comply with licensing and regulatory requirements or to obtain or maintain licenses in other jurisdictions, and could cause financial institutions, online and mobile platforms and distributors to stop providing services to us.

●	We rely on information technology and other systems and platforms, and failures, errors, defects or disruptions therein could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects.

●	Our product offerings and other software applications and systems, and certain third-party platforms that we use could contain undetected errors.

●	Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure, other loss or theft of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of our operations and the services we provide to users, damage to our reputation, and a loss of confidence in our products and services, each of which could adversely affect our business, financial condition, results of operations and prospects.

●	We rely on third-party payment processors to process deposits and withdrawals made by our users on our platform, and if we cannot manage our relationships with these third parties and other payment-related risks, our business, financial condition, results of operations and prospects could be adversely affected.

●	We rely on other third-party service and content providers and if those third parties do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition, results of operations and prospects could be adversely affected.

●	If internet and other technology-based service providers experience service interruptions, our ability to conduct our business may be impaired and our business, financial condition, results of operations and prospects could be adversely affected.

●	We identified material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected. We may require additional capital to support our growth plans, and that capital may not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business.

●	Economic downturns and political and market conditions beyond our control, including a reduction in consumer discretionary spending, could adversely affect our business, financial condition, results of operations and prospects.

●	Our growth prospects and market potential will depend on our ability to obtain licenses to operate in a number of jurisdictions and to enter new markets, domestic and foreign, and if we fail to obtain these licenses our business, financial condition, results of operations and prospects could be impaired.

●	The lack of public company experience of our management team could adversely impact our ability to comply with the reporting requirements of U.S. securities laws, which could have a materially adverse effect on our business.

●	We may encounter difficulties in managing our growth, which could adversely affect our operations.

●	There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

Implications of Being an Emerging Growth Company and a smaller reporting company

We qualify as an “emerging growth company” under Jumpstart Our Business Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include not being required to:

●	have an independent registered public accounting firm report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board to supplement the auditor’s report by providing additional information about the audit and the financial statements (i.e., Critical Audit Matters);

●	submit certain executive compensation matters to stockholder advisory votes, such as say-on-pay and say-on-frequency; and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company.

We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission (“SEC”). We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold investments.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited consolidated financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Corporate Information

High Roller Technologies, Inc. was incorporated in Delaware in December 2021 as a holding company of Ellmount Entertainment Ltd., a company organized under laws of Malta, under which our legacy Casino Room operations were being conducted and as of March 2022 we acquired all of HR Entertainment Ltd., a corporation registered under the laws of the British Virgin Islands, which licenses the rights to the use of our High Roller domain name. Our principal executive offices are located at 400 South 4th Street, Suite 500 - #390, Las Vegas, Nevada 89101. Our telephone number is (702) 509-5244.

Our websites are www.highroller.com and www.casinoroom.com. Information contained on our websites or connected thereto does not constitute part of this prospectus, nor is that content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our common stock.

The functional currency of our principal operating subsidiaries is the euro. In this prospectus we have translated the euro to the equivalent of USD$1.01, the rate quoted by the European Central Bank as of August 31, 2022.

THE OFFERING

Common stock offered by us	[ ] shares.

Common stock to be outstanding after this offering	[ ] shares ( [__ ] shares if the underwriters exercise their option in full).

Underwriters’ option to purchase additional shares	We have granted the underwriters an option for a period of 45 days to purchase up to an additional shares of our common stock.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately

$           million, or approximately $           million, if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of

$       per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for costs of entering into North American markets inclusive of recruitment, costs of ongoing development of the platform, gaming licenses, computer software, marketing and advertising, as well as for general corporate and working capital purposes. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary businesses or products; however, we have no current commitments or obligations to do so. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Lock-up agreements	Our executive officers and directors have agreed with the underwriters not to sell, transfer or dispose of any shares or similar securities for a period of twelve months from the date of this prospectus, and all of our stockholders have agreed with the underwriters not to sell, transfer or dispose of any shares or similar securities for a period of six months from the date of this prospectus. For additional information regarding our arrangement with the underwriters, see “Underwriting.”

Risk factors	Investment in our common stock involves substantial risks. See “Risk Factors” on page 16 and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed market symbol	“HRLR”

The number of shares of our common stock to be outstanding after this offering is based on 24,000,001 shares of our common stock outstanding as of [              ], 2022 and excludes as of that date :

●	155,000 shares of common stock issuable upon exercise of outstanding stock purchase warrants at an exercise price of $0.60 per share;

●	shares of common stock reserved for future issuance under our 2022 equity incentive plan;

●	shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $ ;

●	shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $ (assuming an initial public offering price of $ per share).

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial data for the periods indicated. We have derived the summary consolidated statements of operations data and consolidated balance sheet data as of and for the years ended December 31, 2021 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future for any period. The following summary consolidated financial data should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes and other information included elsewhere in this prospectus. The summary consolidated financial data included in this section is not intended to replace the consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Operations Data:

	Years Ended December 31,
	2021	2020
Revenue	$13,445,065	$14,765,874
Direct operating costs	1,513,601	5,526,463
Product and software development	687,745	453,975
General and administrative (other)	2,375,540	2,132,472
General and administrative (related party)	2,980,481	2,659,779
Advertising and promotions (other)	2,876,656	1,129,547
Advertising and promotions (related party)	2,010,849	2,599,977
Total operating expenses	12,444,872	14,502,213
Income from operations	1,001,193	263,661
Interest expense, net	(2,004)	(179,923)
Income tax expense	(19,743)	(15,252)
Net income	$978,446	$68,486
Net income per common share – basic and diluted	$0.05	$0.00
Weighted average common shares outstanding – basic and diluted	18,000,000	18,000,000

Consolidated Balance Sheet Data
	As of December 31,
	2021	2020
Cash and cash equivalents, and restricted cash (current and non-current)	$1,657,161	$2,003,478
Total assets	4,795,500	9,637,676
Total liabilities	4,180,476	23,144,581
Accumulated deficit	(15,343,781)	(16,322,227)
Total stockholders’ equity (deficiency)	615,024	(13,506,905)

RISK FACTORS

An investment in the Company’s securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. The Company’s business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not known to it or that the Company considers immaterial as of the date of this prospectus. The trading price of the Company’s securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to High Roller Technologies, Inc. and its subsidiaries.

Risks Related to Our Business

Competition in the retail and online iCasino industry is intense and, as a result, we may fail to attract and retain users, which may negatively impact our operations and growth prospects.

The industries in which we operate are characterized by intense competition. We compete against other providers of retail or online iCasino gaming, as well as against providers of online and mobile entertainment and leisure products more generally. Other companies producing retail or online sports wagering or online gaming and/or interactive entertainment products and services are often established and well-financed, and other well-capitalized companies may introduce competitive services. Our competitors may spend more money and time on developing and testing products and services, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful products or services than ours, which could negatively impact our business. Our competitors may also develop products, features, or services that are similar to ours or that achieve greater market acceptance. Such competitors may also undertake more far-reaching and successful product development efforts or marketing campaigns or may adopt more aggressive pricing policies. Furthermore, in the future, new competitors, whether licensed or not, may enter the online iCasino gaming industries. If we are not able to maintain or improve our market share, or if our offerings do not continue to be popular, our business, financial condition, results of operations and prospects could be adversely affected.

Competitive pressures may also adversely affect our margins. For example, as we expand to become a U.S. national brand and as competition increases, we may need to increase our marketing expenses, thereby lowering our margins, in order to compete.

We operate in the global entertainment and gaming industries within the broader entertainment industry with our business-to- consumer (“B2C”), offerings such as online casino wagering, social gaming, and our B2B offerings through our Casino Room platform and other services. Our users face a vast array of entertainment choices. Other forms of entertainment, such as television, movies, sporting events and in-person casinos, are more well-established and may be perceived by our users to offer greater variety, affordability, interactivity and enjoyment. We compete with these other forms of entertainment for the discretionary time and income of our users. If we are unable to sustain sufficient interest in our online casino wagering, and social gaming platforms in comparison to other forms of entertainment, including new forms of entertainment, our business, financial condition, results of operations and prospects could be adversely affected.

In addition, our ability to achieve growth in revenue in the future will depend, in large part, upon our ability to attract new users to our offerings and retain existing users of our offerings, as well as continued user adoption of online casino and retail and online sports wagering more generally. Growth in the online casino and gaming industries and the level of demand for and market acceptance of our product offerings will be subject to a high degree of uncertainty. We cannot assure that consumer adoption of our product offerings will continue or exceed current growth rates, that the industry will achieve more widespread acceptance or that we will be able to retain our customers if we are unable to keep pace with technological innovation and customer experiences.

Our business depends on the success, including win or hold rates, of existing and future online gaming products, which rely on a variety of factors and are not completely controlled by us.

The online casino gaming industries are characterized by an element of chance. Our revenue is impacted by variations in the hold percentage (the ratio of net win to total amount wagered), or actual outcome, on the online casino games that we offer to our customers. We use the hold percentage as an indicator of an online casino game’s performance against its expected outcome. Although each online casino game generally performs within a defined statistical range of outcomes, actual outcomes may vary for any given period, particularly in the short term.

In the short term, for online casino wagering, the element of chance may affect win rates (hold percentages); these win rates, may also be affected in the short term by factors that are largely beyond our control, such as unanticipated event outcomes, a customer’s skill, experience and behavior, the mix of games played or wagers placed, the financial resources of customers, the volume of wagers placed and the amount of time spent gambling. For online casino games, it is possible a random number generator outcome or game will malfunction or is otherwise misprogrammed to pay out wins in excess of the game’s mathematical design and award errant prizes. Factors that are nominally within our control, such as the level of incentives or bonuses or comps given to customers, might, for various reasons both within and beyond our control, not be well- controlled and hence in turn might impact win rates. Similarly, inadvertently over-incentivizing customers can convert a casino game that would otherwise have been expected to be profitable for us into one with a positive expectation for the player.

As a result of the variability in these factors, the actual win rates on our online casino gaming offerings may differ from the theoretical win rates we have estimated and could result in the winnings of our online casino gaming customers exceeding those anticipated. The variability of win rates (hold rates) also has the potential to negatively impact our business, financial condition, results of operations, prospects and cash flows. For casino games there can be no assurance that existing casino game features will always be allowed or that new casino game features will be allowed or that regulators will not seek to constrain the operation of games in any way, for example by limiting the rate or speed of game play. If game features or other relevant aspects of casino game design are constrained then our business, financial condition, results of operations, prospects and cash flows might be negatively impacted.

Our success also depends in part on our ability to anticipate and satisfy user preferences in a timely manner. As we operate in a dynamic environment characterized by rapidly changing industry and legal standards, our products are subject to changing consumer preferences that cannot be predicted with certainty. We need to continually introduce new offerings and identify future product offerings that complement our existing platforms, respond to our users’ needs and improve and enhance our existing platforms to maintain or increase our user engagement and growth of our business. We may not be able to compete effectively unless our product selection keeps up with trends in the digital sports entertainment and gaming industries in which we compete, or trends in new gaming products.

Our forecasts, including for revenues, market share, expenses and profitability, are subject to significant risks, assumptions, estimates and uncertainties and may therefore differ materially from our expectations.

We operate in rapidly changing and competitive industries, and our forecasts are subject to the risks and assumptions made by management with respect to our industries. Operating results are difficult to forecast because they generally depend on our assessment of the timing of adoption of future legislation and regulations by different states and countries, which are uncertain. Furthermore, if we invest in the development of new products or distribution channels that do not achieve significant commercial success, whether because of competition or otherwise, we may not recover the often substantial “up front” costs of developing and marketing those products and distribution channels or recover the opportunity cost of diverting management and financial resources away from other products or distribution channels.

Additionally, as described below under “— Economic downturns and political and market conditions beyond our control, including a reduction in consumer discretionary spending, could adversely affect our business, financial condition, results of operations and prospects,” our business may be affected by reductions in consumer spending from time to time as a result of a number of factors which may be difficult to predict. Moreover, while casino operations are largely unaffected by seasonality in aggregate as online casino gaming is largely an individual activity unaffected by external calendars we believe that there is however some evidence that seasonality effects may occur at the time of certain major national holidays and/or vacation periods, as a result of which our revenue and cash flows could be adversely affected during times of the year when customers are more likely to engage in other non-gaming activities. This may result in decreased revenue levels, and we may be unable to adopt measures in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our operating results in a given quarter to be higher or lower than expected. If actual results differ from our estimates, analysts may negatively react and our stock price could be materially impacted.

Since we have recently launched our High Roller domain name in January 2022 as our principal iCasino platform and have re- purposed our legacy Casino Room platform into a marketing platform that would provide lead generation to our gaming operations, investors have no established history of operations or material financial information on which to assess our newly implemented business strategy and no assurance can be given of long term growth and consumer acceptance in which event our future revenue and results of operations may decline.

Our business strategy relating to the launch and expansion of our High Roller domain makes a number of assumptions about the current and future state of the industry that we operate in, including but not limited to environmental factors such as the current and future state of the markets and economies that we operate in, the current and expected future actions of governments around the world, the current and future capacity and effectiveness of our competitors, and the current and future desires and wants and means of our customers. Our strategy also makes assumptions about the current and future state of our own business, including our capacity and effectiveness to launch this brand, maintain customer interest and our ability to respond to all of the aforementioned environmental factors, amongst others. All of these assumptions are informed by data and information that is publicly available and which we gather for ourselves and by our ability to process and understand such data and information. Any or all of our assumptions may prove to be faulty and/or our data and/or information may be inaccurate or incomplete, in which case our strategy may prove to be incorrect or inadequate for the demands of our industry. Even if our strategy is a good one, we cannot be certain that our business is equipped to execute the plans and actions that might be necessary to achieve success. If any of our assumptions are incorrect and/or our strategy is poor and/or we are unable to execute on our strategy then our business, financial condition, results of operations, prospects and cash flows might be negatively impacted.

Our operating results may vary, which may make future results difficult to predict with certainty.

In the past, our financial results have varied on a quarter-by-quarter basis and may continue to do so in the future. This variance is due to a variety of factors certain of which are beyond our control. Our financial results in any given quarter may be influenced by, among other things, consumer engagement and wagering results, and other factors which are outside of our control or we cannot predict.

Our financial results are dependent, in part, on continued consumer engagement. Our consumer engagement in our online casino wagering services may vary or decrease, potentially resulting in a negative impact on our business, operations, financial condition or prospects, on account of, among other factors, the user’s level of satisfaction with our platforms, our ability to improve, innovate and adapt our platform, outages and disruptions of online services, the offerings of our competitors, our marketing and advertising efforts, or declines in consumer activity generally as a result of, among other things, public sentiment or economic downturns.

Additionally, our quarterly financial results may also be impacted on the number and amount of operator losses and jackpot payouts we may experience. Though operator losses are limited per stake to a maximum payout in our online casino wagering product offering, when looking at wagers across a period of time, these losses can potentially be significant. Our quarterly financial results are also subject to any jackpot payouts made in a particular quarter.

If we fail to detect fraud or theft, including by our users and employees, our reputation may suffer, which could harm our brand and reputation and negatively impact our business, financial condition, results of operations and prospects and can subject us to investigations and litigation.

We may incur, losses from various types of financial fraud, including use of stolen or fraudulent credit card data, claims of unauthorized payments by a user and attempted payments by users with insufficient funds. Bad actors use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another person’s identity, account information or payment information and unauthorized acquisition or use of credit or debit card details, bank account information and mobile phone numbers and accounts. Under current credit card practices, we may be liable for use of funds on our platform with fraudulent credit card data, even if the associated financial institution approved the credit card transaction.

Acts of fraud or other forms of cheating by our gaming customers may involve various tactics, including collusion with our employees and the exploitation of loopholes in our promotional bonus schemes. Successful exploitation of our systems could have negative effects on our product offerings, services and user experience and could harm our reputation. Additionally, we may inadvertently send overly generous promotional schemes that users or regulators force us to honor. Failure to discover such acts or schemes in a timely manner could result in harm to our operations. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business, financial condition, results of operations and prospects. In the event of the occurrence of any such issues with our existing platform or product offerings, substantial engineering and marketing resources and management attention, may be diverted from other projects to correct these issues, which may delay other projects and the achievement of our strategic objectives.

In addition, any misappropriation of, or access to, users’ or other proprietary information or other breach of our information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt our operations, force us to modify our business practices, damage our reputation and expose us to claims from our users, regulators, employees and other persons, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

Despite measures we have taken to detect and reduce the occurrence of fraudulent or other malicious activity on our platform, we cannot guarantee that any of our measures will be effective or will scale efficiently with our business. Our failure to adequately detect or prevent fraudulent transactions could harm our reputation or brand, result in litigation or regulatory action and lead to expenses that could adversely affect our business, financial condition, results of operations and prospects.

Our current and projected performance relies upon high-bandwidth data capabilities and disruptions in the availability of these may negatively impact our business, financial conditions, results of operations and prospects.

Our products require high-bandwidth data capabilities for placement of time-sensitive wagers. If high-bandwidth capabilities do not continue to grow or grow more slowly than generally anticipated, particularly for mobile devices, our user growth, retention, and engagement may be negatively impacted. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity, or use of the Internet, including laws governing Internet neutrality, could decrease the demand for our products and increase our cost of doing business. Specifically, any laws that would allow Internet providers in the United States to impede access to content, or otherwise discriminate against content providers like us over their data networks, could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Additionally, if any of the third-party platforms used for distribution of our product offerings were to limit or disallow advertising on their platforms for whatever reason or technologies are developed that block the display of our ads, our ability to generate revenue could be negatively impacted. These changes could materially impact our business activities and practices, and if we or our advertising partners are unable to timely and effectively adjust to those changes, there could be an adverse effect on our business, financial condition, results of operations and prospects.

We rely on third-party service providers such as (i) providers to validate the identity and identify the location of our customers, (ii) payment processors to process deposits and withdrawals made by our customers into our platforms, (iii) marketing and customer communications systems providers, (iv) casino content, product and technology providers, and (v) other outsourced services providers, among others. If our third-party providers do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.

There is no guarantee that the third-party geolocation and identity verification systems that we rely on will perform adequately or will be effective. We rely on our geolocation and identity verification systems to ensure that we are in compliance with certain laws and regulations, and any service disruption to those systems would prohibit us from operating our platform and would adversely affect our business. Additionally, incorrect or misleading geolocation and identity verification data with respect to our current or potential customers received from third-party service providers may result in us inadvertently allowing access to our offerings to individuals who should not be permitted to access them, or otherwise inadvertently deny access to individuals who should be able to access our offerings, in each case based on inaccurate identity or geographic location determination. Our third-party geolocation service providers rely on their ability to obtain information necessary to determine geolocation from mobile devices, operating systems, and other sources. Changes, disruptions or temporary or permanent failure to access such sources by our third-party service providers may result in their inability to accurately determine the location of our customers. Moreover, our inability to maintain our existing contracts with third-party service providers, or to replace them with equivalent third parties, may result in our inability to access geolocation and identity verification data necessary for our day-to-day operations. If any of these risks materializes, we may be subject to disciplinary action, fines, lawsuits, and our business, financial condition, results of operations and prospects could be adversely affected.

We also rely on a limited number of third-party payment processors to process deposits and withdrawals made by our customers into our platform. If any of our third-party payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate payment processor, and may not be able to secure similar terms or replace such payment processor in an acceptable time frame. Further, the software and services provided by our third-party payment processors may not meet our expectations, contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to customers on our platform, any of which could make our platform less trustworthy and convenient and adversely affect our ability to attract and retain our customers.

All of our payments are made by credit card, debit card or through other third-party payment services, which subjects us to certain regulations and to the risk of fraud. We may in the future offer new payment options to customers that may be subject to additional regulations and risks and/or may incur higher transaction charges. We are also subject to a number of other laws and regulations relating to the payments we accept from our customers, including with respect to money laundering, money transfers, privacy and information security. Although we have implemented processes and have dedicated teams to ensure compliance with applicable rules and regulations, there have in the past, and there may be in the future, incidences where certain relevant information relating to “know your customer” (“KYC”) and/or anti-money laundering (“AML”) is not detected or established. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines and/or higher transaction fees and may lose our ability to accept online payments or other payment card transactions, which could make our offerings less convenient and attractive to our customers. If any of these events were to occur, our business, financial condition, results of operations and prospects could be adversely affected.

For example, if we are deemed to be a money transmitter as defined by applicable regulation, we could be subject to certain laws, rules and regulations enforced by multiple authorities and governing bodies in the United States and numerous state and local agencies who may define money transmitter differently. For example, certain U.S. states may have a more expansive view of who qualifies as a money transmitter. Additionally, we could be subject to additional laws, rules and regulations related to the provision of payments and financial services, and if we expand into new jurisdictions, the various regulations and regulators governing our business that we are subject to will expand as well. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.

Additionally, our payment processors require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules in ways that might prohibit us from providing certain offerings to some customers, be costly to implement or difficult to follow. We have agreed to reimburse our payment processors for fines they are assessed by payment card networks if we or the customers on our platform violate these rules. Any of the foregoing risks could adversely affect our regulatory licensure, business, financial condition, results of operations and prospects.

Additionally, outages in our connectivity with our payment processors or their connectivity with downstream processors and networks might inhibit our ability to successfully process deposits and withdrawals on behalf of our customers. Errors in any of these systems may cause transactions to be processed multiple times or not at all, which may in turn result in customers being overcharged, overpaid or not paying us. Overcharging customers might result in representations, returns or chargebacks which might in turn jeopardize our relationships with our payment processors and potentially lead to fines and additional transaction costs or even the termination of our relationships with our payment processors. If we do not detect these errors timely then we might over-credit to or under-deduct from our customers’ casino accounts which might in turn result in customers being inadvertently given risk-free opportunities to gamble and thereby potentially win even larger amounts. We cannot guarantee that we will detect such outages or errors timeously nor that we will be able to recover any resulting losses from customers or third-party providers. Any attempts by us to recover such losses from our customers may cause our customers to have a negative experience and our brand or reputation may be negatively affected and our customers may be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, any such outages or errors could harm our reputation, business, financial condition, results of operations, cash flows and prospects.

Furthermore, if any of our payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we might need to find an alternate provider. Given the occasionally unique benefits and features of different payment options, exact replacement might not be possible and we may not be able to secure similar terms or benefits or features or replace such payment processors in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our payment processors, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We rely on third-party service providers for components of our marketing and customer communications processes and systems. Failures or outages in these systems may inhibit our ability to acquire new customers or retain existing customers. The nature of these processes means that certain customer personal information may be transmitted through these systems. If these systems are compromised in any way then customer personal data might be compromised and in turn our customers’ perception of our reliability and security might be impacted. Any of the foregoing risks could adversely affect our business, financial condition, results of operations and prospects.

We rely on third-party providers for nearly all of our casino games. These third parties are responsible for the design, development and maintenance of these games. In the past there have been outages during which time one or more games have been unavailable. There have also been incidents where errors in the design or development or maintenance of these games has result in erroneous payouts to customers, including instances where games have erroneously produced positive expected returns to customers and hence losses for the casino. We cannot be certain that we will always detect such outages and errors timeously nor that we will be able to recover any losses resulting from errors either from customers or third-party providers. Any outages or attempts by us to recover such losses from errors from our customers may cause our customers to have a negative experience and our brand or reputation may be negatively affected and our customers may be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, any such outages and errors could harm our reputation, business and operating results.

Furthermore, if any of our casino game suppliers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we might need to find an alternate provider. Given the unique design of each casino game, exact replacement would not be possible and we may not be able to secure similar terms or product features or extent of product range or replace such providers in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our third-party casino game supplier partners, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We may have difficulty accessing the services of banks, credit card issuers and payment processing services providers due to the nature of our business, which may make it difficult to sell our products and offerings.

Although financial institutions and payment processors are permitted to provide services to us and others in our industry, banks, credit card issuers and payment processing service providers may be hesitant to offer banking and payment processing services to real money gaming and online sports betting businesses. Consequently, businesses involved in our industry, including our own, may encounter difficulties in establishing and maintaining banking and payment processing relationships with a full scope of services and generating market rate interest. Similarly, our customers’ banks and/or credit card providers might decline to allow our customers to effect transactions with online gaming or sports betting businesses or might block such attempted transactions. If we are unable to maintain our bank accounts or our customers are unable to use their credit cards, bank accounts or e-wallets to make deposits and withdrawals from our platforms, it would be difficult for us to operate our business and increase our operating costs, and would pose additional operational, logistical and security challenges which could result in an inability to implement our business plan and harm our business, financial condition, results of operations and prospects.

Our growth prospects may suffer if we are unable to develop successful offerings or if we fail to pursue additional offerings. In addition, if we fail to make the right investment decisions in our offerings and technology platform, we may not attract and retain key users and our revenue and results of operations may decline.

Ellmount Entertainment Ltd, was founded over a decade ago, under the laws of Malta, and we have primarily focused our efforts since then on growing our current iGaming product offerings. We have repurposed Ellmount Entertainment into a marketing company and, since the first quarter 2022, have been speedily transitioning existing customers to our newly launched domain, High Roller.com. We are rapidly expanding the growth rate of that domain, and we anticipate expanding further as new product offerings mature and as we pursue our growth strategies. The industries in which we operate are characterized by rapid technological change, evolving industry standards, frequent new product offering introductions and changes in customer demands, expectations and regulations. To keep pace with the technological developments, achieve product acceptance and remain relevant to users, we will need to continue developing new and upgraded functionality of our products and services and adapt to new business environments and competing technologies and products developed by our competitors. The process of developing new technology is complex, costly and uncertain. To the extent we are not able to adapt to new technologies and/or standards, experience delays in implementing adaptive measures or fail to accurately predict emerging technological trends and the changing needs or preferences of users, we may lose customers.

The requirements of being a public company may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses may be greater than we had anticipated.

As a public company (and particularly after we are no longer an “emerging growth company”), we will incur significant legal, accounting and other expenses that the Company did not incur as a private company. We are subject to the reporting requirements of the Exchange Act and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd- Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of [               ], including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be complex and burdensome. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our historical legal and financial compliance costs and make some activities more time-consuming and costly. For example, becoming a public company has made it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of the board of directors of the Company (the “Board”) as compared to High Roller as a private company. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an “emerging growth company.” We have hired, and may need to continue to hire, additional accounting and financial staff, and engage outside consultants, all with appropriate public company experience and technical accounting knowledge, and maintain an internal audit function, which will increase our operating expenses. Moreover, we could incur additional compensation costs in the event that we decide to pay cash compensation closer to that of other public companies, which would increase our general and administrative expenses and could materially and adversely affect our profitability. We continue to evaluate these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

The lack of public company experience of our management team could adversely impact our ability to comply with the reporting requirements of U.S. securities laws, which could have a materially adverse effect on our business.

Our officers have limited public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act. These responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Any of these deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Exchange Act, which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a U.S. public company would be in jeopardy in which event you could lose your entire investment in our Company.

As a private company, we were not subject to the SEC’s requirements regarding our internal controls over financial reporting. Our failure to maintain adequate financial, information technology and management processes and controls has resulted in material weaknesses that could lead to errors in our financial reporting, which in turn could adversely affect our business.

As a private company, we were not required to document and test our internal controls over financial reporting, our management was not required to certify the effectiveness of our internal controls and our independent registered public accounting firm was not required to opine on the effectiveness of our internal control over financial reporting. As an “emerging growth company,” we continue to be, exempt from certain of the SEC’s internal control reporting requirements. However, we will lose our emerging growth company status and become subject to certain additional internal control over financial reporting management and auditor attestation requirements in the year in which we are deemed to be a large accelerated filer, which would occur once we are subject to Exchange Act reporting requirements for 12 months, have filed at least one SEC annual report and the market value of our common equity held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

In order to seek an initial public offering and related listing on a national stock exchange, the Company, which until December 2021 was domiciled and had operated exclusively outside of the United States, effected a recapitalization into a recently-formed Delaware corporation effective December 21, 2021, and in February and March 2022 completed the branding and launching of its online casino platform. In 2021 and prior, the Company’s business, operations, assets, banking, accounting, legal, financial, and tax compliance were not subject to the securities and tax laws and regulations of the United States. As such, the Company’s accounting, financial and tax compliance systems had not been designed to be compliant with the securities and tax laws and regulations of the United States. In conjunction with the Company’s efforts to complete an initial public offering, the Company initiated efforts to prepare, for the first time, audited consolidated financial statements for the years ended December 31, 2021 and 2020 in accordance with U.S. GAAP and SEC reporting standards, as a result of which certain issues were identified that indicated the existence of deficiencies in the Company’s internal ability to prepare such consolidated financial statements, reflecting material weakness in the Company’s internal control over financial reporting.

Current management has not yet developed and installed the necessary financial and accounting systems and procedures, nor retained the financial and accounting staff with the necessary technical competence and accounting experience to address accounting and reporting issues under U.S. GAAP and SEC reporting standards, and to implement proper internal controls. Current management has retained the services of qualified outside consultants with expertise to perform specific accounting and finance functions, and to assist in the design of accounting and internal control systems. Accordingly, the Company has not yet completed the process to establish adequate internal controls over financial reporting, and it expects that this process will take some time to accomplish and will require the availability of additional operating capital, whether from an initial public offering or otherwise. However, there can be no assurances that these efforts will be sufficient to fully develop and implement adequate disclosure controls and procedures and internal controls over financial reporting.

In addition, our current controls and any new controls that we develop may become inadequate because of design-related issues and changes in our business, including increased complexity resulting from any revenue sharing arrangements and international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports. If we are unable to certify the effectiveness of our internal controls or remedy the identified material weakness, or if our internal controls have any additional material weaknesses, we may not detect errors timely, our consolidated financial statements could be misstated, and we could be subject to regulatory scrutiny and a loss of confidence by stakeholders, which could harm our business and adversely affect the market price of our securities.

Recruitment and retention of our employees, including certain key employees, are vital to growing our business and meeting our business plans. The loss of any of our key executives or other key employees could harm our business.

We depend on a limited number of key personnel to manage and operate our business. The leadership of our current executive officers has been a critical element of our success and the departure, death or disability of any one of our executive officers or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, could have a material adverse effect on our business. We plan to recruit additional personnel, including a Chief Financial Officer and a Chief Operating Officer in the near future. We cannot provide assurance that we will be able to attract or retain such highly qualified personnel in the future. In addition, the loss of employees or the inability to hire necessary skilled employees could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business. If we do not succeed in attracting, hiring, and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively and our business, financial condition, results of operations and prospects could be adversely affected.

Due to the nature of our business, we are subject to taxation in a number of jurisdictions and changes in, or new interpretation of, tax laws, tax rulings or their application by tax authorities could result in additional tax liabilities and could materially affect our business, financial condition, results of operations and prospects.

Our tax obligations are varied and include United States federal, state and international taxes due to the nature of our business. The tax laws that are applicable to our business are subject to interpretation, and significant judgment is required in determining our worldwide provision for income taxes. In the course of our business, there will be many transactions and calculations where the ultimate tax determination is uncertain. For example, compliance with the 2017 United States Tax Cuts and Jobs Act (“TCJA”) may require the collection of information not regularly produced within our Company, the use of estimates in our consolidated financial statements, and the exercise of significant judgment in accounting for its provisions. As regulations and guidance evolve with respect to the TCJA, and as we gather more information and perform more analysis, our results may differ from previous estimates and may materially affect our consolidated financial statements.

The gaming industry represents a significant source of tax revenue to the jurisdictions in which we operate. Gaming companies and B2B providers in the gaming industry (directly and/or indirectly by way of their commercial relationships with operators) are currently subject to significant taxes and fees in addition to normal corporate income taxes, and such taxes and fees are subject to increase at any time. From time to time, various legislators and other government officials have proposed and adopted changes in tax laws, or in the administration or interpretation of such laws, affecting the gaming industry. In addition, any worsening of economic conditions and the large number of jurisdictions with significant current or projected budget deficits, many of which have been made worse due to COVID-19, could intensify the efforts of governments to raise revenues through increases in gaming taxes and/or other taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration or interpretation or enforcement of such laws. Any material increase, or the adoption of additional taxes or fees, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, tax authorities may impose indirect taxes on Internet-related commercial activity based on existing statutes and regulations which, in some cases, were established prior to the advent of the Internet. Tax authorities may interpret laws originally enacted for mature industries and apply it to newer industries, such as ours. The application of such laws may be inconsistent from jurisdiction to jurisdiction. Our in-jurisdiction activities may vary from period to period which could result in differences in nexus from period to period.

We are subject to periodic review and audit by domestic and foreign tax authorities. Tax authorities may disagree with certain positions we have taken or that we will take, and any adverse outcome of such a review or audit could have a negative effect on our business, financial condition, results of operations and prospects. Although we believe that our tax provisions, positions and estimates are reasonable and appropriate, tax authorities may disagree with certain positions we have taken. In addition, economic and political pressures to increase tax revenue in various jurisdictions may make resolving tax disputes favorably more difficult.

We have business operations located outside of the United States, which subjects us to additional costs and risks that could adversely affect our operating results.

A portion of our operations are located in Malta, Costa Rica and Curacao, and we may in the future pursue opportunities in other non-United States jurisdictions. Compliance with international laws and regulations of Malta, Costa Rica, Curacao and the United States that apply to our international operations increases our cost of doing business. As a result of our international operations, we are subject to a variety of risks and challenges in managing an organization operating in various countries, including those related to:

●	challenges caused by distance as well as language and cultural differences;

●	general economic conditions in Malta, Costa Rica and Curacao (and any other jurisdictions where we may pursue non-United States opportunities);

●	regulatory changes;

●	political unrest, terrorism and the potential for other hostilities;

●	public health risks, particularly in areas in which we have significant operations;

●	overlapping or changes in tax regimes;

●	difficulties in transferring funds from certain countries and managing foreign exchange rate fluctuations and risks;

●	laws such as the United States Foreign Corrupt Practices Act, and local laws which also prohibit corrupt payments to governmental officials;

●	local laws which prohibit money-laundering and financing of terrorist and other unlawful financial activities; and

●	reduced protection for intellectual property rights in some countries.

If we are unable to expand or adequately staff and manage our existing development operations located outside of the United States, we may not realize, in whole or in part, the anticipated benefits from these initiatives (including lower development expenses), which in turn could materially adversely affect our business, financial condition, results of operations and prospects.

Our business includes significant international operations, and we are likely to be exposed to foreign currency transaction and translation risks. As a result, changes in the valuation of any major currency with which we conduct business in relation to other currencies could have positive or negative effects on our profitability and financial position.

Our global operations are likely to expose us to foreign currency transaction and translation risks. Currency transaction risk occurs in conjunction with purchases and sales of products and services that are made in currencies other than the local currency of the subsidiary involved, for example if the parent company pays, or transfers euro to a subsidiary in order to fund its expenses in local currencies. Currency translation risks occurs when the income statement and balance sheet of a foreign subsidiary is converted into currencies other than the local currency of the company involved, for example when the results of these subsidiaries are consolidated in the results of a parent company with a different reporting currency.

Due to our international operations, a significant portion of our business is denominated in foreign currencies. As a result, fluctuations in foreign currency and exchange rates may have an impact on our business, results of operations and financial position. Foreign currency exchange rates have fluctuated and may continue to fluctuate. Significant foreign currency exchange rate fluctuations may negatively impact our international revenue, which in turn affects our consolidated revenue. Currencies may be affected by internal factors, general economic conditions and external developments in other countries, all of which can have an adverse impact on a country’s currency. Currently, we are not party to any hedging transactions intended to reduce our exposure to exchange rate fluctuations. We may seek to enter into hedging transaction in the future, but we may be unable to enter into these transactions successfully, on acceptable terms or at all. We cannot predict whether we will incur foreign exchange losses in the future. Further, significant foreign exchange fluctuations resulting in a decline in the respective local currency may decrease the value of our foreign assets, as well as decrease our revenues and earnings from our foreign subsidiaries, which would reduce our profitability and adversely affect our financial position.

We are dependent on Happy Hour and on Spike Up Media and certain of its affiliates to provide us with certain services, which may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services to the extent that our services agreement with either of them terminates.

Since launching our new iCasino site in January 2022 we have depended on Happy Hour for platform and operational management of Highroller.com. Games on our website are provided by a range of third parties through Happy Hour at no additional markup. Lead generation for High Roller and for the Casino Room platforms are mostly supplied to us by Spike Up Media who in 2021 agreed to sell us the Highroller.com domain for approximately $3,000,000, payable in arrears each calendar quarter in an amount equal to two percent of net revenue from Highroller.com operations. Spike Up Media is a wholly owned subsidiary of Ellmount Interactive A.B. which is beneficially owned by our principal shareholders. Happy Hour is one of our principal shareholders and is managed by Robin Reed, one of our directors. Spike Up Media owns an approximate eight percent ownership interest in Happy Hour.

For the duration that these services are being provided to us by Happy Hour and by Spike Up Media, we will be dependent on them for services that are critical to our operations, and our operational flexibility to modify or implement changes with respect to such services and the amounts we pay for them will be limited. Should the services agreement with either of them terminate, we may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost and quality of service, comparable to those that we receive from them under the services agreements and our operating arrangements. Although we may in the future lose and attempt to replace portions of the services that are currently provided by affiliates, we may encounter difficulties replacing certain services or be unable to negotiate pricing or other terms as favorable as those we currently have in effect, which would reduce our rate of growth, lower profitability and adversely affect our financial position.

Negative publicity of us or an adverse shift in public opinion regarding online casino wagering may adversely impact our business and user retention.

We operate in a public-facing industry where negative publicity, including from our customers, whether or not justified, can spread rapidly through, among other things, social media. To the extent that we are unable to respond timeously and appropriately to negative publicity or to the extent our responses to negative publicity are not fairly published or not positively received, our reputation and brands could be harmed. Moreover, even if we are able to respond in a timely and appropriate manner, we cannot predict how negative publicity may affect our reputation and business.

A negative change in the public’s opinion of online casino, or how politicians and other governmental authorities view online casino wagering could result in future legislation or new regulations restricting or prohibiting certain (or all) sports wagering or online casino wagering activities in certain jurisdictions, the result of which may negatively impact our business, financial condition, results of operations and prospects. Further, negative publicity of us or our product offerings, platform or user experience in online casino wagering industry generally could lead to new restrictions and limitations on us or sports wagering and online casino wagering generally, which may have a negative impact on our business, financial condition, results of operations and prospects.

We and our employees also use social media to communicate externally. There is risk that the use of social media by us or our employees to communicate about our business or for any other purpose even in a personal capacity may give rise to negative publicity or liability or result in public exposure of personal information of our employees or customers, each of which could affect our reputation, revenue, business, results of operations and financial condition.

We rely on several different marketing channels to acquire and retain customers and to promote our iCasino brands and our products. If we are not able to effectively acquire and retain customers via such channels then our business and operating results may be harmed.

In addition to our relationship with Spike Up Media, we utilize a variety of marketing initiatives, which may include traditional marketing channels (such as print), digital marketing (such as online display advertising, search engine marketing, social media and “affiliates” marketing) and retention marketing (including via email, text messages and social media). Traditional marketing channels are by their nature difficult to measure. Digital marketing is typically more measurable but somewhat more complex to undertake. Retention marketing is subject to customer consent which is not always granted or may be revoked. Our ability to execute on our marketing plans is subject to regulatory constraints in each market and it is not unusual for marketing-related regulations to change from time to time. If our ability to monitor and measure performance of any of these channels is compromised or if our ability to execute our plans in any of these channels is in any way inhibited then our ability to acquire and retain customers could be harmed and our business, financial condition, results of operations, cash flows and prospects may suffer.

In some regions and for some of our initiatives we may rely extensively on independent third-party marketers, known as “affiliates”. “Affiliates” is an industry term that describes independent third- parties which assist the Company to acquire new customers and which are generally paid on a revenue-share or cost-per-acquisition basis. Despite the word “affiliates”, these are independent parties that are not otherwise affiliated with the Company in the ordinary sense of the word. Notwithstanding that in some jurisdictions for license purposes we are deemed to control these “affiliates” marketers, their actions in the marketing of our brands are not directly within our control and hence actions, errors, omissions or intentional malfeasance on their part may cause damage to our brands, our business, our prospects and our financial results before we are able to detect such actions, errors, omissions or intentional malfeasance and/or do anything to mitigate the effects thereof. In particular, we can be held accountable by regulatory authorities for actions by such third parties in contravention of our license in a given jurisdiction, which in turn may lead to fines, license suspension, loss of license or other censure, which may in turn harm our business, our prospects and/or our financial performance. Our agreements with such marketers sometimes make us obliged to pay them an ongoing share of revenues derived from customers that they introduce to us, or sometimes such that we are required to pay them a “cost per acquisition” capitation fee for each customer introduced, or sometimes a combination of both. Such third-party “affiliates” are under no obligation to continue introducing customers to us, but we may be obliged to continue to pay them future revenue shares where applicable nonetheless.

In some regions we may make use of search engine marketing (SEM, which is the purchase of advertising against keywords on search engines) and search engine optimization (SEO, which is the adaptation of our websites and employment of other techniques in order to achieve more favorable rankings when customers search for gambling-related keywords on search engines). Search engines such as Google regularly change their internal proprietary and confidential algorithms by which SEM and SEO operate and typically do so in ways that are not predictable as to timing or effect. If we fail to adapt our marketing methods to these changes or if our competitors do so better than we do then our business, financial condition, results of operations, cash flows and prospects may suffer.

Several of our marketing channels rely on being able to successfully track customers across different websites and apps and/or to augment our own data with additional marketing data for purposes of measuring and monitoring the effectiveness of our marketing campaigns and/or effectively adapting or executing on our marketing campaigns. The ability to do this is under threat of restrictive legislation in some jurisdictions and technology platform providers such as Google and Apple have taken steps to restrict such tracking and augmentation and we expect that further restrictions may be added in future. Such restrictions may hamper our ability to acquire or retain customers and thereby cause our business, financial condition, results of operations, cash flows and prospects to suffer.

Risks Related to Government Regulation

Our business is subject to a variety of United States and foreign laws, many of which are unsettled and still developing. Any change in regulations or their interpretation, or the regulatory climate applicable to our products and services, or changes in tax rules and regulations or interpretation thereof related to our products and services, could adversely impact our ability to operate our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to laws and regulations relating to real-money online casino wagering in the jurisdictions in which we conduct our business or in some circumstances, of those jurisdictions in which we offer our product offerings. We are also subject to the general laws and regulations that apply to all e-commerce businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on our operations and financial results. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable that to happen. Additionally, some jurisdictions in which we may operate could presently be unregulated or partially regulated and therefore more susceptible to the enactment or change of laws and regulations.

In May 2018, the United States Supreme Court struck down as unconstitutional the PASPA. This decision has the effect of lifting federal restrictions on sports wagering and thus allows states to determine by themselves the legality of sports wagering. Since the repeal of PASPA, numerous states (plus Washington, D.C.) have legalized online sports wagering. To the extent new real money online casino wagering or retail or sports wagering jurisdictions are established or expanded, we cannot guarantee that we will be successful in penetrating such new jurisdictions or expanding our business or user base in line with the growth of existing jurisdictions. If we are unable to effectively develop and operate directly or indirectly within these new jurisdictions or if our competitors are able to successfully penetrate geographic jurisdictions that we cannot access or where we face other restrictions, there could be a material adverse effect on our business, financial condition, results of operations and prospects. Our failure to obtain or maintain the necessary regulatory approvals in jurisdictions, whether individually or collectively, would have a material adverse effect on our business. To expand into new jurisdictions, we may need to be licensed and obtain approvals of our product offerings. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals needed for expansion within existing jurisdictions or into new jurisdictions can negatively affect our opportunities for growth, including the growth of our customer base, or delay our ability to recognize revenue from our offerings in any such jurisdictions.

Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on our operations and financial results. Governmental authorities could view us as having violated local laws, despite our efforts to obtain all applicable licenses or approvals. Further, there is risk that governmental authorities or courts could determine that our free-play, social casino offerings constitute unauthorized gambling or that legislation is enacted in jurisdictions in which we operate free-play, social casino offerings that makes our free-play, social casino offerings unauthorized gambling, which could negatively impact our operations and business results. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent monopoly providers, or private individuals, could be initiated against us, Internet service providers, credit card and other payment processors, financial institutions, advertisers and others involved in the online casino and gaming industries. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our licensees or other business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as impact our reputation.

There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to prohibit, legislate or regulate various aspects of the online casino and retail and online gaming industries (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on our business, financial condition, results of operations and prospects, either as a result of our determination that a jurisdiction should be blocked, or because a local license or approval may be costly for us or our business partners to obtain and/or such licenses or approvals may contain other commercially undesirable conditions.

In the United States, the Unlawful Internet Gambling Enforcement Act of 2006 (“UIGEA”) prohibits among other things, the acceptance by a business of a wager by means of the Internet where such wager is prohibited by any federal or state law where initiated, received or otherwise made. Under UIGEA severe criminal and civil sanctions may be imposed on the owners and operators of such systems and on financial institutions that process wagering transactions. The law contains a safe harbor for wagers placed within a single state (disregarding intermediate routing of the transmission) where the method of placing the wager and receiving the wager is authorized by that state’s law, provided the underlying regulations establish appropriate age and location verification.

The Illegal Gambling Business Act (“IGBA”) makes it a crime to conduct, finance, manage, supervise, direct or own all or part of an “illegal gambling business” and the Travel Act makes it a crime to use the mail or any facility in interstate commerce with the intent to “distribute the proceeds of any unlawful activity,” or “otherwise promote, manage, establish, carry on, or facilitate the promotion, management, establishment, or carrying on, of any unlawful activity.” For there to be a violation of either the IGBA or the Travel Act there must be a violation of underlying state law.

Until 2011, there was uncertainty as to whether the Federal Wire Act of 1961 (the “Wire Act”) prohibited states from conducting intrastate lottery transactions via the Internet if such transactions crossed state lines. In late 2011, the Office of Legal Counsel (the “OLC”) of the United States Department of Justice (“DOJ”) issued an opinion which concluded that the prohibitions of the Wire Act were limited to sports gambling and thus did not apply to state lotteries at all (the “2011 DOJ opinion”). Following the issuance of the 2011 DOJ opinion, within the past few years, state-authorized Internet casino gaming has been launched in Delaware, New Jersey and Pennsylvania and has been approved in Michigan and state authorized online poker has been launched in Nevada. In 2018, at the request of the Criminal Division, the OLC reconsidered the 2011 DOJ opinion’s conclusion that the Wire Act was limited to sports gambling. On January 14, 2019, the OLC published a legal opinion dated November 2, 2018 (the “2018 DOJ opinion”), which concluded that the 2011 DOJ opinion had incorrectly interpreted the Wire Act. In the 2018 DOJ opinion, the OLC concluded that the restrictions on the transmission in interstate or foreign commerce of bets and wagers in the Wire Act were not limited to sports gambling but instead applied to all bets and wagers. The OLC also found that the enactment of the UIGEA described above did not modify the scope of the Wire Act. The OLC acknowledged that its conclusion in the 2018 DOJ opinion, which was contrary to the 2011 DOJ opinion, will make it more likely that the executive branch’s view of the law will be tested in the courts. At this time, we are unable to determine whether the 2018 DOJ opinion will be upheld by the courts, or what impact it will have on us or our customers.

Our growth prospects depend on the legal status of real-money online casino gaming in various jurisdictions, and legalization may not occur in as many states or other regions as we expect or may occur at a slower pace than we anticipate or may be accompanied by legislative or regulatory restrictions or taxes that make it impracticable or less attractive to operate, which could adversely affect our future results of operations and make it more difficult to meet our expectations for financial performance.

A number of states have legalized, or are currently considering legalizing, real-money gaming, and our growth, business, financial condition, results of operations and prospects are significantly dependent upon the legalization of real-money gaming expanding to new jurisdictions. Our business plan is partially based upon real-money gaming becoming legal for a specific percent of the population on a yearly basis; however, this legalization may not occur as we have anticipated. Additionally, if a large number of additional states or the federal government enact real-money gaming legislation and we are unable to obtain or are otherwise delayed in obtaining the necessary licenses to operate online sports wagering or online gaming websites in United States jurisdictions where such games are legalized, our future growth in online sports wagering and online gaming could be materially impaired.

As we enter into new jurisdictions, states or the federal government may legalize real-money online gaming in a manner that is unfavorable to us. As a result, we may encounter legal, regulatory and political challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new opportunity. States that have established state-run monopolies may limit opportunities for private sector participants like us. States also impose substantial tax rates on online sports wagering and online gaming revenue, in addition to sales taxes in certain jurisdictions and a federal excise tax of 25 basis points on the amount of each wager. As most state product taxes apply to various measures of modified gross profit, tax rates, whether federal- or state-based, that are higher than we expect will make it more costly and less desirable for us to launch in a given jurisdiction, while tax increases in any of our existing jurisdictions may adversely impact our profitability.

Therefore, even in cases in which a jurisdiction purports to license and regulate online sports wagering and online gaming, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and at times may be intended to provide incumbent operators with advantages over new licensees. Therefore, some “liberalized” regulatory regimes are considerably more commercially attractive than others.

Failure to comply with regulatory requirements or to successfully obtain a license or permit applied for could adversely impact our ability to comply with licensing and regulatory requirements or to obtain or maintain licenses in other jurisdictions, or could cause financial institutions, online and mobile platforms and distributors to stop providing services to us.

Compliance with the various regulations applicable to real-money wagering is costly and time-consuming. Regulatory authorities at the non-United States, United States federal, state and local levels have broad powers with respect to the regulation and licensing of real-money gaming operations and may revoke, suspend, condition or limit our real-money gaming licenses, impose substantial fines on us and take other actions, any one of which could have a material adverse effect on our business, financial condition, results of operations and prospects. These laws and regulations are dynamic and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current laws or regulations or enact new laws and regulations regarding these matters. We will strive to comply with all applicable laws and regulations relating to our business. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules. Non-compliance with any such law or regulations could expose us to claims, proceedings, litigation and investigations by private parties and regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect our business, financial condition, results of operations and prospects.

Any real-money gaming license could be revoked, suspended or conditioned at any time. The loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause us to cease offering some or all of our offerings in the impacted jurisdictions. We may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process, which could adversely affect our operations. Our delay or failure to obtain or maintain licenses in any jurisdiction may prevent us from distributing our offerings, increasing our customer base and/or generating revenues. We cannot assure you that we will be able to obtain and maintain the licenses and related approvals necessary to conduct our online casino wagering operations. Any failure to maintain or renew our existing licenses, registrations, permits or approvals could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, a gaming regulatory body may refuse to issue or renew a gaming license or restrict or condition the same, based on our past or present activities or our current or former directors, officers, employees, stockholders or third parties with whom we have relationships, which could adversely affect our business, financial condition, results of operations and prospects. If additional gaming regulations are adopted in a jurisdiction in which we operate, such regulations could impose restrictions or costs that could have a significant adverse effect on us. From time to time, various proposals are introduced in the legislatures of some of the jurisdictions in which we have existing or planned operations that, if enacted, could adversely affect our directors, officers, key employees, or other aspects of the company’s operations. To date, we believe we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for our operations. However, we can give no assurance that any additional licenses, permits and approvals that may be required will be given or that existing ones will be renewed or will not be revoked. Renewal is subject to, among other things, continued satisfaction of suitability requirements of our directors, officers, key employees and stockholders. Any failure to renew or maintain our licenses or to receive new licenses when necessary would have a material adverse effect on our business, financial condition, results of operations and prospects.

In some jurisdictions, our key executives, certain employees or other individuals related to the business will be subject to licensing or compliance requirements. Failure by such individuals to obtain the necessary licenses or comply with individual regulatory obligations could cause the business to be non-compliant with its obligations, or imperil its ability to obtain or maintain licenses necessary for the conduct of the business.

As part of obtaining real-money gaming licenses, the responsible gaming authority will generally determine suitability of certain directors, officers and employees and, in some instances, significant stockholders. The criteria used by gaming authorities to make determinations as to who requires a finding of suitability or the suitability of an applicant to conduct gaming operations varies among jurisdictions, but generally requires extensive and detailed application disclosures followed by a thorough investigation. Gaming authorities typically have broad discretion in determining whether an applicant should be found suitable to conduct operations within a given jurisdiction. If any gaming authority with jurisdiction over our business were to find an applicable officer, director, employee or significant stockholder of ours unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever our relationship with that person. Furthermore, such gaming authorities may require us to terminate the employment of any person who refuses to file required applications. Either result could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Intellectual Property and Data Security

We rely on information technology and other systems and platforms, and failures, errors, defects or disruptions therein could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects. Our product offerings and other software applications and systems, and certain third-party platforms that we use could contain undetected errors.

Our technology infrastructure is critical to the performance of our platform and product offerings and to user satisfaction. We devote significant resources to network and data security to protect our systems and data. However, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot assure you that absolute security will be provided by the measures we take to: prevent or hinder cyber-attacks and protect our systems, data and user information; to prevent outages, data or information loss, and fraud; and to prevent or detect security breaches. Such measures include a disaster recovery strategy for server and equipment failure, back-office systems and the use of third parties for certain cybersecurity services. We have experienced, and we may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. To date, such disruptions, individually and in the aggregate, have not had a material impact us; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could materially adversely affect our business, financial condition, results of operations and prospects.

Additionally, our product offerings may contain errors, bugs, flaws or corrupted data, and these defects may become apparent only after their launch and could result in a vulnerability that could compromise the security of our systems. If a particular product offering is unavailable when users attempt to access it or navigation through our platforms is slower than they expect, users may be unable to use our product offerings as desired and may be less likely to return to our platforms as often, if at all. Furthermore, programming errors, defects and data corruption could disrupt our operations, adversely affect the experience of our users, harm our reputation, cause our users to stop utilizing our platforms, divert our resources or delay market acceptance of our product offerings, any of which could result in legal liability to us or harm our business, financial condition, results of operations and prospects. Insufficient business continuity management could diminish our brand and reputation, subject us to liability, disrupt our business and adversely affect our operating results and growth prospects, and failure of planned availability and continuity solutions and disaster recovery when activated in response to an incident could result in system interruptions and degradation of service.

If our user base and engagement continue to grow, and the amount and types of product offerings continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our users’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our product offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may become evident only after we have started to fully use the underlying equipment or software, that could further degrade the user experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, a lack of resources (e.g., hardware, software, personnel and service providers) could result in an inability to scale our services to meet business needs, system interruptions, degradation of service or operational mistakes. Our business also may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (such as COVID-19) or other catastrophic events.

We believe that if our users have a negative experience with our product offerings, or if our brand or reputation is negatively affected, users may be less inclined to continue or resume utilizing our product offerings or to recommend our platform to other potential users. As such, a failure or significant interruption in our service could harm our reputation, our business, financial condition, results of operations and prospects.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure, other loss or theft of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of our operations and the services we provide to users, damage to our reputation, and a loss of confidence in our products and services, each of which could adversely affect our business, financial condition, results of operations and prospects.

The secure maintenance and transmission of user information is a critical element of our operations. Our information technology and other systems that maintain and transmit user information, or the systems of third-party service providers and business partners, may be compromised by a malicious third-party penetration of our network security, or the network security of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or the actions or inactions of a third-party service provider or business partner. As a result, our users’ information may be lost, disclosed, accessed or taken without such users’ consent. We have experienced attempts to breach our systems and other similar incidents in the past. For example, we have been and expect that we will continue to be subject to attempts to gain unauthorized access to or through our information systems or those we develop for our customers, whether by our employees or third parties, including phishing attacks by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs. To date these attacks have not had a material impact on our operations or financial results, but we cannot provide assurance that they will not have a material impact in the future, including by overloading our systems and network and preventing our product offering from being accessed by legitimate users.

We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers.

In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications we use also increases. Breaches of our security measures or those of our third-party service providers or cybersecurity incidents could result in: unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of user information, including users’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; or litigation, regulatory action and other potential liabilities. In the past, the online gaming industry has experienced social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks, none of which to date have been material to our business; however, such attacks could in the future have a material adverse effect on our operations. If any of these breaches of security should occur and be material, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

In addition, any party who is able illicitly to obtain a user’s password could access the user’s transaction data or personal information, resulting in the perception that our systems are insecure. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We continue to devote significant resources to protect against security breaches or we may need to in the future to address problems caused by breaches, including notifying affected users and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

Failure to protect or enforce our intellectual property rights, the confidentiality of our trade secrets and confidential information, or the costs involved in such enforcement could harm our business, financial condition, results of operations and prospects.

We rely on trademark, copyright, trade secret and domain-name-protection laws to protect our rights in intellectual property. However, third parties may knowingly or unknowingly infringe our rights in intellectual property, third parties may challenge intellectual property rights held by us, and pending and future trademark may not be approved. In any of these cases, we may be required to expend significant time and expense to prevent infringement of or to enforce our rights. Notwithstanding our intellectual property rights, there can be no assurance that others will not offer products or services that are substantially similar to ours and compete with our business.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we operate or intend to operate our business. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any significant impairment of our intellectual property rights could harm our business or our ability to compete. If we are unable to protect our proprietary offerings and features, competitors may reverse engineer and/or copy them. Additionally, protecting our intellectual property rights is costly and time-consuming. Any unauthorized use of our intellectual property or disclosure of our confidential information or trade secrets could make it more expensive to do business, thereby harming our operating results. Furthermore, if we are unable to protect our intellectual property rights or prevent unauthorized use or appropriation by third parties, the value of our brands and other intangible assets may be diminished, and competitors may be able to more effectively mimic our product offerings and services. Any of these events could seriously harm our business, financial condition, results of operations and prospects.

Our collection, storage and use, including sharing and international transfers, of personal data are subject to applicable data protection and privacy laws, and any actual or perceived failure to comply with such laws may harm our reputation and business or expose us to fines, civil claims (including class actions), and other enforcement action. The protection of personal information is becoming increasingly regulated and changes in applicable laws may require changes to our policies, practices, procedures and personnel which may require material expenditures and harm our financial condition and results of operations.

We are, and will increasingly become as we seek to expand our business, subject to numerous domestic and foreign laws, regulations, rules and standards, as well as associated industry standards, policies and contractual or other obligations, relating to the collection, use, storage, safeguarding, retention, security, destruction, disclosure, transfer, and/or other processing of personal data (collectively, “Processing”) in the jurisdictions in which we operate (collectively, “Data Protection Requirements”). These Data Protection Requirements often vary significantly by jurisdiction. While we have taken steps to comply with Data Protection Requirements, we cannot assure you that our efforts to achieve and remain in compliance have been and/or will continue to be, fully successful. If we fail, or are perceived to have failed, to address or comply with any such Data Protection Requirements, this could result in enforcement actions against us that could include investigations, fines, penalties, audits and inspections, additional reporting requirements and/or oversight, temporary or permanent bans on all or some Processing of personal data or orders to destroy or not use personal data. Further, individuals or other relevant stakeholders could bring a variety of claims against us for our actual or perceived failure to comply with the Data Protection Requirements. Any of these events could have a material adverse effect on our reputation, business, or financial condition, and could lead to a loss of actual or prospective customers, collaborators or partners; result in an inability to Process personal data or to operate in certain jurisdictions; limit our ability to develop or commercialize current or prospective offerings or services; or require us to revise or restructure our operations.

For example, the European Union’s General Data Protection Regulation (“GDPR”) applies to any Processing operations carried out in the context of the activities of an establishment in the EEA, as well as to any other Processing operations relating to the offering of goods or services to individuals in the EEA and/or the monitoring of individuals’ behavior in the EEA. Also, notwithstanding the United Kingdom’s withdrawal from the EU, by operation of the so called ‘UK GDPR’ (i.e., the GDPR as it continues to form part of the law of the United Kingdom by virtue of section 3 of the EU (Withdrawal) Act 2018 and as subsequently amended) (“UK GDPR”) the GDPR continues to apply in substantially equivalent form to Processing operations carried out in the context of the activities of an establishment in the United Kingdom and any other Processing relating to the offering of goods or services to individuals in the United Kingdom and/or monitoring of individuals’ behavior in the United Kingdom. Consequently, any reference we make to the GDPR also refers to the UK GDPR in the context of the United Kingdom, unless the context indicates otherwise.

The GDPR further provides that EEA Member States may introduce specific, supplementary requirements related to the Processing of “special categories of personal data”; as well as personal data related to criminal offences or convictions. In the United Kingdom, the UK Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the Processing of such personal data across the EEA and/or United Kingdom, which may increase our costs and overall compliance risk.

The GDPR and such supplementary requirements impose stringent data privacy and security requirements. In particular, the GDPR imposes several requirements relating to ensuring there is a lawful basis for Processing personal data, extends the rights of individuals to whom the personal data relates, materially expands the definition of what is expressly noted to constitute personal data, requires additional disclosures about how personal data is to be used, imposes limitations on retention of personal data, imposes strict rules on the transfer of personal data out of the EEA/UK to most third countries, creates mandatory data breach notification requirements in certain circumstances and establishes onerous new obligations on service providers, or processors, who Process personal data simply on behalf of others. It also significantly increased penalties for noncompliance.

Additionally, following the United Kingdom’s withdrawal from the European Union on January 31, 2020 and end of the post-Brexit transition period on December 31, 2020, as noted above, the United Kingdom has introduced the UK GDPR which currently makes the privacy regimes of the EEA and United Kingdom similar, though it is possible that either the European Union, and consequently those further states that make up the remainder of the EEA, or United Kingdom could elect to change their approach and create differences in legal requirements and regulation in this area. On June 28, 2021, the European Commission issued an adequacy decision under the GDPR which allows transfers (other than those carried out for the purposes of United Kingdom immigration control) of personal data from the EEA to the United Kingdom to continue without restriction for a period of four years ending June 27, 2025.

After that period, the adequacy decision may be renewed, however, only if the United Kingdom continues to ensure an adequate level of data protection. During these four years, the European Commission will continue to monitor the legal situation in the United Kingdom and could intervene at any point if the United Kingdom deviates from the level of data protection in place at the time of issuance of the adequacy decision. If the adequacy decision is withdrawn or not renewed, transfers of personal data from the EEA to the United Kingdom will require a valid ‘transfer mechanism’ and we may be required to implement new processes and put new agreements in place (such as the then-current form of the European Commission-issued Standard Contractual Clauses), to enable transfers of personal data from the EEA to the United Kingdom to continue.

We are also subject to the Data Protection (Bailiwick of Guernsey) Law, 2017 (as amended) (the “Guernsey DP Law”), which largely follows GDPR and requires us to control and process personal data only for proper purposes and in accordance with statutory data protection principles, and the Data Protection Law of Colombia, which requires the consent of the customer to their data being transmitted outside of Colombia.

Because our products and services rely on the movement of data across national boundaries, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products and/ or services globally. In particular, European data protection laws, such as the GDPR, generally prohibit the transfer of personal data from the EEA, United Kingdom and Switzerland to the United States, and most other countries, known as ‘third countries’, in respect of which the European Commission or other relevant regulatory body has not issued a so-called ‘adequacy decision’, unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data.

One of the primary safeguards used for transfers of personal data to the United States was the E.U.-U.S. Privacy Shield framework administered by the U.S. Department of Commerce. On July 16, 2020, the Court of Justice of the European Union, or CJEU, in a decision known as ‘Schrems II’, invalidated the EU-U.S. Privacy Shield, under which personal data could be transferred from the EEA and the United Kingdom to U.S. entities that had self-certified under the Privacy Shield. To align with the CJEU’s decision in respect of the E.U.-U.S. Privacy Shield, on September 8, 2020, the UK government similarly invalidated the use of the EU-U.S. Privacy Shield as a mechanism for lawful personal data transfers from the United Kingdom to the United States under the UK GDPR and the Swiss Federal Data Protection and Information Commissioner announced that the Swiss-U.S. Privacy Shield regime was also inadequate for the purposes of personal data transfers from Switzerland to the U.S. entities who had self-certified under the Swiss Privacy Shield. The CJEU Schrems II decision mentioned above also cast doubt on the ability to use one of the primary alternatives to the E.U.-U.S. Privacy Shield and Swiss-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, lawfully to transfer personal data to the United States and most other third countries.

On June 4, 2021, the European Commission published new versions of the Standard Contractual Clauses. These must be used for all new transfers of personal data from the EEA to third countries starting September 27, 2021, and all existing transfers of personal data from the EEA to third countries relying on the existing versions of the Standard Contractual Clauses must be replaced by December 27, 2022. The implementation of the new Standard Contractual Clauses will necessitate significant contractual overhaul of our data transfer arrangements with partners, sub-processors and vendors. Use of both the existing and the new Standard Contractual Clauses must, following the Schrems II decision, now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals, and additional supplementary technical, organizational and/or contractual measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. At present, there are few if any viable alternatives to the Privacy Shield and the Standard Contractual Clauses and there remains some uncertainty with respect to the nature and efficacy of such supplementary measures in ensuring an adequate level of protection of personal data.

As such, our transfers of personal data to third countries may not comply with European data protection laws and may increase our exposure to the GDPR’s heightened sanctions for breaching of its cross-border data protection rule, including fines of up to 4% of annual global revenue or €20,000,000/$20,200,000 or 4% of annual global revenue of the preceding year, whichever is higher, and injunctions against transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the Standard Contractual Clauses can and cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate and/or engage providers and/or otherwise transfer personal data, it could affect the manner in which we receive and/or provide services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results and generally increase compliance risk. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of operating our business.

In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. On June 20, 2019, the U.K.’s Information Commissioner (the “ICO”) published a report setting out its views on advertising technology, specifically the use of personal data in “real time bidding”, and the key privacy compliance challenges arising from it. In its report, which is a status update rather than formal guidance, several key deficiencies were noted and marked for formal regulatory action. However, in May 2020, the ICO paused its investigation into real time bidding and the advertising technology industry, as it sought to prioritize activities responding to the COVID-19 pandemic. The ICO’s investigation resumed in January 2021. We are likely to be required to expend further capital and other resources to ensure compliance with the findings of the ICO’s report on advertising technology, and any relevant changing laws and regulations. While we have numerous mitigation controls in place, advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling (e.g., websites predominantly aimed at children). There is also a risk that gambling advertisements are viewed by people who do not want to view them, or who have taken measures not to receive them (for example, individuals on “self-exclusion” lists). In each case this may have adverse legal and reputational effects on our business.

In the EU, rules relating to electronic direct marketing are currently set out in the ePrivacy Directive, which is likely to be replaced by a new ePrivacy Regulation. While no official time frame has been given for the ePrivacy Regulation, there will be a transition period after the ePrivacy Regulation is agreed for compliance, and commentators consider it unlikely to come into force before 2023. The ePrivacy Regulation will be directly implemented into the laws of each of the EU Member States, without the need for further enactment. When implemented, the ePrivacy Regulation is expected to alter rules on third-party cookies, web beacons and similar technology for online behavioral advertising and to impose stricter requirements on companies using these tools. Regulation of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers’ Internet usage and promote ourselves to them. The current draft of the ePrivacy Regulation significantly increases fining powers to the same levels as the GDPR. Given the delay in finalizing the ePrivacy Regulation, certain regulators have issued guidance (including ICO and French data protection regulators) on the requirement to seek strict opt-in, unbundled consent to use all nonessential cookies and similar technologies and the requirement to increase the standard of transparency relating to use of cookies and similar technologies. Our cookie consent management functionality and cookies notices may not meet the standards outlined in such guidance.

In the United States, the federal government, including Congress, the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices. Furthermore, the Federal Trade Commission and many state attorneys general continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination, and security practices that appear to be unfair or deceptive. Numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use, and processing of state residents’ personal data.

For example, the California Consumer Privacy Act (“CCPA”) took effect on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses such as ours and may require us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides new and enhanced data privacy rights to California residents, such as affording consumers the right to access and delete their information and to opt out of certain sharing and sales of personal information. The law also prohibits covered businesses from discriminating against consumers (for example, charging more for services) for exercising any of their CCPA rights. The CCPA imposes severe statutory damages for certain violations of the law as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. It remains unclear how various provisions of the CCPA will be interpreted and enforced.

In November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020 (“CPRA”). The CPRA further expands the CCPA with additional data privacy compliance requirements that may impact our business, and establishes a regulatory agency dedicated to enforcing those requirements. The Stop Hacks and Improve Electronic Data Security Act, otherwise known as the SHIELD Act, is a New York State bill, the data protection portions of which became effective on March 23, 2020. The SHIELD Act requires companies to adopt reasonable safeguards to protect the security, confidentiality, and integrity of private information. A company should implement a data security program containing specific measures, including risk assessments, employee training, vendor contracts, and timely data disposal. Laws like the SHIELD Act, the CPRA and the CCPA may lead other states to pass comparable legislation, with potentially greater penalties, and more rigorous compliance requirements relevant to our business. For example, Virginia has enacted the Consumer Data Protection Act and Colorado has enacted the Colorado Privacy Act, each of which may impose obligations similar to or more stringent than those we may face under other data protection laws. Compliance with any newly enacted privacy and data security laws or regulations may be challenging and cost and time-intensive, and we may be required to put in place additional mechanisms to comply with applicable legal requirements.

Although we have implemented certain policies and procedures, and continue to review and improve such policies and procedures, that are designed to ensure compliance with applicable laws, rules and regulations, if our privacy or data security measures fail, or are perceived to have failed, to comply with applicable current or future laws and regulations, we may be subject to fines, litigation, regulatory investigations and penalties (including potential suspension or loss of licensure), enforcement notices requiring us to change the way we use personal data or our marketing practices or other liabilities such as compensation claims by individuals affected by a personal data breach, as well as negative publicity and a potential loss of business. Fines are significant in some countries (e.g., the GDPR introduced fines of up to €20,000,000/$20,200,000 or up to 4% of the total worldwide annual revenue of the preceding financial year, whichever is higher) as well as litigation, compensation claims by affected individuals (including class action type litigation where individuals suffer harm), regulatory investigations and enforcement notices that could require us to change the way we use personal data.

Our processing of cardholder data is subject, in addition to data protection and privacy laws, to strict industry standards and security procedures. Compliance with the requirements to process cardholder data can be onerous and may require the implementation of new procedures, policies and security measures or the amendment of existing ones which may require material expenditures and harm our financial condition and results of operations. Any actual or perceived failure to comply may result in the inability to process payments, monetary penalties and reputational damages which may require material expenditures and harm our financial condition and results of operations.

The Payment Card Industry Data Security Standard (“PCI DSS”) applies to the processing of cardholder data. PCI DSS consists of a set of policies and procedures intended to enhance the security of cardholder data during card transactions. PCI DSS was implemented by the five largest credit card brands—Visa, Mastercard, Discover, American Express, JCB. Compliance in this regard is important as we do process cardholder data. Where there is actual or perceived non-compliance with PCI DSS, this may result in our inability to process payments, monetary penalties and reputational damage. As part of PCI DSS compliance, we are required to undertake internal and external network vulnerability scans at least quarterly and after any significant change in the network and to carry out a formal risk assessment process at least annually and upon significant changes to the environment that identifies critical assets, threats, and vulnerabilities. Where such scans reveal any lack of compliance, the Company will take appropriate steps to ensure compliance in accordance with the relevant and applicable policies and procedures.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by unauthorized third parties, hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information or data stored there could be accessed, publicly disclosed, lost, deleted, encrypted or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings (including class action), liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of our operations and the services we provide to customers, damage to our reputation, and a loss of confidence in our products and offerings, which could adversely affect our business.

The secure maintenance and transmission of customer information is a critical element of our operations. Our information technology and other systems that maintain and transmit customer information, or those of service providers, business partners or employee information may be compromised by a malicious third-party penetration of our network security, or that of a third-party service provider or business partner or impacted by intentional or unintentional actions or inactions by our employees, or those of a third-party service provider or business partner. As a result, our customers’ information may be lost, disclosed, accessed or taken without consent. If any such access, disclosure or other loss of information should occur, then we would likely suffer attempts by the recipients of such data to divert our customers away from our products and would also suffer a substantial loss of trust and reputation with our customers and would likely lose a significant portion of their business as a result. We have experienced attempted cyber- attacks, attempts to breach our systems and other similar attempts in the past. For example, we have been and expect that we will continue to be subject to attempts to gain unauthorized access to or through our information systems, whether by our employees or third parties, including cyber-attacks by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs. To date these attacks have not had a material impact on our operations or financial results, but we cannot provide assurance that they will not have a material impact in the future.

We rely on encryption and authentication technology licensed from third parties in an effort securely to transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites and/or externally exposed administrative systems are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers.

In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications we use also increases. Breaches of our security measures or those of our third-party service providers or cybersecurity incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of customer information, including customers’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. In the past, we have experienced social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks, none of which to date has been material to our business; however, such attacks could in the future have a material adverse effect on our operations. If any of these breaches of security should occur and be material, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

In addition, any party who is able to illicitly obtain a customer’s password could access the customer’s transaction data or personal information, resulting in the perception that our systems are insecure. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We continue to devote significant resources to protect against security breaches or we may need to in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

We will rely on licenses and service agreements to use the intellectual property rights of third parties which are incorporated into or used in our products and services. Failure to renew or expand existing licenses or service agreements may require us to modify, limit or discontinue certain product offerings, which could materially affect our business, financial condition, results of operations and prospects.

We rely on products, technologies and intellectual property that we license or that are made available to us through service agreements from third parties, for use in our B2B, B2B2C and B2C offerings. Substantially all of our product offerings and services use intellectual property licensed or made available to us through service agreements from third parties. The future success of our business may depend, in part, on our ability to obtain, retain and/or expand licenses or service agreements for certain technologies. We cannot assure that these third-party licenses and services agreements, or support for the technologies licensed or provided to us thereunder, will continue to be available to us on commercially reasonable terms, if at all. In the event that we cannot renew and/or expand existing licenses or services agreements, we may be required to discontinue or limit our use of the product offerings that include or incorporate the licensed or provided technology.

Some of our license agreements contain minimum guaranteed royalty payments to the third party. If we are unable to generate sufficient revenue to offset the minimum guaranteed royalty payments, it could have a negative effect on our business, financial condition, results of operations, prospects and cash flows. Our license agreements generally allow for assignment in the event of a strategic transaction but contain some limited termination rights post-assignment. Certain of our license agreements grant the licensor rights to audit our use of their intellectual property. Disputes with licensors over uses or terms could result in the payment of additional royalties or penalties by us, cancellation or non-renewal of the underlying license or litigation.

The regulatory review process and licensing requirements also may preclude us from using technologies owned or developed by third parties if those parties are unwilling to subject themselves to regulatory review or do not meet regulatory requirements. Some gaming authorities require gaming manufacturers to obtain approval before engaging in certain transactions, such as acquisitions, mergers, reorganizations, financings, stock offerings and share repurchases. Obtaining such approvals can be costly and time consuming, and we cannot assure that such approvals will be granted or that the approval process will not result in delays or disruptions to our strategic objectives.

Risks Related to our Third-Party Vendor Relationships

We rely on third-party providers to validate the identity and location of our users, and if such providers fail to perform adequately or provide accurate information or we do not maintain business relationships with them, our business, financial condition, results of operations and prospects could be adversely affected.

There is no guarantee that the third-party geolocation and identity verification systems that we rely on perform adequately or will be effective. We rely on our geolocation and identity verification systems to ensure we are in compliance with certain laws and regulations, and any service disruption to those systems would prohibit us from operating our platform and would adversely affect our business. Additionally, incorrect or misleading geolocation and identity verification data with respect to current or potential users received from third-party service providers may result in us inadvertently allowing access to our product offerings to individuals who should not be permitted to access them, or otherwise inadvertently deny access to individuals who should be able to access our product offerings, in each case based on inaccurate identity or geographic location determination. Our third-party geolocation services provider relies on its ability to obtain information necessary to determine geolocation from mobile devices, operating systems and other sources. Changes, disruptions or temporary or permanent failure to access such sources by our third- party services providers may result in their inability to accurately determine the location of our users. Moreover, our inability to maintain our existing contracts with third-party services providers, or to replace them with equivalent third parties, may result in our inability to access geolocation and identity verification data necessary for our day-to-day operations. If any of these risks materializes, we may be subject to disciplinary action, fines, lawsuits, and our business, financial condition, results of operations and prospects could be adversely affected.

We rely on other third-party service and content providers (including online slot and other game providers) and if such third parties do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition, results of operations and prospects could be adversely affected.

Our success depends in part on our relationships with third-party service providers. We also rely on third parties for content delivery (such as online slots), load balancing and protection against distributed denial-of-service attacks. If those providers do not perform adequately, our users may experience issues or interruptions with their experiences, and we may be held responsible by gaming regulators for the errors of third-party content providers. Furthermore, if any of our third-party service or data providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate provider, and as consolidation in the industries in which we operate continues to occur, if any of our third-party service providers is acquired by a competitor, we may need to find an alternate provider, and in each case we may not be able to secure similar terms or replace such providers in an acceptable time frame. We also rely on other software and services supplied by third parties, such as communications and internal software, and our business may be adversely affected to the extent such software and services do not meet our expectations, contain errors or vulnerabilities, are compromised or experience outages. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations and prospects. Further, any negative publicity related to any of our third-party service providers, including any publicity related to regulatory concerns or allegations of bad or unethical actions undertaken by any of our third-party service providers, could adversely affect our reputation and brand, result in us severing our relationship with such third-party service provider and could potentially lead to increased regulatory or litigation exposure.

We incorporate technology from third-party vendors into our platform. We cannot be certain that these vendors are not infringing the intellectual property rights of others or that they have sufficient rights to such technology in all jurisdictions in which we may operate. Some of our material license and services agreements with third party vendors allow the vendor to terminate for convenience. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our vendors or against us, if our third party vendors terminate any license or services agreements, or if we are unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, our ability to develop our platform or product offerings containing that technology could be severely limited and our business could be harmed. Additionally, if we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time, effort and skillsets that we currently do not have, and may be of lower quality or performance standards. This would limit and delay our ability to provide new or competitive product offerings and increase our costs. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality as part of our product offerings, which could adversely affect our business, financial condition, results of operations and prospects.

If Internet and other technology-based service providers experience service interruptions, our ability to conduct our business may be impaired and our business, financial condition, results of operations and prospects could be adversely affected.

A substantial portion of our network infrastructure is provided by third parties, including Internet service providers and other technology-based service providers. We use technology-based service providers such as CloudFlare to mitigate any distributed denial-of-service attacks. However, if Internet service providers experience service interruptions, including because of cyber- attacks, or due to an event causing an unusually high volume of Internet use (such as a pandemic or public health emergency like COVID-19), communications over the Internet may be interrupted and impair our ability to conduct our business. Internet service providers and other technology-based service providers may in the future roll out upgraded or new mobile or other telecommunications services, such as 5G or 6G services, which may not be successful and thus may impact the ability of our users to access our platform or product offerings in a timely fashion or at all. In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems. To prepare for system problems, we continuously seek to strengthen and enhance our current facilities and the capabilities of our system infrastructure and support. Nevertheless, there can be no assurance that the Internet infrastructure or our own network systems will continue to be able to meet the demand placed on us by the continued growth of the Internet, the overall online gaming industry and our users. Any difficulties these providers face, including the potential of certain network traffic receiving priority over other traffic (i.e., lack of net neutrality), may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. Any system failure as a result of reliance on third parties, such as network, software or hardware failure, including as a result of cyber-attacks, which causes a loss of our users’ property or personal information or a delay or interruption in our online services and products and e-commerce services, including our ability to handle existing or increased traffic, could result in a loss of anticipated revenue, interruptions to our platform and product offerings, cause us to incur significant legal, remediation and notification costs, degrade the customer experience and cause users to lose confidence in our product offerings, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our growth will depend, in part, on the success of our strategic relationships with third parties. Overreliance on certain third parties, or our inability to extend existing relationships or agree to new relationships may cause unanticipated costs for us and impact our financial performance in the future.

We rely, and we expect to continue to rely, on relationships with third parties in order to attract users to our platform. These relationships along with providers of online services, search engines, social media, directories and other websites and ecommerce businesses direct consumers to our online platform. While we believe there are other third parties that could drive users to our platform, adding or transitioning to them may disrupt our business and increase our costs. In the event that any of our existing relationships or our future relationships fails to provide services to us in accordance with the terms of our arrangement, or at all, and we are not able to find suitable alternatives, this could impact our ability to attract consumers cost effectively and harm our business, financial condition, results of operations and prospects.

Risks Related to Our Affiliate Arrangements

We have arrangements with our affiliates that impact our operations.

We have engaged, and may in the future engage, in transactions with affiliates, such as Happy Hour, Spike Up Media, Ellmount Interactive and other related parties, to operate online gaming and sports wagering. While an effort has been made and will continue to be made to obtain services from affiliated persons and other related parties at rates and on terms that are at least as favorable as would be charged by others, if that were not to be achieved in the future that could have a negative impact on our operations. If we engage in related party transactions on unfavorable terms, our operating results will be negatively impacted.

Risks Related to our Liquidity and Capital Resources

We may require additional capital to support our growth plans, and that capital may not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business.

We intend to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new product offerings and features or enhance our existing platform, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, capital markets conditions and other factors. If we raise additional funds by issuing equity, equity-linked or debt securities, such as preferred stock as authorized by our Charter, those securities may have rights, preferences or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing stockholders may experience dilution. If we are unable to obtain additional capital when required, or on satisfactory terms, our ability to continue to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances could be adversely affected, and our business, financial condition, results of operations and prospects may be harmed.

We may invest in or acquire other businesses, and our business may suffer if we are unable successfully to integrate acquired businesses into our company or otherwise manage the growth associated with multiple acquisitions.

As part of our business strategy, we may make acquisitions as opportunities arise to add new or complementary businesses, products, brands or technologies. In some cases, the costs of such acquisitions may be substantial, including as a result of professional fees and due diligence efforts. There is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. In addition, we may be unable to identify suitable acquisition or strategic investment opportunities or may be unable to obtain any required financing or regulatory approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all. We may decide to pursue acquisitions with which our investors may not agree and we cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. In addition, acquisitions and the integration thereof require significant time and resources and place significant demands on our management, as well as on our operational and financial infrastructure. In addition, if we fail to successfully close transactions or integrate new teams, or integrate the products and technologies associated with these acquisitions into our company, our business could be seriously harmed. Acquisitions may expose us to operational challenges and risks, including:

●	the ability to profitably manage acquired businesses or successfully integrate the acquired businesses’ operations, personnel, financial reporting, accounting and internal controls, technologies and products into our business;

●	increased indebtedness and the expense of integrating acquired businesses, including significant administrative, operational, economic, geographic or cultural challenges in managing and integrating the expanded or combined operations;

●	entry into jurisdictions or acquisition of products or technologies with which we have limited or no prior experience, and the potential of increased competition with new or existing competitors as a result of such acquisitions;

●	diversion of management’s attention and the over-extension of our operating infrastructure and our management systems, information technology systems, and internal controls and procedures, which may be inadequate to support growth;

●	the ability to fund our capital needs and any cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties; and

●	the ability to retain or hire qualified personnel required for expanded operations.

Our acquisition strategy may not succeed if we are unable to remain attractive to target companies or expeditiously close transactions. Issuing shares of our stock to fund an acquisition would cause economic dilution to existing stockholders. If we develop a reputation for being a difficult acquirer or having an unfavorable work environment, or target companies view our shares of capital stock unfavorably, we may be unable to consummate key acquisition transactions essential to our corporate strategy and our business, financial condition, results of operations and prospects may be seriously harmed.

If we raise capital in the future by issuing shares of common or preferred stock or other equity or equity-linked securities, convertible debt or other hybrid equity securities, then-existing stockholders may experience dilution, such new securities may have rights senior to those of the Company’s common stock, and the market price of the Company’s common stock may be adversely affected.

If the Company raises capital in the future, then existing stockholders may experience dilution. Our certificate of incorporation, as amended, provides that preferred stock may be issued from time to time in one or more series. The Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the shares of common stock and could have anti-takeover effects. The ability of the Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. The issuance of any such securities may have the impact of adversely affecting the market price of the Company’s common stock.

The principal online iCasino operating asset of the Company is its interest in the High Roller domain and operations associated with it as well as with Ellmount Entertainment Ltd. (“Ellmount”), and accordingly we may depend on distributions from these operations to pay taxes and expenses.

The Company is a holding company that has no material assets other than its ownership interests in HR Entertainment and Ellmount. The Company is not expected to have independent means of generating revenue or cash flow, and its ability to pay its taxes, operating expenses, and pay any dividends in the future, if any, will be dependent upon the financial results and cash flows of its High Roller domain operations. There can be no assurance that these operations will generate sufficient cash flow to distribute funds to the Company or that applicable state law and contractual restrictions, including negative covenants under debt instruments will permit such distributions. If these operations do not distribute sufficient funds to the Company to pay its taxes or other liabilities, the Company may default on contractual obligations or have to borrow funds. In the event that the Company is required to borrow funds, our liquidity may be adversely affected which could subject us to additional restrictions imposed by lenders.

Increases in the Company’s income tax rates, changes in income tax laws or disagreements with U.S. and foreign tax authorities can adversely affect the Company’s business, financial condition or results of operations.

Increases in the Company’s income tax rates or other changes in income tax laws in the United States or any particular jurisdiction in which the Company operates could reduce its after-tax income from such jurisdiction and adversely affect its business, financial condition or results of operations. Existing tax laws in the United States have been and could in the future be subject to significant change. For example, in December 2017, the TCJA was signed into law in the United States which provided for significant changes to then-existing tax laws and additional guidance issued by the IRS pursuant to the TCJA may continue to impact the Company in future periods. Additional changes in the United States tax regime, including changes in how existing tax laws are interpreted or enforced, can adversely affect the Company’s business, financial condition or results of operations.

The Company will also be subject to regular reviews, examinations and audits by the IRS and other taxing authorities with respect to income and non-income-based taxes. Economic and political pressures to increase tax revenues in jurisdictions in which the Company operates, or the adoption of new or reformed tax legislation or regulation, may make resolving tax disputes more difficult and the final resolution of tax audits and any related litigation can differ from the Company’s historical provisions and accruals, resulting in an adverse impact on the Company’s business, financial condition or results of operations.

If the revenue generated by our iGaming operations does not meet the expectations of investors or securities analysts, the market price of our securities may decline.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Prior to this offering, there was no public market for the securities of High Roller. Accordingly, the valuation ascribed to the Company may not be indicative of the price that will ultimately prevail in the trading market and, even if an active market for the Company’s securities develops and continues, the trading price of its securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond the Company’s control. Any of the factors listed below could have a material adverse effect on your investment in the Company’s securities and the Company’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of the Company’s securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

●	actual or anticipated fluctuations in our quarterly financial results or quarterly financial results of companies perceived to be similar to us;

●	fluctuations and volatility in the currencies in which we conduct our operations as compared to the U.S. dollar, our reporting currency;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning the Company or the industries in which we operate in general;

●	operating and stock price performance of other companies that investors deem comparable to us;

●	our ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving the Company;

●	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

●	the volume of shares of our common stock available for public sale;

●	any major change in our Board or management;

●	sales of substantial amounts of our common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of the Company’s securities irrespective of our operating performance. The stock market in general, and [               ], have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of the Company’s securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to the Company could depress the Company’s stock price regardless of its business, prospects, financial conditions, or results of operations. A decline in the market price of the Company’s securities also could adversely affect our ability to issue additional securities and its ability to obtain additional financing in the future.

A significant portion of our total outstanding securities are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of the common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of the common stock. While members of our management and certain shareholders have agreed to be subject to certain restrictions regarding the transfer of the common stock, these shares may be sold after the expiration of the applicable lock-up restrictions. We may file one or more registration statements to provide for the resale of such shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of the common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Provisions in our certificate of incorporation may inhibit a takeover of the Company, which could limit the price investors might be willing to pay in the future for our securities and could entrench management.

Our certificate of incorporation contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include the ability of the Board to designate the terms of, and issue new series of, preferred stock, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

General Risk Factors

Economic downturns and political and market conditions beyond our control, including a reduction in consumer discretionary spending, could adversely affect our business, financial condition, results of operations and prospects.

Our financial performance is subject to global and United States economic conditions and their impact on levels of spending by users. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global entertainment and gaming industries, which may adversely affect our business, financial condition, results of operations and prospects. We are currently experiencing indications of a global recession as a result of the COVID-19 pandemic, cost of living increases, inflationary pressures and reduced economic growth. If recovery is slow or stalls, or if we experience a further downturn as a result of further waves of the COVID-19 pandemic or other market conditions, we may experience a material adverse effect on our business, financial condition, results of operations or prospects. The ultimate severity of the coronavirus outbreak is uncertain at this time and therefore we cannot predict the full impact it may have on our end markets and our operations; however, the effect on our business, financial condition, results of operations and prospects could be material and adverse.

Consumer discretionary spending or consumer preferences are driven by socioeconomic factors beyond our control, and our business is sensitive to reductions from time to time in discretionary consumer spending. Demand for entertainment and leisure activities, including gaming, can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment, and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce our users’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as online casino wagering and retail or online sports wagering. As a result, we cannot ensure that demand for our offerings will remain constant. Adverse developments affecting economies throughout the world, including a general tightening of availability of credit, decreased liquidity in certain financial markets, increased interest rates, foreign exchange fluctuations, increased energy costs, acts of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, as well as concerns regarding pandemics, epidemics and the spread of contagious diseases such as COVID-19, could lead to a further reduction in discretionary spending on leisure activities, such as online casino wagering and retail or online sports wagering.

Continued inflation may harm our business and financial condition.

If our costs become subject to significant inflationary pressures, we may not be able to offset these higher costs through price increases or other pricing adjustments to our business operations. Our inability or failure to do so could harm our business, financial condition, and operating results.

The continued market weakness of the euro in relation to the U.S. dollar may harm our operating results and negatively impact our financial condition.

We are exposed to foreign currency exchange risk related to our transactions and our translation of subsidiaries’ balances that are denominated in currencies other than the U.S. dollar, our reporting currency. We are required to translate a substantial portion of our operating results from euros, the functional currency of most of our non-U.S. subsidiaries, to U.S. dollars, our reporting currency. In 2021 and 2020, our exposure to these risks were not material. Recently the euro has declined in value in relation to the U.S. dollar and has traded at or slightly above parity. These trading levels should they continue may harm our operating results and negatively impact our financial condition. Currently, we do not hedge our foreign exchange exposure but may consider doing so in the future.

We may be subject to litigation in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.

As a growing company with expanding operations, we may in the future increasingly face the risk of claims, lawsuits and other proceedings involving competition and antitrust, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, regulatory and compliance, commercial disputes, services and other matters. Litigation to defend us against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations and prospects.

Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or we may decide to settle lawsuits on similarly unfavorable terms. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products or requiring a change in its business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected disciplinary actions, expenses and liabilities, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

We could be subject to future governmental investigations and inquiries, legal proceedings and enforcement actions. Any such investigation, inquiry, proceeding or action, could adversely affect our business.

We have received formal and informal inquiries from time to time, from government authorities and regulators, and gaming regulators, regarding compliance with laws and other matters, and we may receive such inquiries in the future, particularly as we grow and expand our operations. Violation of existing or future regulations, regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could adversely affect our business, financial condition, results of operations and prospects. In addition, it is possible that future orders issued by, or inquiries or enforcement actions initiated by, government or regulatory authorities could cause us to incur substantial costs, expose us to unanticipated liability or penalties, or require us to change our business practices in a manner materially adverse to our business, financial condition, results of operations and prospects.

Our insurance may not provide adequate levels of coverage against claims.

We intend to maintain insurance that we believe is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits or not exceed our applicable deductible, and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business, financial condition, results of operations and prospects.

Our growth prospects and market potential will depend on our ability to obtain licenses to operate in a number of jurisdictions and if we fail to obtain such licenses our business, financial condition, results of operations and prospects could be impaired.

Our ability to grow our business will depend on our ability to obtain and maintain licenses to offer our product offerings in a large number of jurisdictions or in heavily populated jurisdictions. If we fail to obtain and maintain licenses in large jurisdictions or in a greater number of mid-market jurisdictions, this may prevent us from expanding the footprint of our product offerings, increasing our user base and/or generating revenues. We cannot be certain that we will be able to obtain and maintain licenses and related approvals necessary to conduct our online casino wagering operations. Any failure to obtain and maintain licenses, registrations, permits or approvals could have a material adverse effect on our business, financial condition, results of operations and prospects.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

■	our ability to manage expansion into the U.S. markets and other markets;

■	our ability to compete in our industry;

■	our expectations regarding our financial performance, including our revenues, costs, and other reporting metrics;

■	the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs;

■	our ability to mitigate and address unanticipated performance problems on our websites, or platforms;

■	our ability to attract, retain, and maintain good relations with our customers;

■	our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs as well as our expectations about how market trends will affect our business,

■	our ability to stay in compliance with laws and regulations, including tax laws, that currently apply or may become applicable to our business both in the U.S. and internationally and our expectations regarding various laws and restrictions that relate to our business;

■	our ability to anticipate the effects of existing and developing laws and regulations, including with respect to taxation, and privacy and data protection that relate to our business;

■	our ability to obtain and maintain licenses or approvals with gambling authorities in the U.S.;

■	our ability to effectively manage our growth and maintain our corporate culture;

■	our ability to identify, recruit, and retain skilled personnel, including key members of senior management;

■	our ability to successfully identify, manage, consummate and integrate any existing and potential acquisitions;

■	our ability to maintain, protect, and enhance our intellectual property;

■	our expectations regarding use of proceeds from this offering;

■	the volatility of the trading price of our common stock;

■	the volatility of the U.S. dollar as compared to the euro and possibly other currencies;

■	our ability to manage the increased expenses associated and compliance demands with being a public company; and

■	other factors detailed herein under “Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and forecasts about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Furthermore, new risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $[           ] million (or $ [             ] million if the underwriters exercise their option to purchase additional shares), each after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use net proceeds from the offering primarily as follows:

●	approximately $ to pay balance of the amounts due for purchase of the Highroller.com domain name from Spike Up Media;

●	approximately $ to finance expansion to the United States and other new markets;

●	approximately $ for marketing, promotion and advertising; and

●	the balance of proceeds for general working capital.

U.S. market entry costs are expected to consist principally of market access fees, additional personnel recruitment, office lease, legal and guaranteed minimum annual fees for each state license (generally a minimum of $1 million for each local license). Marketing and advertising costs will be extended across all markets in which High Roller operates over the next 12 to 18 months. Based on our current plans, we believe our existing cash, revenue together with the net proceeds from this offering, will be sufficient to fund our operations and capital expenditure requirements for the next 18-24 months. This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, our entry into U.S. and other geographical markets, as well as any collaborations that we may enter into with third parties for our current or future product candidates or strategic opportunities that become available to us, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to finance the growth and development of our business. We do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments, provisions of applicable law and other factors the board deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and restricted cash (current and non-current), and total capitalization as of [                  ], 2022:

■	on an actual basis; and

■	on an as adjusted basis to give effect to the issuance and sale by us of [ ] shares of our common stock by us in this offering at an assumed public offering price of $[ ] per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

At [ ], 2022
	Actual	Pro Forma As Adjusted
Cash and cash equivalents, and restricted cash (current and non-current)	$	$

Stockholders’ equity:
Preferred stock, $0.001 par value: 10,000,000 authorized, 0 shares issued and outstanding
Common stock, $0.001 par value: 60,000,000 shares authorized, actual and pro forma; [ ] shares issued and outstanding, actual and [ ] shares issued and outstanding, pro forma
Additional paid-in capital
Accumulated deficit
Total stockholders’ equity

Total capitalization	$	$

The number of shares of common stock to be outstanding after this offering is based on 24,000,001 shares outstanding as of [                  ], 2022, and does not give effect to:

●	155,000 shares issuable upon exercise of outstanding warrants at an exercise price of $0.60 per share;

●	[ ] shares of common stock issuable to employees and consultants upon vesting over time or the completion of various performance milestones;

●	[ ] shares of common stock underlying outstanding options with a weighted average exercise price of $[ ] per share; and

●	[ ] shares available for future issuance under the 2022 High Roller Technologies, Inc. Equity Incentive Plan.

DILUTION

Purchasers of our common stock in this offering will experience an immediate dilution of net tangible book value per share from the initial public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of common stock and the net tangible book value per share immediately after this offering.

As of [                  ], 2022, our net tangible book value was $[  ], or $[  ] per share of common stock. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock.

Dilution represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of common stock after the offering. After giving effect to the sale of shares of common stock in this offering at the offering price of $[ ] per share, and after deducting underwriting commissions and estimated offering expenses payable by us, but without adjusting for any other change in our net tangible book value subsequent to [                  ], 2022, our pro forma net tangible book value would have been $[ ] per share. This represents an immediate increase in pro forma net tangible book value of $[ ] per share to our existing stockholders and immediate dilution of $[ ] per share to new investors purchasing shares at the proposed public offering price.

The following table illustrates the dilution in pro forma net tangible book value per share to new investors as of [                  ], 2022:

Assumed initial public offering price per share	$
Net tangible book value per share at [ ], 2022	$
Increase in net tangible book value per share to the existing stockholders attributable to this offering	$
Adjusted net tangible book value per share after this offering	$

Dilution in net tangible book value per share to new investors	$

The following tables set forth, as of [        ], 2022, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing holders of our common stock and the price to be paid by new investors at the public offering price.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
Investors purchasing shares in this offering			%			%	$
Total		100%		$	100%

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares of our common stock in full, the number of shares of our common stock held by existing stockholders would be reduced to      % of the total number of shares of our common stock outstanding after this offering.

The number of shares of common stock to be outstanding after this offering is based on 24,000,001 shares outstanding as of [                  ], 2022, and does not give effect to:

●	155,000 shares issuable upon exercise of outstanding warrants at an exercise price of $0.60 per share;

●	[ ] shares of common stock issuable to employees and consultants upon vesting over time or the completion of various performance milestones;

●	[ ] shares available for future issuance under the 2022 High Roller Technologies, Inc. Equity Incentive Plan; and

●	[ ] shares of common stock issuable upon exercise of warrants to be issued to the underwriters in connection with this offering.

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Unless the context requires otherwise, all references in this MD&A to the “Company,” “we,” “us,” or “our” refer to the company, High Roller Technologies, Inc. and its subsidiaries.

Our Business

We are a rapidly growing online gaming and entertainment company that focuses primarily on online casino betting and online promotion in the U.S. and European markets. Our mission is to provide next generation casino gaming to our customers with a mobile casino betting experience. High Roller Technologies, Inc. (the “Company” or “High Roller”) was incorporated in connection with the Restructuring, with the intent to seek an initial public offering on a United States securities exchange. Prior to our transition to the Highroller.com platform we operated our online iCasino activities under the casinoroom.com’ domain name. High Roller and its subsidiaries operate an online gaming business offering casino games to customers worldwide under the Highroller.com domain name principally utilizing our Curacao license and a domain license agreement with an Estonian licensee. In January 2022 we launched Highroller.com to deliver the VIP casino experience, catering to the next generation of online real money gamers.

Through our platform we provide we provide iCasino, or online casino, consisting of the full suite of games available in land-based casinos, such as blackjack, roulette, baccarat, poker, and slot machines. We generate revenue through hold, or gross winnings, as users play against the house. We believe iCasino provides lower volatility versus land-based casinos due to easier advance-based predictions on gaming rules and statistics.

We currently are present and active in European markets as well as in Canada (other than the Province of Ontario) and are planning to enter the Ontario market by mid-2023, the United States, Latin American and Asian markets commencing in the second half of 2023 and throughout 2024, once the respective states and countries regulate and legalize online casinos. We intend to enter Latin American and Asian markets using remote licenses where applicable. If national licensing regimes are introduced in relevant markets, we expect to comply, evaluate the regulation, and apply for local licenses as may be appropriate. We license our iCasino offerings from over 40 suppliers such as International Gaming Technology, iForium, Scientific Games Corporation, Spin, Evolution for Live Dealer services, Big Time Gaming, Red Tiger, Maxwin Gaming and others which are subject to standard revenue-share agreements, whereby suppliers receive a percentage of the net gaming revenue generated from their respective casino games and payment combinations including agreed upon fixed costs.

Our plan is to excite the iGaming industry by focusing on streaming and social experiences based on real money gambling experiences for the customer.

Impact of COVID-19

The COVID-19 pandemic has adversely impacted global commercial activity, disrupted supply chains and contributed to significant volatility in financial markets. Starting in 2020 and continuing through the date hereof, the COVID-19 pandemic continued to adversely impact many different industries. The ongoing COVID-19 pandemic could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the extent and the duration of the impact of COVID-19. The COVID-19 pandemic therefore presents material uncertainty and risk with respect to us and our performance and could affect our financial results in a materially adverse way.

The Company has considered information available to it as of the date of issuance of the consolidated financial statements appearing elsewhere in this prospectus and is not aware of any specific events or circumstances that would require an update to its estimates or judgements, or an adjustment to the carrying value of its assets or liabilities. Management continued to monitor the effect of COVID-19 throughout the year, whereby management noted that the pandemic did not have any negative effects on the Company’s revenue.

Our Business Model

We have operated our online iCasino operations under the Casino Room brand for over a decade. Effective January 2022 we began rebranding our operations under the High Roller brand, have been moving our players over to High Roller from Casino Room and have been transitioning our Casino Room brand into an affiliated marketing entity that can generate customer traffic to the highroller.com website. We provide our customers with a wide array of attractive and exciting casino game offerings from over 40 leading third party developers. Our mission is to offer a reliably superior customer experience by (i) providing fast onboarding, easy log-in and re-log-in, (ii) assuring efficient payment processing, (iii) offering a wide variety of popular games from a wide array of leading developers, (iv) effecting fast payouts on player winnings, (v) offering generous bonuses, attractive and inviting bonus play and free spins on popular slots, (vi) fostering community and interactive player involvement leading to longer stays on online and more play, and (vii) maintaining live 24/7/365 customer service to assure customer satisfaction. Spike Up Media, an affiliate of our founders, is one of a handful of globally foremost providers of lead generation and we believe that our association with Spike Up Media provides high-quality, cost-effective lead generation converting into active customers which together with our favorable customer acquisition costs and customer retention will result in higher gross operating margins than those we experienced with Casino Room.

The Restructuring

Prior to the formation of High Roller and the Restructuring, Entertainment was a wholly owned subsidiary of Ellmount Interactive AB (“Interactive”), a Sweden-based entity that was the direct parent of two wholly owned subsidiaries, Entertainment and Spike Up Media AB (“Spike Up”), as well as HR Entertainment Ltd. (“HR Ent”), a 65% owned subsidiary incorporated in the British Virgin Islands. Spike Up is a digital marketing company with operations separate from those of Ellmount Entertainment and operates together with its wholly owned subsidiary Spike Up Media, LLC, a U.S.-based entity. HR Ent was formed pursuant to a Joint Venture Agreement executed September 2021 between Spike Up and Happy Hour Entertainment Limited (“Happy Hour”), resulting in Spike Up obtaining a 65% interest in HR Ent and Happy Hour obtaining the remaining 35% interest. The HR Ent joint venture was established to launch a new gaming brand on the domain ‘highroller.com’ and other gaming related brands. Spike Up owns the rights to the highroller.com domain and has granted a license to HR Ent to use the domain name until certain installment payments are completed, after which HR Ent will own the domain name. Entertainment was formerly party to a certain agreement to purchase the highroller.com domain from a separate third-party through installment payments, however in June 2021, prior to payment of the full purchase price, Entertainment assigned the rights of the purchase agreement to Spike Up, after which Spike Up became the owner of the highroller.com domain name.

Prior to the Restructuring, Interactive owned 100% of Entertainment and 100% of Spike Up Media. As part of a two-step transaction completed December 30, 2021, High Roller was formed and became the direct parent of Entertainment. The first step of the Restructuring formed High Roller as a direct subsidiary of Interactive, with Interactive selling its interests in Entertainment to High Roller for nominal consideration of EUR 1.00. The second step of the Restructuring resulted in Interactive executing a spin-off of High Roller by transferring its entire share interest in High Roller to OEH Invest AB and Cascadia Holdings Ltd., who are the shareholders of Interactive. After this two-step transaction, Interactive is no longer the parent company of Entertainment. In this prospectus we refer to this two-step transaction as the “Restructuring”.

Subsidiaries of Entertainment (Malta)

Entertainment has two wholly owned subsidiaries both before and after the Restructuring; (1) Wowly NV (“Wowly” and formerly known as “Ellmount NV”) and (2) Ellmount Support SA (“Support”).

Wowly, organized in Curacao, manages certain internet related advertising services on behalf of Entertainment.

Support, which is based in Costa Rica, and Entertainment are parties to a certain Customer Support Services agreement effective January 1, 2019 to which Support provides customer support services to Entertainment. The services provided by Support include, customer support, activation, and retention, risk management, payments, and fraud management, Facebook maintenance and telemarketing, and monthly reporting on support transactions (the “Support Services”).

Going Concern

The Company had a net working capital deficiency of $2,747,015, an accumulated deficit of $15,343,781, and limited cash resources of $232,963 at December 31, 2021. The Company subsequently restructured its business platform in early 2022 to strategically reorient its online iCasino brand and offering to grow operating results.

The Company’s consolidated financial statements have been presented on the basis that it will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has financed its working capital requirements through December 31, 2021 primarily through the continuing financial support of affiliates and related parties.

As a result of these factors, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated, and the changes between periods. We have derived this data from our consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Years Ended December 31,		Change
	2021	2020	$	%
Revenue	$13,445,065	$14,765,874	$(1,320,809)	9%
Direct operating costs	1,513,601	5,526,463	(4,012,862)	73%
General and administrative
Related party	2,980,481	2,659,779	320,702	12%
Other	2,375,540	2,132,472	243,068	11%
Advertising and promotions
Related party	2,010,849	2,599,977	(589,128)	23%
Other	2,876,656	1,129,547	1,747,109	155%
Product and software development	687,745	453,975	233,770	51%
Income from operations	1,000,193	263,661	736,532	279%
Interest expense, net	(2,004)	(179,923)	177,919	99%
Income before income taxes	998,189	83,738	914,451	1,092%
Income tax expense	19,743	15,252	4,491	29%
Net income	$978,446	$68,486	$909,959	1,329%

Revenue decreased by $1,320,809, or 9%, to $13,445,065 in 2021 as compared to $14,765,874 in 2020. The decrease was mainly due to the re-assignment of the High Roller domain name in June 2021. The Company generated white label operations from the High Roller Domain name of $1,252,460 for the year ended December 31, 2020, compared with $90,171 for the year ended December 31, 2021.

Direct operating costs decreased by $4,012,862, or 73%, to $1,513,601 in 2021 as compared to $5,526,463 in 2020. The decrease was mainly driven by the increase in contra-expense of direct costs from Intra-group Service Agreements. As of December 31, 2021 and December 31, 2020, the Company recognized a contra-expense of $3,254,783 and $841,731.

General and administrative expenses (other) increased by $243,068, or 11%, to $2,375,540 in 2021 as compared to $2,132,472 in 2020. The increase was mainly due to an increase in various operating and other costs, partially offset by a reduction in foreign currency transaction losses.

General and administrative (related party) increased by $320,702, or 12%, to $2,980,481 in 2021 as compared to $2,659,779 in 2020. The increase was mainly due to the restructuring described elsewhere herein, which created additional administrative expenses throughout the year.

Advertising and promotion expenses (other) increased by $1,747,109, or 155%, to $2,876,656 in 2021 as compared to $1,129,547 in 2020. The increase was mainly attributable to ramping up promotion of the newly reassigned High Roller domain name in international markets.

Advertising and promotion (related party) expenses decreased by $589,128, or 23%, to $2,010,849 in 2021 as compared to $2,599,977 in 2020. The decrease was mainly due to a change in advertising reliance on our affiliated entity Spike Up, which was reduced as we were able to keep the costs of advertising at the Company level.

Product and software development increased by $233,770, or 51%, to $687,745 in 2021 as compared to $453,975 in 2020. The increase was mainly due to consulting fees regarding the development of software of $948,908 as of December 31, 2021 which was not present in the year ended 2020 and offset by a decrease in IT services of $746,179 from December 31, 2020 to December 31, 2021.

Income from operations was $1,000,193 for the year ended December 31, 2021, as compared to $263,661 for the year ended December 31, 2020.

Interest expense decreased by $177,919, or 99%, to $2,004 in 2021 as compared to $179,923 in 2020. The decrease was mainly due to a reduction of long-term liabilities due to repayments.

Income tax expense increased by $4,491, or 29%, to $19,743 in 2021 as compared to $15,252 in 2020, related to minimal foreign taxes.

Income before income taxes was $998,189 for the year ended December 31, 2021, as compared to $83,738 for the year ended December 31, 2020.

Net income was $978,446 for the year ended December 31, 2021, as compared to $68,486 for the year ended December 31, 2020.

Other Trends Impacting Our Business

Our results of operations can and generally do fluctuate due to other factors such as level of customer engagement, online casino results and other factors that are outside of our control or that we cannot reasonably predict. Our quarterly financial performance depends on our ability to attract and retain customers. Customer engagement in our online offerings may vary due to, among other things, customer satisfaction with our platform, our offerings and those of our competitors, our marketing efforts, public sentiment or an economic downturn. As customer engagement varies, so may our quarterly financial performance.

Our quarterly financial results may also be impacted by the number and amount of betting losses and jackpot payouts we experience. Although our losses are limited per stake to a maximum payout in our online casino offering, when looking at bets across a period of time, these losses can be significant. As part of our online casino offering, we offer progressive jackpot games. Each time a customer plays a progressive jackpot game, we contribute a portion of the amount bet to the jackpot for that game or group of games. When a progressive jackpot is won, the jackpot is paid out and is reset to a predetermined base amount. As winning the jackpot is determined by a random mechanism, we cannot foresee when a jackpot will be won and we do not insure against jackpot payouts. Paying the progressive jackpot decreases our cash position and depending upon the size of the jackpot it may have a significant negative affect on our cash flow and financial condition.

We operate within the global gaming and entertainment industry, which is comprised of diverse products and offerings that compete for consumers’ time and disposable income. We face and expect to continue to face significant competition from other industry players both within existing and new markets including from competitors with access to more resources or experience. Customer demands for new and innovative offerings and features require us to continue to invest in new technologies and content to improve the customer experience. Many jurisdictions in which we operate or intend to operate in the future have unique regulatory and/or technological requirements, which require us to have robust, scalable networks and infrastructure, and agile engineering and software development capabilities. The global gaming and entertainment industry has seen significant consolidation, regulatory change and technological development over the last few years, and we expect this trend to continue into the foreseeable future, which may create opportunities for us but may also create competitive and margin pressures.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations. Our current working capital needs relate mainly to supporting our existing businesses, the growth of these businesses in their existing markets and their expansion into other geographic regions, as well as our employees’ compensation and benefits.

We had $232,963 in cash and cash equivalents as of December 31, 2021 (excluding customer cash deposits, which we segregate from our operating cash balances on behalf of our real-money customers for all jurisdictions and products, and restricted cash). For the year ended December 31, 2021, the Company had net income of $978,446, had net cash provided by operations of $633,391, an accumulated deficit of $15,343,781, and negative working capital of $2,747,015.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its continuing obligations and repay its liabilities arising from normal business operations when they come due, to fund the development and expansion of its business activities, and to generate sustainable profitable operations and cash flows in the future.  Management’s plan is to provide for the Company’s capital requirements by raising equity capital.  No assurance can be given that the Company will be able to secure sufficient additional financing as and when necessary and on acceptable terms, or at all, to sustain and improve operating results and cash flows under the new business model.

Cash Flows

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Years Ended December 31,		Change
	2021	2020	$	%
Net cash provided by operating activities	$633,391	$414,150	$219,241	53%
Net cash used in investing activities	(768,893)	(632,345)	(136,548)	22%
Net cash used in financing activities	(35,274)	—	(35,274)	—%
Effect of exchange rate changes on cash	(175,541)	162,300	(337,841)	208%
Net change in cash and cash equivalents, and restricted cash (current and non-current)	$(346,317)	$(55,895)	$(290,422)	520%

Net cash provided by operations during 2021 increased by $219,241 to $633,391, as compared to $414,150 during 2020. The increase is primarily due to an increase in net income and an increase in cash generated by changes in operating assets and liabilities.

Net cash used in investing activities during 2021 increased by $136,548 to $768,893, as compared to $632,345 during 2020, due to timing of the acquisitions of property, plant and equipment and intangibles.

Net cash used in financing activities in 2021 represents an advance payment in connection with the Company’s initial public offering. No such payments were made in 2020.

Restricted cash (current) decreased by $424,088 during 2021, from $1,278,981 at December 31, 2020, to $854,893 at December 31, 2021. Restricted cash (non-current) decreased by $44,276 during 2021, from $613,581 at December 31, 2020, to $569,305 at December 31, 2021. The decrease in restricted cash (current and non-current) was the result of fluctuations in foreign exchange rates.

Critical Accounting Policies

The following critical accounting policies affect the more significant judgements and estimates used in the preparation of the Company’s consolidated financial statements.

Due from Affiliates

Due from affiliates consists of amounts expected to be collected from certain affiliated companies under common control. Amounts due reflect the revenues recorded by the Company under intra-group services arrangements for maintenance and operations of the iCasino platform on behalf of Interactive. In addition, as of December 31, 2021, due from affiliates reflect amounts due from Spike Up as a result of the prior sale of the domain name. On a periodic basis, the Company evaluates the collectability of amounts due from affiliates and establishes an allowance for amounts not expected to be collected. No allowance was recorded for the periods presented in the consolidated financial statements.

Impairment of Long-Lived Assets

The Company’s long-lived assets consist of property and equipment, operating lease-right of use assets, finite-lived intangible assets (i.e., capitalized software expenditures, customer databases), and indefinite lived assets (i.e. trademarks and domain name).

The Company evaluates long-lived assets for indicators of impairment at least annually or when events or changes in circumstances indicate that their carrying amounts may not be recoverable. The factors that would be considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the long-lived asset is used and the effects of obsolescence, demand, competition and other economic factors. If indicators of impairment are identified, the Company performs an undiscounted cash flow analysis of the long-lived assets. Asset groups are written down only to the extent that their carrying value is lower than their respective fair value. Fair values of the asset group are determined by discounting the cash flows at a rate that approximates the cost of capital of a market participant. The Company did not have any impairment of long-lived assets for the years ended December 31, 2021 and 2020.

Indefinite-lived intangible assets consist primarily of trade names and trademarks, technology, customer relationships and patents, each acquired in asset acquisitions. Indefinite-lived intangible assets are not amortized; rather they are tested for impairment at least annually, or more frequently if adverse events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, management evaluates whether events and circumstances continue to support an indefinite useful life. Impairment tests are performed, at a minimum, in the fourth quarter of each year.

The carrying value of trademarks at December 31, 2021 was $1,357,559. The Company conducted an impairment analysis with respect to this indefinite-lived asset at December 31, 2021, which concluded that the fair value of trademarks, determined using a discounted cash flow analysis, substantially exceeded their carrying value, and thus they were not impaired. Projected cash flows included an estimated commission fee for referring a player who opens an account with a deposit to an online gaming site, as well as future revenue sharing agreements for those customers based upon net gaming revenue over an estimated gaming period ranging from approximately 5 months to 12 months. The Company did not have any impairment of indefinite-lived assets during the years ended December 31, 2021 and 2020.

Foreign Currency and Foreign Exchange Risk

The consolidated financial statements are presented in United States Dollars ($), which is the Company’s reporting currency.

The euro is the functional currency for the Company’s operations outside the United States. Assets and liabilities of these operations are translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters, using period-end exchange rates for assets and liabilities, and average exchange rates for the period for revenues, costs, and expenses and historical exchange rates for equity. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining other comprehensive income (loss). Changes in the value of the Company’s cash balance due to fluctuations in foreign exchange rate are presented on the consolidated statements of cash flows as effect of foreign exchange rate changes on cash and cash equivalents, and restricted cash (current and non-current). As of December 31, 2021 and 2020, 100% of the Company’s cash and cash equivalents, and restricted cash (current and non-current) reside in bank accounts located outside the United States.

The Company is exposed to foreign exchange transaction risk arising from various currency exposure, primarily with respect to the euro and the Swedish Krona arising from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Foreign currency (gains) and losses arising from transactions denominated in currencies other than the functional currency are included in net income (loss), and are included within general and administrative expenses. For the years ended December 31, 2021 and 2020, the Company incurred foreign currency transaction losses of $178,183 and $819,750, respectively.

The effects of foreign currency translation adjustments are included in stockholders’ equity (deficit) as a component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Foreign currency fluctuations between the functional and reporting currency can significantly impact the currency translation adjustment component of accumulated other comprehensive income (loss).

Our foreign currency exposure currently is primarily with respect to the euro. A 10% increase or decrease in the value of these currencies as compared to the U.S. Dollar would have a material effect on our consolidated financial statements. We do not currently hedge our foreign exchange exposure but may considering doing so in the future.

Credit Risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties are accepted. Risk control assesses the credit quality of customers, taking into account its financial position, past experience and other factors. The utilization of credit limits is regularly monitored. No credit limits were exceeded during the year and management does not expect any losses from non-performance by these counterparties. Although cash held in jurisdictions outside the United States may be subject to changes in local laws and regulations, the Company mitigates potential cash risk by maintaining bank accounts with credit worthy banking institutions in Sweden, insured through the Swedish National Debt Office, and in Lithuania, insured by the State Company Deposit and Investments Insurance. Both foreign deposit insurers are listed on the FDIC International Directory of Deposit Insurers.

Due to Affiliates

Due to affiliates consists of amounts owed by the Company to certain of its related parties. Amounts due to affiliates may include payment for services provided to the Company by employees of the related party or reimbursement of amounts paid by the related party on the Company’s behalf.

Revenue Recognition: Gross Gaming Revenue and Domain License Operations

The Company records revenue in accordance with the provisions of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized when a game is completed, a winner is definitive, and the player has lost their wager. These wagers would be passed on to the Company and revenue is recognized at that point in time. The Company recognizes revenue based on the following conditions:

Existence of a Contract with the Customer

The Company concluded that an implied contract between the player and the Company is enforceable when the player places a wager. At that point in time, the Company has agreed to fulfill their obligations to the player, and it is probable that the Company will collect substantially all of the consideration to which it is entitled.

Performance Obligation

The performance obligation arises when a player decides to place a wager and the game is completed. A wager is defined as any form of real money wager, which in turn grants that player a chance to earn higher returns.

Determining the Transaction Price

The transaction price is the amount to which a player expects to be entitled in exchange for its share of the performance obligations. In this case, the transaction price would be the wager placed by the player.

Allocating the Transaction Price to the Performance Obligations

There is only one performance obligation as explained above. Therefore, the transaction price is allocated 100% to the single performance obligation.

Contract liabilities represent the differences in the timing of revenue recognition from the receipt of cash from the Company’s customers and billings to those customers.

Gaming revenue and domain license operations typically include the full suite of games available online, such as blackjack, roulette and slot machines. For these offerings, the Company generates revenue through hold, or gross winnings, as customers play against the house. Revenue is generated based on total customer bets less amounts paid to customers for winning bets, less other incentives awarded to customers, plus or minus the change in the progressive jackpot reserve, thus on a net basis. Revenue attributable to gaming transactions in which the Company assumes an open position against the player are reported net after deductions for player winnings. Domain license operations are consistent with gaming revenue as previously described and are directly affiliated with revenues attributable to the domain name that was purchased in 2019. Domain license operations revenues ended in June 2021, with the re-assignment of the domain name.

Gaming taxes are determined on a jurisdiction-by-jurisdiction basis. The Company incurs payment processing costs on customer deposits and occasionally chargebacks (i.e., when a payment processor contractually disallows customer deposits in the normal course of business).

Intra-Group Service Arrangement

The Company also performs certain intra-group services related to management services for Interactive. The Company does not control the contractual services and therefore records the services as net revenue over time during the period of performance.

Recently Adopted Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In January 2017, the FASB issued Accounting Standard Update (“ASU”) No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which aims to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new guidance, goodwill impairment will be measured as the amount by which the carrying value exceeds the fair value. The loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The standard is effective for annual and interim reporting periods beginning after December 15, 2021. Early adoption is permitted. The Company prospectively adopted ASU 2017-04 effective January 1, 2021. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The standard is effective for annual reporting periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The Company prospectively adopted ASU 2018-15 effective January 1, 2021. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The purpose of Update No. 2019-12 is to continue the FASB’s Simplification Initiative to reduce complexity in accounting standards. The amendments in Update No. 2019-12 simplify the accounting for income taxes by removing certain exceptions related to the incremental approach for intraperiod tax allocation, the requirement to recognize or derecognize deferred tax liabilities related to equity method investments that are also foreign subsidiaries, and the methodology for calculating income taxes in an interim period. In addition to removing these exceptions, Update No. 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. The Company retrospectively adopted ASU 2019-12 effective January 1, 2021 for all periods presented. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Accounting for Credit Losses (Topic 326), which requires the use of an “expected loss” model on certain types of financial instruments. The standard also amends the impairment model for available-for- sale debt securities and requires estimated credit losses to be recorded as allowances instead of reductions to amortized cost of the securities. Update No. 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact the standard will have on its consolidated financial statements

In May 2020, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815- 40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. This update provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic. This update is effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the effect of this ASU on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt by eliminating the beneficial conversion and cash conversion accounting models. Upon adoption of ASU 2020-06, convertible debt proceeds, unless issued with a substantial premium or an embedded conversion feature that is not clearly and closely related to the host contract, will no longer be allocated between debt and equity components. This modification will reduce the issue discount and result in less non-cash interest expense in financial statements. ASU 2020-06 also updates the earnings per share calculation and requires entities to assume share settlement when the convertible debt can be settled in cash or shares. For contracts in an entity’s own equity, the type of contracts primarily affected by ASU 2020-06 are freestanding and embedded features that are accounted for as derivatives under the current guidance due to a failure to meet the settlement assessment by removing the requirements to (i) consider whether the contract would be settled in registered shares, (ii) consider whether collateral is required to be posted, and (iii) assess shareholder rights. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and only if adopted as of the beginning of such fiscal year. The Company has not yet determined the effect that ASU 2020-06 will have on its consolidated financial statements.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period. The Company remains an emerging growth company and is expected to continue to take advantage of the benefits of the extended transition period. This may make it difficult or impossible to compare the Company financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions for emerging growth companies because of the potential differences in accounting standards used.

Quantitative and Qualitative Disclosures About Market Risks

We operate primarily in Europe and other countries outside the United States. As such, we have been exposed in the past and may in the future be exposed to certain market risks, including interest rate, foreign currency exchange and financial instrument risks, in the ordinary course of our business.

Interest Rate Risk

As of December 31, 2021, we had cash, cash equivalents and restricted cash of $1,657,161, which consisted primarily of bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations of interest income have not been significant. The primary objective of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. A 10% increase or decrease in the interest rates of these interest-earning instruments would not have a material effect on our consolidated financial statements for the years ended December 31, 2021 and 2020.

Off-Balance Sheet Arrangements

At December 31, 2021, we did not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

BUSINESS

High Roller Technologies, Inc., is a rapidly growing European-centered online gambling operator. We offer the most compelling real money iCasino entertainment products to worldwide gamblers through our platform that is duly licensed and authorized by local and remote authorities. We currently maintain licenses from Malta and Curacao and a domain license agreement from an Estonian licensee that provide us with broad European player access and certain international markets that include New Zealand and Canada (other than Ontario). Through our platform we provide one of the largest selection of exciting games, personalized experiences and a community, in a safe secure environment, built on trust and unrivaled service, where streamers can go live and play with their fans. iGaming, or online casino, offerings typically include the full suite of games available in land-based casinos, such as blackjack, roulette, baccarat, poker and slot machines. For these offerings, we function similarly to land-based casinos, generating revenue through hold, or gross winnings, as users play against the house. In iGaming, we believe there is typically lower volatility versus land-based casinos since the average return to a player for specific games is easier to predict in advance based on game rules and statistics.

We commenced iCasino operations over a decade ago as CasinoRoom.com and in January 2022 we refocused and rebranded our operations from “Casino Room” to “High Roller” to reflect our ambition of spearheading the industry with what we believe to be one of the most iconic brands in our competitive iCasino markets. We currently are present and active in several European markets as well as Canada (excluding the Province of Ontario), and are planning to enter the United States, Latin American and Asian markets in the second half of 2023 and throughout 2024, once the respective states and countries regulate and legalize online casinos. We intend to enter Latin American and Asian markets using remote licenses where applicable. If national licensing regimes are introduced in relevant markets, we expect to comply, evaluate the regulation, and apply for local licenses as may be appropriate. We have transformed our “Casino Room” domain into a price comparison website that we expect will provide lead generation and send high-value, targeted search engine or SEO traffic to Highroller.com as well as monetize players in all markets by sending them to the highest paying casinos around the world. We focus on efficient and scalable customer support, including 24-hour live chat in six languages, seven days a week, 365 days a year, through our call center operations based in Costa Rica.

We license our iCasino offerings from over 40 suppliers such as International Gaming Technology, iForium, Scientific Games Corporation, Spin, Evolution for Live Dealer services, Big Time Gaming, Red Tiger, Maxwin Gaming and others. These content and gaming licenses are subject to standard revenue-sharing agreements specific to each supplier, whereby suppliers receive a percentage of the net gaming revenue generated from their respective casino games as well as in a payment combination including agreed upon fixed costs.

Our vision is to ‘To excite the world with the most immersive real money online casino gaming experiences on the planet.’ Our founders, board and management collectively have over 100 years of iGaming and ecommerce experience. Because we handle, collect, store, receive, transmit and otherwise process certain personal information of our users and employees, we are also subject to federal, state and foreign laws related to the privacy and protection of such data. With our operations in Europe, we may also face particular privacy, data security and data protection risks in connection with requirements of the General Data Protection Regulation of the European Union (EU) 2016/679 (the “GDPR”) and other data protection regulations. Any failure to comply with these rules may result in regulatory fines or penalties including orders that require us to change the way we process data. In the event of a data breach, we are also subject to breach notification laws in the jurisdictions in which we operate, including the GDPR, and the risk of litigation and regulatory enforcement actions. See “Risk Factors.”

Our aim by this recently inaugurated High Roller branding and operational focus is to grow significant market shares in the millennial segment of the US and international online casino markets. We foresee huge possibilities for the U.S. market which has the potential in our view to become the largest locally registered online gaming market in the world. Over time we anticipate that an increasing share of our gross gaming revenue and profit will come from locally regulated U.S. markets.

We expect that our growth principally will be driven by acquiring new users, engaging our existing users, re-engaging our past Casino Room users as well as entering U.S. and other new geographical markets. We believe that one of our main competitive advantages stems from a durable record of digital performance marketing and operational excellence from the founding team, which we are utilizing to create rapid gross and net revenue growth and margin. We believe that online digital entertainment, such as online casino and online wagering will continue to open up new opportunities for experienced operators who have the ability to participate in these high growth markets.

We differentiate our product from online legacy casinos, by focusing on streaming and social experiences. At High Roller casino enthusiasts can play together, form communities, find and follow each other, creating a more engaging, entertaining and meaningful gaming experience, in line with trends and expectations from other e-commerce verticals.

We believe that ours is a unique proposition which extends beyond a state-of-the-art base product offering to one that has among the broadest selection of entertaining and exciting content having more than 2,200 slot games, and a number of our most popular games are available to play with a live dealer, such as blackjack, video poker, roulette, baccarat, and craps sourced from over 40 content providers. We provide loyalty program offers with generous cash back and inviting hospitality experiences, and other welcoming introductory services and longer play incentives. All our players are treated with an attractive welcome package of bonuses and free spins on popular slots. Each time a player levels up to a next tier of play the player is instantly rewarded with free spins at the slots they prefer at their then stake levels of play. We focus on a rapid registration process and allow players one tap search to discover and select their games of choice. Our players also appreciate almost immediate payment processing through our automated cashier. We currently accept wagers in 10 currencies, and we generated more than $200 million in customer paid real money bets during 2021 utilizing our Casino Room domain name. Our net gaming revenue for 2021 was $12,753,273. Our gaming operations further extend across other international markets by arrangements that utilize third party licenses authorized by other local and remote authorities. We expect to enter the United States and South American markets during the second half of 2024. We believe that these new markets will be material additional drivers of our revenue growth and profit in subsequent years. We believe that the combination of our In-house proprietary storefront, and out-sourcing of resource demanding components, yields a highly competitive cost model, which allows us to differentiate our brand and favorable consumer experience while maintaining operating efficiencies.

In January 2022 we refocused the Ellmount Entertainment “CasinoRoom.com” and HR Entertainment Ltd. domains to launch and fast track a highly competitive digital challenger brand: Highroller.com. The combination furnished High Roller with licenses, staff and market access, while repositioning Casino Room as a casino review and price comparison website that would lead customers to the Highroller.com platform.

As of August 31, 2022, we employed 37 staff working across offices in US and Europe and utilizing what we believe to be best of breed proprietary technology and suppliers delivering a highly scalable operation.

iGaming Industry

iGaming Market Size

Online Gambling ‘iGaming’ is a high growth industry driven by digital transformation. Total worldwide gambling market (TAM) in 2021 is estimated to be €409 billion (bn) / $417bn whereas the digital share of wallet is about €94bn/ $96bn or 22%, up from a TAM of €262bn/ $267bn, with €8bn / $8.2bn online, in 2003. The market is expected to grow to €592bn/$604bn in 2026, whereas online gambling is expected to account for €156bn /$159bn or 35% share of wallet. With a compound growth rate of 7.5% the industry is significantly outperforming the worldwide economy.

Key historical drivers are technological and regulatory. Through internet and handheld devices the worldwide population can access gambling services anywhere, at any time. In order to control and tax the market regulation has emerged across a number of markets. The friction of rapid technological and regulatory change, and following change in user trends and behavior, has allowed new entrants to challenge, and take significant market share from, historically land based incumbents. Whilst the first wave of regulation happened in Europe throughout the 2000s and 2010s, the US supreme court repelled the federal ban on Sports betting in the US in 2018, leading to a number of states introducing localized regulatory frameworks for sports betting and online casino, allowing private entrants to form a large and high growth iGaming industry, causing the land-based business, as well as mainstream companies and brands, to enter the industry. iGaming is growing worldwide and beyond the opportunities in Europe and US, Asia, Latin America and Africa are following similar growth trajectories albeit being in various states of regulatory and technological development.

Worldwide Gambling Industry Growth

Since 2003, the industry has achieved 2,55% CAGR, and expected to grow a further 44% in the next 5 years (7.5% CAGR). The online business went from 3% of the total in 2003 to 30% in 2021 and is expected to reach 35% by 2026*

600
400
200
0
8
254
10
271
14
286
17
300
18
314
20
318
23
318
25
329
27
351
30
364
32
375
37
379
41
368
46
376
51
385
57
401
64
402
79
286
94
315
104
401
123
411
135
419
145
427
156
436
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021E
2022E
2023E
2024E
2025E
2026E
Interactive
Landbased

*H2 Gambling Capital September 2021

Growth of Interactive

Covid19 has accelerated the digital transformation of gambling. Estimated growth of online gambling in 2021 is 23% and the industry is expected to continue growing at a rate of 20%+ per year.

30%
20%
10%
0%
3.0%
3.7%
4.5%
5.3%
5.3%
6.1%
6.6%
7.1%
7.1%
7.6%
8.0%
8.8%
9.9%
10.8%
11.7%
12.4%
13.7%
21.7%
23.0
%
20.5%
23.1%
24.4%
25.4%
26.3%
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021E
2022E
2023E
2024E
2025E

*H2 Gambling Capital September 2021

The European Interactive Gambling Market

European gambling has traditionally seen strong growth, however a wave of regulation has caused the offshore growth to plateau. Casino is the strongest vertical in terms of cash generation however Sportsbetting and Lotteries are also strong revenue generators.

Onshore
Offshore
80,000
60,000
40,000
20,000
0
2011 12,129 6,136 5,993
2012 14,002 7,558 6,444
2013 15,214 8,181 7,033
2014 17,839 9,957 7,882
2015 20,066 11,102 8,964
2016 22,743 13,138 9,605
2017 26,313 16,069 10,244
2018 29,624 18,932 10,692
2019 33,274 22,595 10,679
2020 40,215 28,745 11,470
2021e 46,480 35,198 11,282
2022e 50,017 39,084 10,933
2023e 53,921 42,619 11,302
2024e 58,018 46,307 11,711
2025e 61,811 49,732 12,079
2026e 65,128 53,480 11,648
Europe (US$m)

Markets Split Offshore

Slovak Republic 1.5%
Hungary 1.3%
Switzerland 3.5%
Sweden 3.9%
Spain 4.1%
Russia 4.9%
Portugal 1.5%
Poland 2.8%
Norway 7.7%
Netherlands 8.7%
Italy 4.2%
Austria 3.6%
Belgium 2.2%
Denmark 1.5%
Finland 6.0%
France 9.8%
Germany 15.3%
Greece 3.0%
Iceland 0.7%
Ireland 10.3%

Markets Split Onshore

Other Europe 0.3%
United Kingdom 25.8%
Turkey 1.0%
Slovak Republic 1.0%
Czech Republic 2.8%
Hungary 0.5
Switzerland 1.6%
Sweden 6.1%
Spain 4.4%
Russia 7.1%
Belgium 2.1%
Denmark 2.6%
Finland 2.4%
France 8.7%
Germany 11.4%
Greece 2.6%
Italy 12.2%
Norway 1.5%
Poland 2.5%
Portugal 1.7%

*H2 Gambling Capital September 2021

The LATAM Offshore Gambling Market

LATAM is still a relatively small market in comparison to EU, NA and Asia however growing at a rapid pace. Brazil, Chile, Peru and Colombia are 85% of the market.

Onshore
Offshore
4000
3000
2000
1000
0
250
7
243
298
10
288
347
15
332
407
20
387
560
124
436
713
212
501
801
244
557
970
345
625
1217
523
693
1249
483
765
1968
901
1068
2220
1349
871
2627
1876
751
2970
2169
801
3303
2452
851
3625
2716
909
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021e
2022e
2023e
2024e
2025e
2026e

Latin America and the Caribbean (US$m)

Markets Split Offshore
Other Latin America and the Caribbean
5.7%
Argentina
2.7%
Uruguay
4.9%
Puerto Rico
2.6%
Peru
7.2%
Colombia
4.8%
Chile
12.6%
Brazil
59.6%

Markets Split Onshore
Uruguay
2.6%
Argentina
4.1%
Brazil
34.6%
Colombia
56.6%
Chile
2.1%

*H2 Gambling Capital September 2021

The Asian Interactive Gambling Market

Gambling is growing rapidly in Asia and is led by China, Japan and Korea. Casino is the largest vertical.

Onshore
Offshore
40000
30000
20000
10000
0
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021e 2022e 2023e 2024e 2025e 2026e
8597 9568 10427 11460 12469 13572 15049 16708 18692 24458 27790 28944 31512 33816 36260 38524
4,850 5,366 5,712 6,240 6,846 7,505 8,429 9,539 10,999 16,246 18,341 18,861 20,759 22,328 23,965 25,507
3748 4202 4715 5220 5623 6067 6620 7169 7693 8212 9449 10083 10754 11489 12295 13017

Asia and the Middle East (US$m)

Markets Split Offshore
Thailand
1.3%
Taiwan
2.7%
South Korea
15.4%
Singapore
5.3%
Philippines
2.5%
Malaysia
4.1%
Japan
14.8%
India
2.6%
China
45.1%
Hong Kong
5.5%

Markets Split Onshore
Taiwan
2.5%
Singapore
3.6%
Philippines
0.8%
Hong Kong
92.3%

*H2 Gambling Capital September 2021

The North American Gambling Market

Following re-regulation of online sportsbetting the oneshore online betting market is in rapid expansion in the NA, however overall offshore gambling market is contracting.

Onshore
Offshore
50000
40000
30000
20000
10000
0
4214 245 3969
4242 276 3965
4421 389 4882
4714 625 4890
4851 766 4085
5205 1182 4023
5515 1,451 4064
5914 1,826 4089
6850 2,749 4101
9039 4,676 4364
13643 9,380 4263
17433 13,733 3700
29844 26,307 3536
34138 30,698 3440
37678 34,269 3408
41316 37,935 3382
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021e 2022e 2023e 2024e 2025e 2026e
North America (US$m)

Markets Split Offshore

Bermuda
0.7%
United States
61.8%
Canada
36.1%
Mexico
1.4%

Markets Split Onshore

Canada
13.0%
Mexico
2.8%
United States
84.2%

*H2 Gambling Capital September 2021

Africa Interactive Gambling Market

The gambling market in Africa is surely one of the fastest growing with South Africa leading in terms of opportunity in the offshore atmosphere.

Onshore
Offshore
3000
2000
1000
0
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021e 2022e 2023e 2024e 2025e 2026e
181 209 244 290 362 481 626 869 975 1060 1202 1504 1755 2038 2334 2665
54 67 85 113 166 264 407 653 745 821 941 1,225 1,457 1,715 1,987 2,296
127 142 159 177 196 216 219 216 230 238 261 279 298 323 347 369
Africa (US$m)

Markets Split Offshore

Ghana
9.6%
Kenya
12.4%
Morocco
9.8%
Nigeria
4.8%
South Africa
26.6%
Other Africa
36.7%

Markets Split Onshore

Other Africa
3.1%
Uganda
0.7%
South Africa
26.3%
Nigeria
32.7%
Cameron
3.4%
Ghana
11.8%
Kenya
21.6%
Morocco
0.3%

*H2 Gambling Capital September 2021

iGaming Sector and Value Chain

iGaming is a common term for current and future services involving real money online gambling. Verticals are in descending market size Casino, Sports betting, Horse Racing, Bingo, Poker, as well as new and emerging categories such as virtual sports, esports, and crypto gambling.

The iGaming value chain can be classified in large measure to include operators, content providers, media and marketing companies as well as technology and auxiliary services.

Operators

Operators are licensed to offer B2C gambling services. They take registrations, service banking and accept bets and pay out wins. They offer gambling products developed in-house as proprietary or sourced from third party content providers.

Content Providers

Content providers develop gambling products such as odds, slot machines and live dealer games, that are typically sold or licensed to operators on a revenue share, or in combination with fixed costs.

Marketing and Media Companies

Marketing and media companies provide exposure and lead generation to operators on various revenue models such as Cost Per view, Cost Per Click, Cost Per Acquisition, Fixed Fees/Placement Fees, or on a Revenue share.

Technology and Auxiliary Service Providers

These companies include but are not limited to infrastructure and/or platform backend solutions, CRM Systems, Customer Support Systems, AI/ML, Data platforms and Managed Services and operational support.

Strategic Positioning

We have for over a decade operated our online casino brand of iGaming operations under the Casino Room brand. Effective January 2022 we commenced to refocus our operations under the High Roller brand, have been moving our players over to High Roller from Casino Room and have been transitioning our Casino Room brand into an affiliate marketing entity that can generate customer traffic to the highroller.com website. We expect that Casino Room, relaunched as an affiliate portal, will send high-value, targeted search engine traffic (SEO) to Highroller.com, to any future brands that we may develop and launch as well as monetizing players in all markets by forwarding traffic to the highest paying casinos around the world.

We provide our customers with a wide array of attractive and exciting online casino game offerings from over 40 leading developers. Our mission is to offer a reliably superior customer experience by

●	providing fast onboarding, easy log-in and re-log-in;

●	assuring efficient payment processing;

●	offering a wide variety of popular games from an array of over 40 third party leading developers;

●	effecting fast payouts on player winnings;

●	offering generous bonuses, attractive and inviting bonus play and free spins on popular slots;

●	fostering community and interactive player involvement leading to longer active stays online and more play; and

●	maintaining live 24/7/365 customer service to assure customer satisfaction.

Spike Up Media, an affiliate of our founders, is one of a handful of globally foremost providers of high quality, effective lead generation. We believe that our association with Spike Up provides high quality, effective lead generation converting into rapidly growing and active corps of customers, which, together with our favorable customer acquisition costs and higher customer retention, results for us in higher revenue and more favorable gross operating margins. High Roller is an online operator of B2C brands leveraging operational and marketing expertise and assets to create a highly competitive growth model. We operate in a mix of remote licensed markets (Offshore) where we can legally engage in iGaming using international licenses, as well as locally licensed markets (OnShore) which mandate a local license.

Offshore markets often have lower thresholds to enter and tend to provide higher margins as local Onshore regulations typically entail increased compliance requirements and higher taxation, however those offshore markets generally carry more long-term uncertainty, as emerging regulation is often unclear. Our business plan entails our applying revenue derived from offshore markets to be invested into onshore markets that we expect will deliver long-term sustainable gross profits.

We utilize our domain license agreement with Happy Hour Solutions Ltd., to operate in a number of offshore markets based on its Estonian license. This arrangement, along with our Curacao and Malta Licenses provides us with broad European player access and certain international markets that include New Zealand and Canada (other than Ontario), and we are in the process of applying for an Ontario, Canada license that will permit us to operate in that province. We believe that our Highroller.com brand, and our management’s knowledge and experience of running iCasino operations internationally will allow us material growth opportunities in North America. We intend to enter the emerging United States markets during 2024, by seeking market access deals with third parties and licenses, state by state as may become available.

We compete for customers by having optimized the Highroller.com product for Social Media, live streaming and for, we believe, into positioning us to deliver more exciting and entertaining immersive experiences for our customers.

By leveraging state of the art in-house proprietary technology and preferred partnerships, we are able to acquire and retain customers, with a high operational and marketing efficiency, allowing us to deploy and invest resources towards continued innovation and value for our end-user customers. Our core unique selling propositions, USPs that make our business stand out from the competition, are within social, community and streaming based product features that lend well to viral, affiliate and social marketing.

Business Model

High Roller derives its profits from a house edge in the games where registered users place bets on the websites. In Casino this edge is typically 2-8% on online Slot Games, and 2% on Table Games such as Blackjack, Roulette, Video Poker and Live streamed dealer games.

Games are supplied by third party content studios who collect royalties in the typical range of 5-15% of the Net Gaming Revenues (defined as total amounts of all bets placed by players, less the sum of all payments made to players, less all bonuses received by players plus Jackpot wins less Jackpot contributions) or NGR.

To incentivize users to sign up, and retain, the Company offers promotions such as deposit bonuses, which is typically a percentage match of a deposit, free spins and cash back, subject to posted terms and conditions, collectively referred to as ‘bonuses’. Gambling regulators typically collect a tax on either Gross Gaming Revenues, which includes lost bonuses, or NGR. These taxes vary from the companies’ applicable jurisdictions however are typically in the range of 5-20% of NGR.

Competitive Strengths

We believe that our competitive strengths include:

●	Strong association and awareness of the Highroller.com brand as an iCasino site for online high value wagering;

●	Our focus on targeting and attracting high value, high roller customers;

●	Favorable customer acquisition costs;

●	Providing over 2,200 games from over 40 leading game design studio providers;

●	highly competitive customer retention;

●	Market-leading innovation and content residing on a dynamic, entertaining platform;

●	Easy customer on-boarding, simplified customer deposits to allow immediate play, and rapid, dependable payments to customers of their winnings;

●	Experienced management team of iCasino experts with a history of managing growth; and

●	Among Best-in-class iCasino sites for personalization of customer VIP experience and support.

Strength of Highroller.com Brand

We believe that the Highroller.com brand provides immediate and positive brand recognition as an iCasino online gaming site that appeals to industry high rollers and to those customers who want to be treated with that level of high quality, personalized VIP experience. We believe that focusing on the delivery of this experience will continue to attract new customers, retain a greater percentage of our existing ones and be an important factor in our future growth.

iCasino Focus Targeting High Roller Customers

As an online iGaming company, we believe that we are well positioned to continue to attract and acquire high value customers in the iGaming market. Our management believes that the combination of higher lifetime player value, which we refer to as “LTV”, and player demographics of iGaming players creates a superior value proposition for iCasino.

High Roller believes that the average iGaming player plays longer, reinvests his or her winnings more quickly and has a higher disposable income than the average player (excluding super VIP players) at land-based casinos, all of which in our view contributes to a higher total engagement per active month than land-based casino players. We expect iCasino to continue growing at a rate that is higher on average than the growth rate of land-based casinos and that our pure focus on iCasino, along with our competitive strengths, will make us a preferred choice for online players. Since launching our Highroller.com brand in January 2022 we have steadily grown average monthly net iCasino revenue per depositing user, or ARPU, from approximately $[           ] in January 2022 to approximately $[           ] in November 2022. During that same nine month period our customers made aggregate wagers totaling over $[           ] million.

Favorable Customer Acquisition Costs (CPA) and Industry Leading Customer Retention

Another component of our competitive strength is ability to attract and on-board new high value customers through our Spike Up lead generation relationship. Spike Up, a company beneficially owned by our founders, is believed to be one of the five largest lead generation companies globally. As a result of our offerings, which include numerous bonusing features that appeal to our casino customers.

Market-Leading Innovation and Content

We offer customers a dynamic and immersive iCasino platform that we believe to be a best-in-class iCasino content mix. At August 31, 2022, we offered over 2,200 iCasino slots and table games licensed from all principal studio providers. We provide a superior, easy to use search function that not only provides our customers a speedy, user friendly search ability to find their desired games, but also allows them to search and rapidly to find favorite game providers, or to search filter games by styles of play or by way of illustration, to search for grid games or ones that provide for a free spins bonus round, We believe that that our ability to curate a wider array of iCasino gaming products than do others, showing players only the most relevant and highest quality games, is an important factor in reducing player churn and by delivering varied, superior product offering catering to a broader range of customer preferences as compared to our competitors, we provide our customers with one of the most enjoyable, realistic and exciting real money online gaming experience in the market.

Growth Strategy

Our proprietary online gaming platform has been developed and is operated by an experienced management team with global online/mobile iCasino experience. We believe our online gaming platform and technology stack give us the ability to provide a personalized, data-driven gaming experience for the entertainment and player satisfaction of our customers. We believe that the ability to customize the playing experience for each user is a key feature of our online gaming platform. Our current and new markets continue to evolve and to grow and we need to build upon our increasing brand awareness and the existing competencies of our online gaming platform and technology stack to stake out our business expansion and revenue growth. We intend to continue investing in our core competitive strengths and improve the user experiences for our players with the aim of becoming a leading competitor in online Casino. As a result of the foregoing, we are focused on the following drivers of future growth:

Broaden penetration of existing markets

We intend to increase investments in digital media, search engine optimization, use of influencers for live play games, as well as well as other marketing and advertising further to broaden awareness of our brand within existing markets, to drive new players to the highroller.com website and to achieve greater share of the iCasino wallet.

Enter New Geographic Markets

As part of our long-term strategy, we aim to leverage our existing markets operational experience, combined with attention to local needs, to enter into new geographic markets in North and South America as well as Asia. In entering these markets, we may conduct business as an online operator marketing to users (B2C), as an online operator marketing to users in conjunction with a land-based casino partner (B2B2C), as a platform provider to a third-party operator (B2B), or any combination of these new market penetrating efforts. We expect to position ourselves to be ready to enter jurisdictions that provide for legal online casino wagering where we believe conditions may enable us to achieve favorable growth on our invested capital.

Continue investments in Platform and Markets

We have established a set of competitive strengths and competencies that position us as a leader in the evolving online casino wagering industry. We will continue building on our core user experiences while bolstering the data-driven, marketing and technological infrastructure that allows us to continue to scale our product offerings and personalized player experiences. We plan to continue to invest in our users and product offerings as we remain driven to keep users engaged while expanding the capabilities of the platform that will enable us to rapidly reach new geographic markets and attract new high roller players.

Continue to invest in personnel

In support of accessing additional geographic markets and achieving greater penetration and growth within existing online markets, we plan to grow operational and technology personnel teams to broaden product development capabilities, deliver innovation, and enhance efficiency, reduce reliance on third parties and scale digital user capabilities.

Human Capital

Our Employees. As of August 31, 2022, we had a total of 37 employees. Of the 37 employees, four were employed in Sweden, 10 were employed in Malta, 23 were employed in Costa Rica. Our highly qualified and experienced team includes four persons in senior management and 31 persons engaged in operations, accounting, social media and marketing, customer service, technological support and other administrative responsibilities. We also utilize a number of consultants for financial reporting, regulatory and other operational matters.

We believe that we maintain a satisfactory working relationship with our employees, and we have experienced no significant labor disputes or any difficulty in recruiting staff for our operations. None of our employees is represented by a labor union.

Employee Engagement, Talent Development and Benefits. We believe that our future success largely depends upon our continued ability to attract and retain highly skilled employees. We provide our employees with competitive salaries and bonuses, and opportunities for equity ownership.

Legal Proceedings

In the normal course of business, the Company may be subject to claims and litigation. The Company reviews its legal proceedings and claims, regulatory reviews and inspections, and other legal matters on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions are required. If necessary, the Company establishes accruals for those contingencies when the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued if such disclosure is necessary for our financial statements to not be misleading. The Company does not record an accrual when the likelihood of loss being incurred is probable, but the amount cannot be reasonably estimated, or when the loss is believed to be only reasonably possible or remote, although disclosures will be made for material matters as required by ASC 450-20, Contingencies.

For the years ended December 31, 2021 and 2020, the Company had certain pending or threatened legal claims or actions in which there was a probable outcome. Ellmount Entertainment, Ltd., a subsidiary of the Company, has litigation pending in Austria and Germany regarding player claims and related legal fees totaling approximately $82,000.  The Company currently is not targeting these markets, and does not anticipate further claims of a similar nature in these markets.  The Company is also currently subject to administrative claims initiated by the Czech Ministry of Finance regarding the operation of gambling activities in 2018 without a license and has been ordered to pay a fine of approximately $216,000, which is under appeal. The Company is not currently aware of any other material regulatory or tax claims. The Company has provided an appropriate provision for these claims in accrued expenses in its consolidated balance sheets at December 31, 2021 and 2020 to the extent that such claims can be reasonably estimated.

MANAGEMENT

Executive Officers, Directors and Director Nominees

The following table sets forth the name, age and position of each of our executive officers, directors and director nominees as of the date of this prospectus:

NAME	AGE	POSITION
Executive officers
Michael Cribari	36	Chief Executive Officer, Co-Founder and Director
Brandon Eachus	36	President and Director
Robert N. Weingarten	70	Chief Financial Officer
Idan Levy	48	President, HR Entertainment Ltd
Reuben Borg Caruana	46	Chief Operations Officer, HR Entertainment Ltd
Isaac Sant	30	Chief Technology Officer, HR Entertainment Ltd
Andrew Micallef	37	Chief Product Officer, HR Entertainment Ltd

Directors and Director Nominees
Michael Cribari	36	Chairman of the Board of Directors
Brandon Eachus	36	Director
Robin Reed	40	Director
Frank Quintero (1)	50	Director Nominee
Kristen Britt (2)	39	Director
David Weild IV (3)	65	Director Nominee

(1) Chair of the nominating and governance committee

(2) Chair of the compensation committee

(3) Chair of the audit committee

Michael Cribari, is our Chief Executive Officer, Chairman of the Board and a co-founder of our company. He has for more than 16 years focused his attention on investing in a wide range of European based iGaming businesses. During the last five years he has been a director of Spike Up Media, a leading global iGaming affiliate and has also been Chairman of its parent, Ellmount Interactive AB, a Swedish iGaming technology company.

Brandon Eachus, is President and co-founder of our company. Since 2015 he has been a director of Spike Up Media, a leading iGaming affiliate worldwide. Prior to that for more than 17 years Mr. Eachus had co-founded and operated four internet-based businesses where he served in senior management roles. Since 2014 he has been an active shareholder in Ellmount Interactive AB, a Swedish iGaming company, with responsibilities for corporate communications, marketing, finance. Mr. Eachus attended business school at California State University Fresno and since 2019 has served on the board for the Ronald McDonald House charities.

Robert N. Weingarten has been our acting Chief Financial Officer since January 2022. He has been Chairman of the board of directors of Guardion Health Sciences, Inc. since July 2020 and a director of that company since June 2015. Since June, 2020, Mr. Weingarten has served as that company’s non-employee corporate secretary. Previously, Mr. Weingarten served as Lead Director on Guardion’s board of directors from January 2017 to March 2020. He is an experienced business consultant and advisor with an ongoing consulting practice focused on accounting and financial compliance for public companies. Since 1979, he has provided financial consulting and advisory services and served on boards of directors of several public companies in various stages of development, operation or reorganization. Since August 2020, Mr. Weingarten has been the Vice President and Chief Financial Officer of Lixte Biotechnology Holdings, Inc. (Nasdaq-CM: LIXT). From July 2017 to June 2018, Mr. Weingarten was the Chief Financial Officer of Alltemp, Inc. (OTCPK: LTMP). From April 2013 to February 2017, Mr. Weingarten served on the board of directors of RespireRx Pharmaceuticals Inc. (OTCQB: RSPI) and also served as its Vice President and Chief Financial Officer. Mr. Weingarten received a B.A. in Accounting from the University of Washington in 1974, a M.B.A. in Finance from the University of Southern California in 1975, and is a Certified Public Accountant (inactive) in the State of California.

Idan Levy has since September 1, 2022 been President and Chief Executive Officer of HR Entertainment Ltd., our principal iCasino subsidiary. Mr. Levy has been Chief Operations Officer at Genesis Global Limited, an online casino operator headquartered in Malta, from March 2017 through August 2022 and in that capacity was responsible for opening the Malta office and recruiting the management and operating staff. His responsibilities at Genesis Global included overseeing all operational aspects of the enterprise including human resources, all departments and systems. From March 2012 until March 2017, Mr. Levy was the Chief Executive Officer of Playtech Managed Services.

Reuben Borg Caruana joined HR Entertainment Ltd. as Chief Operations Officer in August 2022. Mr. Borg Caruana has extensive operations, risk, fraud and payments, product, and compliance experience in online gaming. Previously, as Director of Operations at kwiff, a sports betting app, from October 2021 until April 2022, Mr. Borg Caruana was responsible for all operational aspects of the business, including restructuring and leading of RPF, CS, VIP, CRM and Casino departments and also responsible for the Payments strategy and commercials to help the business in international markets expansion. From April 2017 until September 2021, Mr. Borg Caruana was Head of Risk, Fraud & Payments at Genesis Global Ltd where he was responsible for setting up and leading the risk, fraud and payments department from scratch, including Compliance Operations. Initially to handle UKGC & MGA Regulations and two brands, to further lead the department to handle 14 new brands and two new regulations, SGA and DGOJ. He was also responsible for the Cashier/Payments Product, including strategy and commercials. During his career, Mr. Borg Caruana has worked in Operational Leadership Roles at Betclic, a French online gambling company based in Malta and Betsson AB an online sports betting and iCasino operator headquartered in Sweden.

Andrew Micallef joined HR Entertainment Ltd. as Chief Product Officer in September 2022. Mr. Micallef has extensive experience in product strategy, launching of online casinos and sportsbook brands in different jurisdictions, which he managed during his time as Head of Product with Genesis Global Limited. He also played a key role in product innovation and analytics. Prior to that Mr. Micallef led the product development team at Gaming Innovation Group, or GiG, for white label clients, unifying one casino portal for the use of many. Mr. Micallef was also part of Betsson, leading the product development team for two high revenue generating brands. During his career Mr. Micallef worked closely with Commercial and Operational teams, gaining a wide range of skills and knowledge, particularly in relation to risk, fraud and payments, acquisition, and retention. Before entering the iGaming industry, Mr. Micallef commenced his career as a developer with a software house and progressed to product and project manager. During this period Mr. Micallef worked on software systems for clients within the healthcare, telecommunications, and banking industries, including London’s NHS and Vodafone.

Isaac Sant joined HR Entertainment Ltd. as Chief Technology Officer in June 2022. He holds a wide range of professional experience in software for the online gaming industry, ranging from affiliation, Infrastructure, Platform and Front-end development. Prior to joining us he worked as a Chief Technology Officer for MasterPiece Gaming Limited, a retail and venture subsidiary of the German media group ProSiebenSat. Mr. Sant was responsible for several key strategic initiatives and product functionalities across all online channels. Additionally, he led and gave full input on development techniques and system design to internal and external project stakeholders. Previously he occupied a similar executive role at Wetten.com where he was responsible for the creation and launch of the Technology Department.

Directors

Robin Erik Reed has been one of our directors since May 2022 and since September 2021 has been the chief executive officer of happyhour.io, a seed fund and early-stage accelerator for iGaming. From August 2009 through September 2019, he was chief executive officer of Gaming Innovation Group, a technology company providing products and services across the entire value chain of the iGaming industry. From October 2012 to January 2016, he was also managing director of Guts.com which offers sports betting, poker and a large collections of casino games licensed from leading game providers.

Kristen Britt has served as one of our directors since May 2022. She has since , 2022 been Vice President of People and Culture at Aristocrat Technologies, Inc. and was Vice President of Human Resources at Hard Rock Digital from July 2021 to November 2021. She has been employed at Churchill Downs Incorporated and related or affiliated companies in various management positions since 2005, most recently as Vice President of Human Resources from 2018 to 2021 and Senior Director of Human Resources from 2016 to 2018. She received her MBA from Indiana University and a Bachelor of Science- Business Management from Western Kentucky University.

Frank Quintero has agreed to serve on our board of directors as an independent director following completion of this offering. Mr. Quintero has been since July 2003 the Principal of the Yucaipa Companies, LLC, a Los Angeles, CA-based investment firm, where he is actively involved in deal origination, negotiating transactions, real estate development, public company proxy activism, investor relations and corporate communications. Mr. Quintero has served as a member of the Advisory Board of BioSig Technologies, Inc. (Nasdaq: BSGM), a medical technology company focused on advanced signal processing solutions for Atrial Fibrillation (A-fib) operations, since April 2019. He has also served on the board of directors of Independent Sports & Entertainment, a U.S.-based sports agency, since January 2016. Mr. Quintero served as a member on the State of California Personnel Board in 2004. From February 1999 to June 2003, Mr. Quintero served as a Special Assistant to former Governor Gray Davis of the State of California, where he liaised with labor and businesses groups. Mr. Quintero served as a member of the board of directors of KPFK 90.7 FM, a California-based radio station, during 1997. Mr. Quintero received his Bachelor of Arts degree in Political Science from the University of California at Los Angeles 1996.

David Weild IV has served as an adviser to the Company since September 2022 and has agreed to serve on our board of directors as an independent director following completion of this offering. He is the founder, chairman and chief executive officer of Weild & Co., Inc., founded in 2012, and parent company of the investment banking firm Weild Capital, LLC. Prior to Weild & Co., Mr. Weild was vice chairman at Nasdaq, president of PrudentialFinancial.com and head of corporate finance and equity capital markets at Prudential Securities, Inc. Mr. Weild holds an M.B.A. from the Stern School of Business and a B.A. from Wesleyan University. Mr. Weild has served as a director of BioSig Technologies, Inc. since May 2015 and currently also serves on the boards of Scopus BioPharma and INX, LTD and previously served on the board of PAVmed. From September 2010 to June 2011, Mr. Weild served on the board of Helium.com, until it was acquired by R.R. Donnelly & Sons Co. Since 2003, Mr. Weild was a director and then chairman of the board of the 9-11 charity Tuesday’s Children. He became chairman emeritus in late 2016. Mr. Weild brings extensive financial, economic, stock exchange, capital markets, and small company expertise to our Board gained throughout his career on Wall Street. He is a recognized expert in capital markets and has spoken at the White House, Congress, the SEC, Organisation for Economic Co-operation and Development and the G-20 on how market structure can be bettered to improve capital formation and economic growth. He is referred to as the “father” of the Jumpstart Our Business Startups Act (JOBS) based on the role he played in drafting the legislation. The Act served as the foundation for securities crowdfunding, generally solicited private placements, emerging growth company IPOs, Reg. A+ offerings, Testing the Waters, and a host of other improvements to U.S. capital markets that contribute to the growth in ecosystems that spur access to capital and drive innovation.

Election of Officers and Family Relationships

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that will apply to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be available on the investor relations page on our website. We intend to post any amendment to our code of business conduct and ethics, and any waivers of such code for directors and executive officers, on our website of business conduct and ethics, or in filings under the Exchange Act.

Board of Directors

Director Independence

In connection with this offering, we intend to list our common stock on [               ]. Under the rules of [               ], independent directors must comprise a majority of a listed company’s board of directors within a specified period of time after the completion of an initial public offering. In addition, the rules of [               ] require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of [               ], a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise or impair such director’s ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors has determined that each of Kristen Britt is, and that Frank Quintero and David Weild, upon becoming members of our board of directors, will be “independent directors” as defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of [            ].

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below. Our board of directors will appoint a chair of each committee upon its establishment. Members will serve on these committees until their resignation or as otherwise determined by our board of directors.

Audit Committee

David Weild, Frank Quintero and Kristen Britt, each of whom is or on becoming a member of our board of directors, will be a non-employee member of our board of directors, have been designated to serve on our audit committee. Our board of directors has determined that each of these persons satisfies the requirements for independence and financial literacy under the rules and regulations of [            ] and the SEC. Our board of directors has also determined that David Weild qualifies as an “audit committee financial expert,” as defined in the SEC rules, and satisfies the financial sophistication requirements of [            ]. The audit committee will be responsible for, among other things:

●	appointing, overseeing, and if need be, terminating any independent registered public accounting firm;

●	assessing the qualification, performance and independence of our independent registered public accounting firm;

●	reviewing the audit plan and pre-approving all audit and non-audit services to be performed by our independent registered public accounting firm;

●	reviewing our financial statements and related disclosures;

●	reviewing the adequacy and effectiveness of our accounting and financial reporting processes, systems of internal control and disclosure controls and procedures;

●	reviewing our overall risk management framework;

●	overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

●	reviewing and discussing with management and the independent auditor the results of our annual audit, reviews of our quarterly financial statements and our publicly filed reports;

●	reviewing and approving related person transactions; and

●	preparing the audit committee report that the SEC requires in our annual proxy statement.

Our audit committee operates under a written charter, adopted by our board of directors, which satisfies the applicable rules and regulations of the SEC and the applicable listing standards of [            ].

Compensation Committee

Kristen Britt, Frank Quintero and David Weild, each of whom is, or on becoming a member of our board of directors, will be a non-employee member of our board of directors, will comprise our compensation committee. Our board of directors has determined that each of these non-employee directors meets the requirements for independence under the rules of [              ] and the SEC. The compensation committee will be responsible for, among other things:

●	reviewing the elements and amount of total compensation for all officers;

●	formulating and recommending any proposed changes in the compensation of our Chief Executive Officer for approval by the board;

●	reviewing and approving any changes in the compensation for officers, other than our Chief Executive Officer;

●	administering our equity compensation plans;

●	reviewing annually our overall compensation philosophy and objectives, including compensation program objectives, target pay positioning and equity compensation; and

●	preparing the compensation committee report that the SEC will require in our annual proxy statement.

Our compensation committee operates under a written charter, adopted by our board of directors, which satisfies the applicable rules and regulations of the SEC and the applicable listing standards of [               ].

Nominating and Governance Committee

Frank Quintero, Kristen Britt and David Weild, each of whom is, or on becoming a member of our board of directors, will be a non-employee member of our board of directors, will comprise our nominating and governance committee. Our board of directors has determined that each of these non-employee directors meets the requirements for independence under the rules of [              ] for service on this committee. The nominating and governance committee will be responsible for, among other things:

●	evaluating and making recommendations regarding the composition, organization and governance of our board of directors and its committees,

●	identifying, recruiting and nominating director candidates to the board if and when necessary;

●	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees,

●	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations, and

●	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

Our nominating and governance committee operates under a written charter adopted by our board of directors, which satisfies the applicable listing standards of [              ].

Compensation Committee Interlocks and Insider Participation

None of the prospective members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers who will serve on our compensation committee or our board of directors.

Non-Employee Director Compensation

Members of our board of directors did not receive compensation for their service as directors for the year ended December 31, 2021. Each of our non-employee directors will be paid an annual retainer of $36,000 for service on the Board of Directors. The Chairman of our Board will receive an additional annual retainer of $35,000. In addition to the annual retainer, non-employee Board member compensation consists of committee service payments (payable quarterly in arrears) as follows:

●	Audit Committee Chair	$15,000

●	Audit Committee Member	$ 7,500

●	Compensation Committee Chair	$10,000

●	Compensation Committee Member	$ 5,000

●	Nominating and Governance Chair	$ 7,500

●	Nominating and Governance Member	$ 4,000

In addition to cash compensation, the Company intends to provide its non-employee directors options to acquire 25,000 shares of common stock at a strike price of $3.00 per share, having a five-year term and vesting six months from closing of the offering described in this prospectus. The Company intends to establish an equity-based compensation program for its non-employee independent directors in the future.

Directors Service Contracts

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for damages to the fullest extent permitted by Delaware law. Consequently, none of our directors will be personally liable to us or our stockholders for damages as a result of an act or failure to act in his or her capacity as a director, unless:

●	the presumption that directors are acting in good faith, on an informed basis, and with a view to the interests of the corporation has been rebutted; and

●	it is proven that the director’s act or failure to act constituted a breach of his or her fiduciary duties as a director and such breach involved intentional misconduct, fraud or a knowing violation of law.

We have entered into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides for indemnification and advancements by High Roller of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to High Roller or, at our request, service to other entities, as officers or directors to the maximum extent permitted by applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Our executive officers have not received any employment compensation during 2021. Following this offering, we will pay each of Michael Cribari, our Chief Executive Officer and Co-Founder, and Brandon Eachus, our President, an annual salary of $200,000. Following this offering the Compensation Committee will determine compensation for our next two most highly compensated executive officers based on published industry norms. We intend to enter into an employment agreement or offer letter with each of our named executive officers. Regardless of the manner in which a named executive officer’s service terminates, our employment agreements will provide that each named executive officer will be entitled to receive amounts earned during his or her term of service, including unpaid salary and unused vacation. From time to time, we may grant equity awards to, or enter into employment or consulting agreements with, certain key employees, including our named executive officers, that provide for accelerated vesting of equity awards in the event such key employee’s employment was involuntarily terminated under certain circumstances.

All of our current named executive officers will be eligible to participate in our employee benefit plans, including our medical, dental, vision, life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. We intend to pay the premiums for the life, disability, accidental death and dismemberment insurance for all of our employees, including our named executive officers.

Employment Agreements

In May 2022 we entered into an employment agreement with Idan Levy by which Mr. Levy was appointed Chief Executive Officer of our operating subsidiaries, effective September 1, 2022, at a basic gross salary of $323,200 per year with a guaranteed annual bonus of $30,300. Mr. Levy is entitled to a performance bonus of up to 30% of his annual salary subject to our achieving 10% revenue growth and EBITDA per calendar quarter. Mr. Levy is entitled to participate in regular health insurance and other employee benefit plans as established by us. Effective September 1, 2022 we also granted Idan Levy a non-qualified stock option to:

●

purchase up to 220,000 shares of common stock at an exercise price that is the lower of $3.00 per share or a 50% discount to the price of the shares of common stock of the Company in this offering (the “Exercise Price) which shall vest in twelve installments of three months each commencing on the one-year anniversary of the grant date; and

●	purchase up to an additional 220,000 shares of common stock at the Exercise Price, with vesting subject to the Company’s accomplishing the following annual milestones; (i) 73,333 options shall vest upon our reporting net revenue of at least $50 million for the year ending December 31, 2023, (ii) 73,333 options shall vest upon reporting net revenue of at least $100 million for the rear ending December 31, 2024 and (iii) 73,334 options shall vest upon our reporting net revenue of at least $150 million for the year ending December 31, 2025. To the extent that an annual milestone is not met in either the year ending December 31, 2023 or the year ending December 31, 2024, the annual milestone options shall also vest if the annual milestones are met on a cumulative basis in the subsequent year or years.

Effective August 1, 2022, we entered into an employment agreement with Reuben Borg Caruana by which he was appointed Chief Operating Officer of Ellmount Entertainment Ltd., our wholly owned subsidiary, at a basic gross salary of $131,300 per year with a performance bonus of up to $30,300 against certain key performance indicators to be set and approved. Mr. Caruana is entitled to participate in regular health insurance and other employee benefit plans as established by us.

Effective June 1, 2022, we entered into an employment agreement with Isaac Sant by which he was appointed Chief Technical Officer of Ellmount Entertainment Ltd., our wholly owned subsidiary, at a basic gross salary of $121,200 per year with a performance bonus of up to 30% of his annual salary whenever an all-time high quarterly result is achieved on both EBITDA and revenue, as determined by a minimum of at least 10% growth of EBITDA and revenue from previous sequential quarter. Mr. Sant is entitled to participate in regular health insurance and other employee benefit plans as established by us.

Effective September 5, 2022, we entered into an employment agreement with Andrew Micallef by which he was appointed Chief Product Officer of our operating subsidiaries at a basic gross salary of $116,150 per year with a performance annual bonus of up to $20,200 against certain key performance indicators to be set and approved. Mr. Micallef is entitled to participate in regular health insurance and other employee benefit plans as established by us.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a defined benefit pension plan for our employees, and none of our named executive officers participated in a nonqualified deferred compensation plan in 2021.

Non-Equity Incentive Plan Compensation

We do not provide a non-equity compensation plan for our employees.

Employee Benefit and Stock Plan

Our board of directors intends to develop and adopt a 2022 Equity Incentive Plan referred to herein as our “Plan” which is summarized below. Our Plan will provide for the grant of incentive stock options, or ISOs, within the meaning of section 422(b) of the Internal Revenue Code of 1986, as amended, or the Code, to employees, including employees of any parent or subsidiary, and for the grant of non-statutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under our Plan after it becomes effective will not exceed 4,860,000 shares of our common stock.

Plan administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our Plan and is referred to as the “plan administrator” in this prospectus. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards and (ii) determine the number of shares subject to such stock awards. Under our Plan, our board of directors will have the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Stock options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator will determine the term of stock options granted under the Plan, up to a maximum of 10 years. Unless the terms of an option holder’s stock option agreement, or other written agreement between us and the recipient approved by the plan administrator, provide otherwise, if an option holder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an option holder’s service relationship with us or any of our affiliates ceases due to death, or an option holder dies within a certain period following cessation of service, the option holder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an option holder’s service relationship with us or any of our affiliates ceases due to disability, the option holder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash, check, bank draft or money order, (ii) a broker-assisted cashless exercise, (iii) the tender of shares of our common stock previously owned by the option holder, (iv) a net exercise of the option if it is an NSO or (v) other legal consideration approved by the plan administrator.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for thirty days following the termination of service (subject to extension upon approval of the Plan administrator). However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our Plan, the plan administrator determines the other terms of options.

Non-transferability of awards. Unless the plan administrator provides otherwise, our Plan generally will not allow for the transfer of awards except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement or other divorce or separation instrument.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards will be granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient approved by the plan administrator, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards will be granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights will be granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of common stock or in any other form of payment as determined by the Board and specified in the stock appreciation right agreement.

The plan administrator will determine the term of stock appreciation rights granted under the Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The Plan will permit the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.

The performance goals may be based on any measure of performance selected by the board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the board of directors at the time the performance award is granted, the board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our Plan, the plan administrator will adjust the number and class of shares that may be delivered under our Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our Plan. In the event of our proposed liquidation or dissolution, the plan administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or change in control. Awards granted under the Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Amendment, termination. Our board of directors has the authority to amend, suspend or terminate our Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our Plan. No stock awards may be granted under our Plan while it is suspended or after it is terminated.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this prospectus and after this offering by (i) each person or entity known by us to own beneficially more than 5% of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of common stock. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of [                  ], 2022, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on 24,000,001 shares of common stock outstanding as of [                  ], 2022. The number of shares of common stock deemed outstanding after this offering includes the shares of common stock being offered for sale in this offering but assumes no exercise by the representative of the underwriters of the over-allotment option.

As of [                  ], 2022, we had six holders of record of our shares of common stock. These shareholders held 24,000,001 shares in the aggregate constituting 100% of our issued and outstanding shares of common stock.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their shares of common stock. See “Description of Securities-Common Stock,” Following the closing of this offering, neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their shares of common stock. Unless otherwise noted below, each director’s, officer’s and shareholder’s address is care of High Roller Technologies, Inc., 400 South 4th Street, Suite 500-#390, Las Vegas, Nevada 89101.

	Number of Shares Beneficially Owned Prior to this Offering	Percentage Owned Before this Offering (1)	Percentage Owned After this Offering
Holders of more than 5% of our voting securities:
Cascadia Holdings Limited (1)	10,242,000	42.7%
OEH Invest AB (2)	7,758,000	32.3%
Happy Hour Entertainment Holdings Ltd. (3)	4,000,000	16.7%
Directors, Executive Officers and Director Nominees who are not 5% holders:
Robert N. Weingarten (4)	150,000
Frank Quintero	*	*
Kristin Britt (5)	25,000	*
David Weild IV	*	*
Idan Levy (6)	—	—
All directors and executive officers as a group ( persons)

* Less than 1%

(1)  Cascadia is owned by Michael Cribari, Brandon Eachus and Jeffrey Smith, who may be deemed to have joint voting and joint dispositive power over the shares held by Cascadia.

(2)  OEH sold 1,800,000 shares of common stock to Cascadia effective June 2022 and received a pledge of those securities as security for the balance owing on that purchase.

(3)   Includes 2,000,000 earnout shares of common stock deemed issued as of September 30, 2022 pursuant to the terms of a Securities Acquisition Agreement entered into by the Company and Happy Hour in February 2022. See “Related Party Transactions.” Robin Reed, a director of the Company and President of Happy Hour, may be deemed to have joint voting and joint dispositive power over the shares held by Happy Hour.

(4)  Consists of stock options to purchase 150,000 shares of common stock which are immediately exercisable or exercisable within 60 days.

(5)  Includes an option to purchase 25,000 shares of common stock of the Company that vests on the earlier of six months from the date of grant or the date on which this offering is declared effective by the SEC.

(6)  Excludes options to purchase 220,000 shares of common stock and excludes options to purchase 220,000 shares of common stock subject to certain milestones. See “Executive Compensation-Employment Agreements” above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions or series of transactions since January 1, 2020 or any currently proposed transaction, to which we were or are to be a participant and in which the amount involved in the transaction or series of transactions exceeds $120,000, and in which any of our directors, executive officers or persons whom we know hold more than five percent of any class of our capital stock, including their immediate family members, had or will have a direct or indirect material interest, other than compensation arrangements with our directors and executive officers.

As of October 21, 2021 Happy Hour Solutions Ltd., a company registered in Cyprus, entered into a Services Agreement with HR Entertainment Ltd., a company registered in the British Virgin Islands, whereby Happy Hour would provide gaming and technical and solutions, as well as hosting and cloud services, customer services, management information systems and other operational services for HR Entertainment which is the licensee of our High Roller domain name. As part of these arrangements Happy Hour also provided us with a domain license agreement which granted us access to Happy Hour’s Estonian gaming license. As of April 30, 2022 HR Entertainment was indebted to Happy Hour for managed services rendered and costs advanced in the amount of approximately €431,000/$440,000. As of July 31, 2022 this amount had been paid.

We were formed as a Delaware corporation in December 2021 and issued 18,000,000 shares of our common stock to Ellmount Interactive AB, a corporation organized in Sweden (“Ellmount Interactive”). Ellmount Interactive assigned to us, for a nominal consideration, 100% of the shares of its wholly owned subsidiary, Ellmount Entertainment Ltd, a corporation registered in Malta, which owned and operated our legacy iGaming operations under the Casino Room domain name. Ellmount Interactive effective December 30, 2021 assigned these 18,000,000 shares to its shareholders, OEH Invest A.B, a corporation organized in Sweden, and Cascadia Holdings Ltd., a corporation registered in Malta. OEH Invest is beneficially owned by Oskar Hornell and Cascadia Holdings is beneficially owned by our founders, Brandon Eachus, Michael Cribari and Jeffrey Smith. See “Principal Shareholders.”

In 2021 Spike Up Media AB, a Swedish corporation wholly owned by Ellmount Interactive, our former parent, entered into a domain license agreement by which Spike Up Media was the licensor and HR Entertainment, Ltd, a BVI corporation, was licensee of the domain name “highroller.com.” HR Entertainment agreed to purchase the domain name for €3,000,000/$3,060,000, which shall be paid in arrears each calendar quarter in an amount equaling 2% of the licensee’s net revenue. Licensee may pay the balance owing on the purchase price in cash at any time. Quarterly payments commenced as of April 1, 2022 with respect to revenue generated in the calendar quarter ended March 31, 2022. We intend to pay Spike Up Media the balance owing on the domain purchase upon completion of this offering. See “Use of Proceeds”.

HR Entertainment contracts with Spike Up Media to provide lead generation on an affiliate performance model. The compensation model varies by market and source but includes a commission per depositing player and/or a percentage of revenue generated from the player up to 50%. As of June 30, 2022 HR Entertainment owed Spike Up Media approximately €1,400,000/ $1,430,000. This amount was paid in August 2022.

In January 2022 WKND Ltd., a wholly owned subsidiary of Happy Hour, entered into a managed services agreement with HR Entertainment Ltd. This agreement covered the provision of customer relationship management services including provision of:

○	Product UX & UI conceptualization and design

○	Project delivery services

○	Business intelligence services including ongoing analytics

○	Product management services

○	VIP customer services

○	Accounting and bookkeeping services

○	Performance marketing services

○	Payment product consultancy

Ellmount Entertainment has entered into a services agreement whereby Spike Up Media has contracted to operate Casino Room’s affiliate portal Casinoroom.com at Spike Up Media’s cost plus 10%. As of June 30, 2022 we owed Spike Up Media approximately $30,000 for these services. Spike Up Media further provides certain lead generation services to Ellmount Entertainment, for leads generated from the CasinoRoom platform directly who become customers of High Roller, Casino Room is obligated to pay a 5% revenue share to Spike Up Media. For leads generated from Casinoroom.com, and sent to external casinos through Spike Up’s Media affiliate network, Spike Up Media charges a flat 10% of total revenue earned.

By Securities Acquisition Agreement dated February 25, 2022 we acquired 3,500 shares of capital stock constituting 35% of the outstanding shares of HR Entertainment from Happy Hour in exchange for (i) 2,000,000 shares of our common stock and (ii) a further earnout consideration of 2,000,000 shares of our common stock provided that and subject to our online gaming brands and casino operations shall have achieved the equivalent of €1.5 million $1.53 million net gaming revenue with profitability generated for at least three consecutive months prior to the one year anniversary of the closing date that was to occur no later than five business days after the date of the agreement. The agreement defined “net gaming revenue” to mean customer derived revenue from all online sites after customer wins, bonuses, promotions as determined by U.S. GAAP. The Company has determined that the terms of the earnout requirements have been met as of September 30, 2022 and that 2,000,000 earnout shares will be issued to Happy Hour as of that date. Robin Reed, one of our directors, is CEO of Happy Hour, and Cascadia Holdings Ltd, one of our principal shareholders, may be deemed beneficially to own approximately eight percent of Happy Hour.

In or about early March 2022 Spike Up Media transferred 6,500 shares of HR Entertainment to Ellmount Interactive which later that month assigned and transferred to us, for a nominal consideration of $6,500, all its right title and interest in 6,500 shares of capital stock constituting 65% of the of the outstanding shares of HR Entertainment. As a result of our acquiring these shares from Ellmount Interactive and Happy Hour we own 100% of HR Entertainment. Prior to completion of the March 2022 transfer of shares, during January and February 2022, Spike Up Media paid in approximately €600,000 /$612,000 to HR Entertainment as an investment.

Effective June 30, 2022 we granted Spike Up Media warrants to purchase 155,000 shares of common stock at a strike price of $0.60 per share. Spike Up Media may exercise these warrants at any time through 5:00 p.m. Pacific time on June 30, 2027.

Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions with affiliated parties described above were on terms which were no less favorable than those we could have obtained from parties not related to us. Prior to the consummation of this offering, our board of directors will adopt a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

DESCRIPTION OF SECURITIES

The following descriptions are summaries of the material terms of our securities and are not complete. You should also refer to the High Roller Technologies, Inc. amended and restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of the Delaware General Corporate Law.

Authorized Capital Stock

Our amended and restated certificate of incorporation authorizes us to issue up to 60,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred will be undesignated. As of [                  ], 2022, 24,000,001 shares of our common stock were deemed issued and outstanding and held of record by six stockholders. No shares of preferred stock are issued and outstanding.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

Voting

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the voting power present in person or represented by proxy, except in the case of any election of directors, which will be decided by a plurality of votes cast. Shareholders do not have cumulative voting rights.

Dividends

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for payment, subject to the rights of holders, if any, of any class of stock having preference over the common stock. Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. See “Dividend Policy.” The board’s determination to issue dividends will depend upon our profitability and financial condition any contractual restrictions, restrictions imposed by applicable law and the SEC, and other factors that our board of directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full, or provided for payment of, all of our debts and after the holders of all outstanding series of any class of stock have preference over the common stock, if any, have received their liquidation preferences in full.

Other

Our issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of our common stock are not entitled to preemptive rights. Shares of our common stock are not convertible into shares of any other class of capital stock, nor are they subject to any redemption or sinking fund provisions. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock. Our amended and restated certificate of incorporation authorizes the board to issue these shares without stockholder approval in one or more series, to determine the designations and the rights, powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware and of Our Certificate of Incorporation and Bylaws

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholder, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, lease, pledge exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws

Our Amended and Restated Certificate of Incorporation and Bylaws for:

●	authorizing the issuance of more “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

●	establishing Delaware as the exclusive jurisdiction for certain stockholder litigation against us.

Potential Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third- party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the Delaware General Corporation Law and subject to any limitations set forth in our certificate of incorporation. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of our outstanding voting stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock upon the closing of this offering will be VStock Transfer LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, New York 11598.

[                 ] Listing

We intend to apply to list our common shares on [            ] under the proposed trading symbol “HRLR”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the anticipation of these sales, could materially and adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity or equity-related securities.

Upon the consummation of this offering, we will have approximately [               ] shares of common stock outstanding. assuming no exercise of the underwriters’ over-allotment option to purchase additional shares. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may be sold only in compliance with the limitations described below.

The remaining outstanding common shares will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which we summarize below. Approximately of these shares will be subject to lock-up agreements described below.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we, our executive officers and directors and our stockholders, have agreed not to, without the prior written consent of the representative, offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, for a period of twelve months (six months in the case of us and our stockholders) from the date of this prospectus. See “Underwriting — Lock-Up Agreements” for additional information.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described above.ar.

Approximately [     ] shares of our common stock that are not subject to the lock-up agreements described below will be eligible for sale under Rule 144 immediately upon the consummation of this offering.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described above. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned our common shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of our common shares then outstanding, which will equal approximately shares immediately after this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus; and

●	the average weekly trading volume in our common shares on [ ] during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from an issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Registration Statements on Form S-8

Promptly following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of our common shares issued or reserved for future issuance under our equity incentive plans. This registration statement would cover approximately [     ] shares. Shares registered under the registration statement will generally be available for sale in the open market after the 180-day lock-up period immediately following the date of this prospectus.

UNDERWRITING

ThinkEquity LLC is acting as the representative of the underwriters of the offering. We have entered into an underwriting agreement dated               , 2023 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
ThinkEquity LLC

Total

The underwriters are committed to purchase all shares of common stock offered by the Company, other than those covered by the over-allotment option to purchase             additional shares of common stock described below. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, the underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by us in this prospectus are subject to various representations and warranties and other customary conditions specified in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares of common stock subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted a 45-day option to the underwriters to purchase up to             additional shares of common stock from us (15% of the shares sold in this offering) solely to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of common stock in proportion to their respective commitments set forth in the prior table.

Discounts, Commissions and Reimbursement

The representative has advised us that the underwriters propose to offer the shares of common stock to the public at the initial public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers at that price less a concession of not more than $[     ] per share of which up to $[     ] per share may be reallowed to other dealers. After the initial offering to the public, the public offering price and other selling terms may be changed by the representative.

The following table summarizes the underwriting discounts and commissions and proceeds, before expenses, to us assuming both no exercise and full exercise by the underwriters of their over-allotment option:

Total
	Per Share	Without Over-allotment Option	With Over-allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7%)	$	$	$
Non-accountable expense allowance (1%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We have paid a $50,000 advance to the Representative, which will be applied against the Representative’s actual out-of-pocket accountable expenses (in compliance with FINRA Rule 5110(f)(2)(C)) that are payable by us in connection with this offering. We have agreed to reimburse the Representative for the fees and expenses of its legal counsel in connection with the offering in an amount not to exceed $125,000, the fees and expenses related to the use of book building, prospectus tracking and compliance software for the offering in the amount of $29,500, up to $15,000 for background checks of our officers and directors, $10,000 for data services and communications expenses, out-of-pocket fees and expenses of the Representative for marketing and roadshows for the offering not to exceed $30,000, and up to $3,000 of the costs associated with preparing bound volumes of the public offering materials and any commemorative mementos or lucite tombstones for the offering.

We estimate the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $[  ].

Representative Warrants

Upon the closing of this offering, we have agreed to issue to the representative warrants, or the Representative’s Warrants, to purchase a number of shares of common stock equal to 5% of the total number of shares sold in this public offering. The Representative’s Warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share of common stock sold in this offering. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four and one-half year period commencing six months from the effective date of the registration statement related to this offering. The Representative’s Warrants also provide for one demand registration right of the shares underlying the Representative’s Warrants, and unlimited “piggyback” registration rights with respect to the registration of the shares of common stock underlying the Representative’s Warrants and customary antidilution provisions. The demand registration right provided will not be greater than five years from the effective date of the registration statement related to this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration right provided will not be greater than seven years from the effective date of the registration statement related to this offering in compliance with FINRA Rule 5110(g)(8)(D).

The Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The representative, or permitted assignees under such rule, may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will the representative engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares for a period of 180 days from the effective date of the registration statement. Additionally, the Representative’s Warrants may not be sold transferred, assigned, pledged or hypothecated for a 180-day period following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The Representative’s Warrants will provide for adjustment in the number and price of the Representative’s Warrants and the shares of common stock underlying such Representative’s Warrants in the event of recapitalization, merger, stock split, stock dividend or consolidation.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Right of First Refusal

Until [  ], 2024, eighteen (18) months from the effective date of the registration statement of which this prospectus is a part, the representative shall have an irrevocable right of first refusal to act as sole investment banker, sole book-runner and/or sole placement agent, at the representative sole discretion, for each and every future public and private equity and debt offerings for the Company, or any successor to or any subsidiary of the Company, including all equity linked financings, on terms customary to the representative. The representative shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation. The representative will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee.

Listing

We intend to apply to have our shares of common stock listed on [                ] under the symbol “HRLR.” Our application might not be approved and the consummation of this offering is contingent upon such approval.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we and our executive officers, directors and the holders of substantially all of the outstanding shares prior to the offering, have agreed, subject to limited exceptions, without the prior written consent of the Representative, not to directly or indirectly, offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, our common stock or any securities convertible into or exercisable or exchangeable for our common stock (the “Lock-Up Securities”), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Lock-Up Securities, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities, subject to customary exceptions, or publicly disclose the intention to do any of the foregoing, for a period of 12 months from the date of this prospectus in the case of our directors and officers, and six months, in the case of us or any other holder of outstanding shares.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The representative may agree to allocate a number of securities to underwriters and selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

The underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. In connection with the offering, the underwriters may purchase and sell our securities in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of securities than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of securities in the offering. The underwriters may close out any covered short position by either exercising the over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares of securities to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option to purchase shares. “Naked” short sales are sales in excess of the over-allotment option to purchase shares. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our securities in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of securities made by the underwriters in the open market before the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As result, the price of our securities may be higher than the price that might otherwise exist in the open market.

The underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Certain of the underwriters and their affiliates may in the future provide various advisory, investment banking, commercial banking and other financial services for us and our affiliates for which they may in the future receive customary fees and commissions.

Pricing of the Offering

Prior to this offering, there was no established public market for our common stock. The initial public offering price will be determined by negotiations among us and the representative of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be:

➢	our historical performance;

➢	estimates of our business potential and our earnings prospects;

➢	an assessment of our management; and

➢	the consideration of the above factors in relation to market valuation of companies in related businesses.

The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market for the shares will develop or that, after the offering, the shares will trade in the public market at or above the public offering price.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1

;and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non- qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societa e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Law Offices of Aaron A. Grunfeld & Associates, Beverly Hills, California. Loeb & Loeb LLP, New York, New York is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of High Roller Technologies, Inc. and Subsidiaries as of December 31, 2021 and 2020, and for the years then ended, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as stated in their report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, appearing herein. Such consolidated financial statements have been included herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at www.highroller.com where, upon closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

High Roller Technologies, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of High Roller Technologies, Inc. and Subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a net capital deficiency and an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audits.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2022.

Whippany, New Jersey

November 22, 2022

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$232,963	$110,916
Restricted cash - current	854,893	1,278,981
Prepaid expenses and other current assets	305,505	258,992
Total current assets	1,393,361	1,648,889
Non-current assets
Restricted cash – non-current	569,305	613,581
Due from affiliates	1,358,628	—
Deferred offering costs	35,160	—
Property and equipment, net	26,228	19,208
Operating lease right-of-use asset, net	55,259	88,465
Intangible assets, net	1,357,559	7,267,533
Total assets	$4,795,500	$9,637,676

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$949,266	$1,005,640
Accrued expenses	1,929,108	6,727,236
Player liabilities	1,238,217	1,344,287
Due to affiliates	—	13,975,838
Operating lease obligation, current	23,785	15,720
Total current liabilities	4,140,376	23,068,721
Non-current liabilities
Operating lease obligation, non-current	40,100	75,860
Total liabilities	4,180,476	23,144,581

Stockholders’ equity (deficit)
Preferred stock, $0.001 par value; 10,000,000 shares authorized; none issued and outstanding as of December 31, 2021 and 2020	—	—
Common stock, $0.001 par value; 60,000,000 shares authorized; 18,000,000 shares issued and outstanding as of December 31, 2021 and 2020	18,000	18,000
Additional paid-in capital	14,520,110	2,102,996
Accumulated deficit	(15,343,781)	(16,322,227)
Accumulated other comprehensive income	1,420,695	694,326
Total stockholders’ equity (deficit)	615,024	(13,506,905)
Total liabilities and stockholders’ equity (deficit)	$4,795,500	$9,637,676

See accompanying notes to consolidated financial statements.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2021	2020
Revenue	$13,445,065	$14,765,874

Operating expenses
Direct operating costs	1,513,601	5,526,463
General and administrative:
Related party	2,980,481	2,659,779
Other	2,375,540	2,132,472
Advertising and promotions:
Related party	2,010,849	2,599,977
Other	2,876,656	1,129,547
Product and software development	687,745	453,975
Total operating expenses	12,824,872	14,502,213
Income from operations	1,000,193	263,661

Other income (expense)
Interest expense, net	(2,004)	(179,923)
Total other income (expense)	(2,004)	(179,923)

Income before income taxes	998,189	83,738
Income tax expense	19,743	15,252
Net income	$978,446	$68,486

Other comprehensive income (loss)
Foreign currency translation	726,369	(961,230)
Comprehensive income (loss)	$1,704,815	$(892,744)

Net income per common share:
Net income per common share - basic and diluted	$0.05	$0.00
Weighted average common shares outstanding - basic and diluted	18,000,000	18,000,000

See accompanying notes to consolidated financial statements.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock				Accumulated
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive Income	Total Stockholders’ Equity (Deficit)
Balance at December 31, 2019	18,000,000	$18,000	$2,019,010	$(16,391,791)	$1,655,556	$(12,699,225)
Impact of adoption of ASC 842 - lease accounting	—	—	—	1,078	—	1,078
Cancellation of an affiliated payable through contribution to capital	—	—	83,986	—	—	83,986
Net income	—	—	—	68,486	—	68,486
Foreign currency translation	—	—	—	—	(961,230)	(961,230)
Balance at December 31, 2020	18,000,000	18,000	2,102,996	(16,322,227)	694,326	(13,506,905)
Cancellation of an affiliated payable through contribution to capital	—	—	12,417,114	—	—	12,417,114
Net income	—	—	—	978,446	—	978,446
Foreign currency translation	—	—	—	—	726,369	726,369
Balance at December 31, 2021	18,000,000	$18,000	$14,520,110	$(15,343,781)	$1,420,695	$615,024

See accompanying notes to consolidated financial statements.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$978,446	$68,486
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	465	11,070
Non-cash lease expense	19,719	2,907
Change in operating assets and liabilities:
(Increase) decrease in -
Due from/to affiliates	(1,150,262)	(1,051,200)
Prepaid expenses and other current assets	(66,246)	147,784
Increase (decrease) in -
Accounts payable	404,709	(3,659,021)
Accrued expenses	459,510	4,314,573
Player liabilities	(12,950)	579,551
Net cash provided by operating activities	633,391	414,150

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of intangible assets	(768,893)	(628,904)
Purchases of property and equipment	—	(3,441)
Net cash used in investing activities	(768,893)	(632,345)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred offering costs	(35,274)	—
Net cash used in financing activities	(35,274)	—

Effect of exchange rate changes on cash and cash equivalents, and restricted cash (current and non-current)	(175,541)	162,300

Net change in cash and cash equivalents, and restricted cash (current and non-current)	(346,317)	(55,895)
Beginning of year	2,003,478	2,059,373
End of year	$1,657,161	$2,003,478

Supplemental disclosure of cash flows:
Cash paid for income taxes	$—	$—
Cash paid for interest	$—	$—

Non-cash financing activities:
Cancellation of an affiliate payable through contribution to capital	$12,417,114	$83,986

See accompanying notes to consolidated financial statements.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

1. Nature of Operations

High Roller Technologies, Inc. (the “Company” or “High Roller”) was incorporated in Delaware on December 21, 2021 in connection with the Restructuring (defined below), with the intent to seek an initial public offering on a United States securities exchange. High Roller is the direct parent company of Ellmount Entertainment LTD (“Entertainment” and formerly “Ellmount Gaming”). Entertainment, which is based in Malta, has been in operation for over a decade, and operated an online gaming business offering casino games to customers worldwide under the domain name ‘casinoroom.com’ under licenses issued by the Malta Gaming Authority and Swedish Gaming Authority. Entertainment became a wholly-owned subsidiary of High Roller in connection with the Restructuring (defined below).

All entities referenced within the consolidated financial statements are entities under the common ownership of OEH Invest AB and Cascadia Holdings Ltd. (the “Holding Entities”), both prior to and after the Restructuring (defined below). Prior to the Restructuring (defined below), the Holding Entities referred to the related entities as the “Ellmount Group”. These ownership entities are holding companies that do not have operations other than through those of its subsidiary entities as noted below.

Ellmount Group (prior to the Restructuring)

Prior to the creation of High Roller and the Restructuring, Entertainment was a wholly owned subsidiary of Ellmount Interactive AB (“Interactive”), a Sweden-based entity that was the direct parent of two wholly owned subsidiaries, Entertainment and Spike Up Media AB (“Spike Up”), as well as HR Entertainment Ltd (“HR Entertainment”), a less than wholly owned subsidiary incorporated in the British Virgin Islands. Spike Up is a digital marketing company with operations separate from those of Ellmount Entertainment and operates together with its wholly owned subsidiary Spike Up Media, LLC, a U.S. based entity. HR Entertainment was formed pursuant to a Joint Venture Agreement executed in September 2021 between Spike Up and Happy Hour Entertainment Limited (“Happy Hour”), resulting in Spike Up obtaining a 65% interest in HR Entertainment and Happy Hour holding a 35% interest in HR Entertainment. The HR Entertainment joint venture was established to launch a new gaming brand on the domain ‘highroller.com’ and other gaming related brands. Spike Up owns the rights to the highroller.com domain and has granted a license to HR Entertainment to use the domain name until certain installment payments are completed, after which HR Entertainment will own the domain name. Entertainment was formerly party to a certain agreement to purchase the highroller.com domain from a separate third-party through installment payments, however in June 2021, prior to payment of the full purchase price, Entertainment assigned the rights under the purchase agreement to Spike Up, after which Spike Up became the owner of the highroller.com domain name.

Interactive employs personnel responsible for ‘group management’ for the Ellmount Group which, prior to the Restructuring, referred to Ellmount Interactive, Ellmount Entertainment, Wowly (defined below), Support (defined below), the Spike Up entities, and HR Entertainment Group management generally referred to services provided to these Ellmount Group entities including management, strategy, legal, and financing related activities.

The Restructuring

Prior to the Restructuring, Interactive owned 100% of Entertainment and 100% of Spike Up. As part of a two-step transaction completed on December 30, 2021, High Roller was formed and became the direct parent of Entertainment. The first step of the Restructuring formed High Roller as a direct subsidiary of Interactive, with Interactive transferring its interests in Entertainment to High Roller for nominal consideration of €1.00. The second step of the Restructuring resulted in Interactive executing a spin-off of High Roller by transferring all of its interest in High Roller to the Holding Entities on a pro rata basis in accordance with their respective ownership interests in Interactive by way of an equity distribution. After this two-step transaction, Interactive was no longer the parent company of Entertainment (the two-step transaction being referred to as the “Restructuring”).

On December 31, 2021, HR Entertainment purchased the highroller.com domain name from Spike Up for €3,000,000 ($3,412,969), which is paid in arrears each quarter in an amount representing 2% of the net revenue of HR Entertainment. There is no prepayment penalty if HR Entertainment prepays the balance due. These quarterly payments Spike Up started on April 1, 2022.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

By Securities Acquisition Agreement dated February 25, 2022 (the “Acquisition Agreement”) the Company acquired 3,500 shares of capital stock constituting 35% of the outstanding shares of HR Entertainment from Happy Hour in exchange for (i) 2,000,000 shares of common stock and (ii) a further earnout consideration of 2,000,000 shares of common stock provided that and subject to the Company’s online gaming brands and casino operations shall have achieved the equivalent of $1,530,000 net gaming revenue with profitability generated for at least three consecutive months prior to the one year anniversary of the closing date. See Note 14.

On March 3, 2022, Interactive transferred 65% (6,500 of ordinary shares) ownership of HR Entertainment to the Company for $6,500. Accordingly, the Company owns 100% of HR Entertainment from that date.

Subsidiaries of Entertainment

Entertainment has two wholly owned subsidiaries both before and after the Restructuring; (1) Wowly NV (“Wowly” and formerly known as “Ellmount NV”) and (2) Ellmount Support SA (“Support”).

Wowly, which is organized in Curacao, manages certain internet related advertising services on behalf of Entertainment.

Support, which is based in Costa Rica, and Entertainment are parties to a certain Customer Support Services agreement effective January 1, 2019 to which Support provides customer support services to Entertainment. The services provided by Support include, but are not limited to, customer support, activation, and retention, risk management, payments, and fraud management, Facebook maintenance and telemarketing, and monthly reporting on support transactions (the “Support Services”).

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of High Roller Technologies, Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.

The Company and its subsidiaries have historically been under common control. The Restructuring and related internal reorganization was accounted for consistent with a reorganization of entities under common control. Accordingly, the transfer of the assets and liabilities and exchange of shares was recorded in the new entity at their historical carrying amounts from the transferring entity at the date of transfer. The financial information for all periods in the financial statements presented prior to the reorganization are presented on a consolidated basis for all periods upon which the entities are under common control. The outstanding shares of the Company have been retroactively restated for all prior periods presented.

Going Concern

The Company had a net working capital deficiency of $2,747,015, an accumulated deficit of $15,343,781, and limited cash resources of $232,963 at December 31, 2021. The Company subsequently restructured its business platform in early 2022 to strategically reorient its online iCasino brand and offering to grow operating results.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

The Company’s consolidated financial statements have been presented on the basis that it will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has financed its working capital requirements through December 31, 2021 primarily through the continuing financial support of affiliates and related parties. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its continuing obligations and repay its liabilities arising from normal business operations when they come due, to fund the development and expansion of its business activities, and to generate sustainable profitable operations and cash flows in the future. Management’s plan is to provide for the Company’s capital requirements by raising equity capital. No assurance can be given that the Company will be able to secure sufficient additional financing as and when necessary and on acceptable terms, or at all, to sustain and improve operating results and cash flows under the new business model.

As a result of these factors, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Risk and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the world economy. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations. In addition, the Company will compete with many companies that currently have extensive and well-funded projects, marketing and sales operations. The Company may be unable to compete successfully against these companies. The Company’s industry is characterized by rapid changes in technology and market demands. As a result, the Company’s products, services, or expertise may become obsolete or unmarketable. The Company’s future success will depend on its ability to adapt to technological advances, anticipate customer and market demands, and enhance its current technology under development.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Some of those judgments can be subjective and complex, and therefore, actual results could differ materially from those estimates under different assumptions or conditions. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates. Significant estimates include those related to assumptions used in accruals for potential liabilities, realization of intangible assets, accrued jackpots, and the realization of deferred tax assets.

Cash and Cash Equivalents, and Restricted Cash (Current and Non-Current)

Cash and cash equivalents consist of liquid checking and instant access internet banking accounts with original maturities of 90 days or less that are subject to an insignificant risk of change in value. The Company has not experienced any losses to date resulting from this policy.

Cash and cash equivalents that are legally restricted as to withdrawal or usage are classified in current or non-current restricted cash, as applicable, in the consolidated balance sheets.

Entertainment maintains separate accounts with various intermediary parties to segregate cash that resides in customers’ interactive gaming accounts from cash used in operating activities. Player funds denoted as such by Entertainment at the end of the period are classified as restricted cash. Player funds include cash amounts that reside in players’ interactive gaming withdrawals that were initiated by players but are still pending at the end of each period, and the value of any bets that are unsettled at the end of each period.

Due from Affiliates

Due from affiliates consists of amounts expected to be collected from certain affiliated companies under common control. Amounts due reflect the revenues recorded by the Company under intra-group services arrangements for maintenance and operations of the iCasino platform on behalf of Interactive. In addition, as of December 31, 2021, due from affiliates reflect amounts due from Spike Up as a result of the prior sale of the domain name. On a periodic basis, the Company evaluates the collectability of amounts due from affiliates and establishes an allowance for amounts not expected to be collected. No allowance was recorded for the periods presented in the consolidated financial statements.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

Deferred Offering Costs

Deferred offering costs consist of payments with respect to pending equity financing transactions, including legal fees. Such costs are deferred and charged to additional paid-in capital upon the successful completion of such financings, or will be charged to operations if such financings are abandoned or terminated.

Property and Equipment, net

Property and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Amortization of leasehold improvements is computed over the shorter of the lease term or estimated useful life of the asset. Additions and improvements are capitalized, while repairs and maintenance are expensed as incurred. Useful lives of each asset class are as follows:

Asset	Useful Life
Machinery and equipment	5 years
Computers and IT equipment	3 years
Furniture and fixtures	7 years

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in general and administration expenses.

Intangible Assets, Net

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Long-Lived Assets

The Company’s long-lived assets consist of property and equipment, operating lease-right of use assets and indefinite lived assets (i.e., trademarks and domain name).

The Company evaluates long-lived assets for indicators of impairment at least annually or when events or changes in circumstances indicate that their carrying amounts may not be recoverable. The factors that would be considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the long-lived asset is used and the effects of obsolescence, demand, competition and other economic factors. If indicators of impairment are identified, the Company performs an undiscounted cash flow analysis of the long-lived assets. Asset groups are written down only to the extent that their carrying value is lower than their respective fair value. Fair values of the asset group are determined by discounting the cash flows at a rate that approximates the cost of capital of a market participant. The Company did not have any impairment of long-lived assets for the years ended December 31, 2021 and 2020.

Indefinite-lived intangible assets consist of trade names and trademarks. Indefinite-lived intangible assets are not amortized; rather they are tested for impairment at least annually, or more frequently if adverse events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, management evaluates whether events and circumstances continue to support an indefinite useful life. Impairment tests are performed, at a minimum, in the fourth quarter of each year.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

To test indefinite-lived intangible assets for impairment, the Company first assesses the qualitative factors to determine whether it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative impairment test. If the Company determines that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then the quantitative impairment test is performed. The qualitative assessment requires the consideration of factors such as recent market transactions, macroeconomic conditions, and changes in projected future cash flows. The quantitative assessment compares the fair value of an indefinite-lived intangible asset to its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized for the excess. Fair values of indefinite-lived intangible assets are determined based on discounted cash flows. The Company conducted an impairment analysis with respect to this indefinite-lived asset at December 31, 2021 which concluded that the fair value of trademarks, determined using a discounted cash flow analysis, substantially exceeded their carrying value, and thus they were not impaired. Projected cash flows included an estimated commission fee for referring a player who opens an account with a deposit to an online gaming site, as well as future revenue sharing agreements for those customers based upon net gaming revenue over an estimated gaming period ranging from approximately 5 months to 12 months. The Company did not have any impairment of indefinite-lived intangible assets during the years ended December 31, 2021 and 2020.

Player Liabilities

The Company records liabilities for customer account balances, which consist of customer deposits, plus customer winning bets, less customer losing bets and customer withdrawals. The Company includes accrued jackpots within player liabilities on the accompanying consolidated balance sheets. The Company’s restricted cash balance will equal or exceed the cash portion of the Company’s player liabilities account.

Due to Affiliates

Due to affiliates consists of amounts owed by the Company to certain of its related parties. Amounts due to affiliates may include payment for services provided to the Company by employees of the related party or reimbursement of amounts paid by the related party on the Company’s behalf.

Revenue Recognition: Gross Gaming Revenue and Domain license Operations

The Company records revenue in accordance with the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized when a game is completed, a winner is definitive, and the player has lost their wager. These wagers would be passed on to the Company and revenue is recognized at that point in time. The Company recognizes revenue based on the following conditions:

Existence of a Contract with the Customer

The Company concluded that an implied contract between the player and the Company is enforceable when the player places a wager. At that point in time, the Company has agreed to fulfill their obligations to the player, and it is probable that the Company will collect substantially all of the consideration to which it is entitled.

Performance Obligation

The performance obligation arises when a player decides to place a wager and the game is completed. A wager is defined as any form of real money wager, which in turn grants that player a chance to earn higher returns.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

Determining the Transaction Price

The transaction price is the amount to which a player expects to be entitled in exchange for its share of the performance obligations. In this case, the transaction price would be the wager placed by the player.

Allocating the Transaction Price to the Performance Obligations

There is only one performance obligation as explained above. Therefore, the transaction price is allocated 100% to the single performance obligation.

Contract liabilities represent the differences in the timing of revenue recognition from the receipt of cash from the Company’s customers and billings to those customers.

Gaming revenue and domain license operations typically include the full suite of games available online, such as blackjack, roulette and slot machines. For these offerings, the Company generates revenue through hold, or gross winnings, as customers play against the house. Revenue is generated based on total customer bets less amounts paid to customers for winning bets, less other incentives awarded to customers, plus or minus the change in the progressive jackpot reserve, thus on a net basis. Revenue attributable to gaming transactions in which the Company assumes an open position against the player are reported net after deductions for player winnings. Domain license operations are consistent with gaming revenue as previously described and are directly affiliated with revenues attributable to the domain name that was purchased in 2019. Domain license operations revenues ended in June 2021, with the re-assignment of the domain name (see Note 6).

Gaming taxes are determined on a jurisdiction-by-jurisdiction basis. The Company incurs payment processing costs on customer deposits and occasionally chargebacks (i.e., when a payment processor contractually disallows customer deposits in the normal course of business).

Intra-Group Service Arrangement

The Company also performs certain intra-group services related to management services for Interactive. The Company does not control the contractual services and therefore records the services as net revenue over time during the period of performance.

Fair Value Measurements

The Company applies ASC 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:

Level 1 - Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

Level 3 - Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, restricted cash, accounts payable, accrued expenses, and player liabilities. The Company determines the estimated fair value of such financial instruments presented in these consolidated financial statements using available market information and appropriate methodologies. These financial instruments are stated at their respective historical carrying amounts, which approximate fair value due to their short-term nature.

Leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASU 2016-02”). The Company adopted the ASU 2016-02 on January 1, 2020 using the modified retrospective approach. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the consolidated balance sheet as both a right-of-use asset and a lease liability.

The lease term corresponds to the non-cancellable duration of the contracts signed, except in cases where the Company is reasonably certain of having an extension option or an early termination option in the contract. The lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2020. Right of use assets are measured at their carrying amount as if ASC 842 has been applied since the commencement date, discounted using the Company’s incremental borrowing rate at the date of initial application. Following the renegotiation of the lease term, management re-assessed the updated term of the lease and subsequently considered the right of use asset and corresponding lease liability to be of a current nature, covering the periods from January 1, 2021 to December 31, 2021.

The Company determines whether an arrangement is or contains a lease at contract inception. The lease classification evaluation begins at the lease commencement date. The lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carryforward historical lease classification, the assessment on whether a contract was or contains a lease, and our initial direct costs for any leases that existed prior to January 1, 2020. The Company also elected to combine lease and non-lease components and to keep leases with an initial term of 12 months or less off of the balance sheet and recognize the associated the lease payments in the consolidated statements on a straight-line basis over the lease term.

For leases with an initial term greater than 12 months, a related lease liability is recorded on the balance sheet at the present value of future payments discounted at the estimated fully collateralized incremental borrowing rate (discount rate) corresponding with the lease term. In addition, a right-of-use asset is recorded as the initial amount of the lease liability, plus any lease payments made to the lessor before or at the lease commencement date and any initial direct costs incurred, less any tenant improvement allowance incentives received. Tenant incentives are amortized through the right-of-use asset as a reduction of rent expense over the lease term. The difference between the minimum rents paid and the straight-line rent is reflected within the associated right-of-use asset. Certain leases contain provisions that require variable payments consisting of common area maintenance costs (variable lease cost). Variable lease costs are expensed as incurred.

As the interest rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate corresponding with the lease term. As the Company does not have any outstanding debt, this rate is determined based on prevailing market conditions and comparable company and credit analysis. The incremental borrowing rate is reassessed if there is a change to the lease term or if a modification occurs and it is not accounted for as a separate contract.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

Direct Costs

Direct costs primarily consist of revenue share and market access fees, platform fees, gaming taxes and payment processing fees and charge backs. Revenue share and market access fees consist primarily of amounts paid to local partners.

Advertising and Promotions Costs

Advertising and promotion costs consist primarily of costs incurred with respect to the marketing the Company’s products and services via different channels, promotional activities and the related costs incurred to acquire new customers. These costs also include salaries, bonuses, benefits and share-based compensation for dedicated personnel and are expensed as incurred.

General and Administrative Costs

General and administration expenses consist primarily of administrative personnel costs, including salaries, bonuses and benefits, share-based compensation expenses, professional services related to legal, securities and tax compliance, accounting, auditing and consulting services, rent and other premises costs, and insurance.

Product and Software Development Costs

The Company incurs costs in connection with the development and maintenance of its gaming platform. The costs that are incurred to develop the platform are expensed as incurred during the preliminary project stage. Once technological feasibility has been met, direct costs incurred in developing the platform are capitalized. Costs incurred to maintain the platform are also expensed. Capitalized software costs are included in intangible assets in the consolidated balance sheets and are amortized, after being placed in service, on a straight-line basis over an estimated useful life of 5 years. For the years ended December 31, 2021 and 2020, no costs were capitalized, as all costs incurred related to maintenance of the platform. As of December 31, 2021 and 2020, there were no unamortized development costs although the underlying assets were still in use.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC 740, Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances in respect of deferred tax assets are provided for, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized. As of December 31, 2021 and 2020, the Company had a full valuation allowance on its deferred tax assets.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Any interest and penalties related to uncertain tax positions will be recognized as a component of income tax expense.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

Earnings Per Share

The Company computes net income per share in accordance with ASC 260, Earnings per Share. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the consolidated statement of operations. Basic EPS is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased form the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. The Company did not have any potentially dilutive securities at December 31, 2021 or 2020.

Foreign Currency and Foreign Exchange Risk

The consolidated financial statements are presented in United States Dollars ($), which is the Company’s reporting currency.

The Euro is the functional currency for the Company’s operations outside the United States. Assets and liabilities of these operations are translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters, using period-end exchange rates for assets and liabilities, and average exchange rates for the period for revenues, costs, and expenses and historical exchange rates for equity. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining other comprehensive income (loss). Changes in the value of the Company’s cash balance due to fluctuations in foreign exchange rate are presented on the consolidated statements of cash flows as effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash. As of December 31, 2021 and 2020, 100% of the Company’s cash, cash equivalents and restricted cash reside in bank accounts located outside of the United States.

The Company is exposed to foreign exchange transaction risk arising from various currency exposure, primarily with respect to the EURO and the Swedish Krona arising from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Foreign currency (gains) and losses arising from transactions denominated in currencies other than the functional currency are included in net income (loss), and are included within general and administrative expenses. For the years ended December 31, 2021 and 2020, the Company incurred foreign currency transaction losses of $178,183 and $819,750, respectively.

The effects of foreign currency translation adjustments are included in stockholders’ equity (deficit) as a component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Foreign currency fluctuations between the functional and reporting currency can significantly impact the currency translation adjustment component of accumulated other comprehensive income (loss).

Credit Risk

Credit risk arises from cash and cash equivalents and restricted cash and deposits with banks and financial institutions, as well as credit exposures to customers, including committed transactions. For banks and financial institutions, only independently rated parties are accepted. Risk control assesses the credit quality of customers, taking into account its financial position, past experience and other factors. The utilization of credit limits is regularly monitored. No credit limits were exceeded during the years ended December 31, 2021 and 2020 and management does not expect any losses from non-performance by these counterparties. Although cash held in jurisdictions outside the United States may be subject to changes in local laws and regulations, the Company mitigates potential cash risk by maintaining bank accounts with credit worthy banking institutions in Sweden, insured through the Swedish National Debt Office, and in Lithuania, insured by the State Company Deposit and Investments Insurance. Both foreign deposit insurers are listed on the FDIC International Directory of Deposit Insurers.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

Segment Information

The Company has determined that it operates and reports in one segment, which focuses on providing an online gaming casino to customers. The Company’s operating segment is reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The Company’s CODM has been identified as its Chief Executive Officer. Information with respect to the location of where revenues are generated from is provided at Note 3 and where cash is held is provided at Note 4. Property, plant and equipment was not material for all periods presented.

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which aims to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under ASU 2017-04, goodwill impairment will be measured as the amount by which the carrying value exceeds the fair value. The loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. ASU 2017-04 is effective for annual and interim reporting periods beginning after December 15, 2021. Early adoption is permitted. The Company prospectively adopted ASU 2017-04 effective January 1, 2021. The adoption of ASU 2017-04 did not have any material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The Company prospectively adopted ASU 2018-15 effective January 1, 2021. The adoption of ASU 2018-15 did not have any material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The purpose of ASU 2019-12 is to continue the FASB’s Simplification Initiative to reduce complexity in accounting standards. The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions related to the incremental approach for intraperiod tax allocation, the requirement to recognize or derecognize deferred tax liabilities related to equity method investments that are also foreign subsidiaries, and the methodology for calculating income taxes in an interim period. In addition to removing these exceptions, ASU 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. The Company retrospectively adopted ASU 2019-12 effective January 1, 2021 for all periods presented. The adoption of this standard did not have any material impact on the Company’s consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Accounting for Credit Losses (Topic 326) (“ASU 2016-13”), which requires the use of an “expected loss” model on certain types of financial instruments. ASU 2016-13 also amends the impairment model for available-for-sale debt securities and requires estimated credit losses to be recorded as allowances instead of reductions to amortized cost of the securities. ASU 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. The Company has not yet determined the effect that SU 2016-13 will have on its consolidated financial statements.

In May 2020, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815- 40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another topic. ASU 2021-04 is effective for fiscal years beginning after December 15, 2021. The Company has not yet determined the effect ASU 2021-04 will have on its consolidated financial statements.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt by eliminating the beneficial conversion and cash conversion accounting models. Upon adoption of ASU 2020-06, convertible debt proceeds, unless issued with a substantial premium or an embedded conversion feature that is not clearly and closely related to the host contract, will no longer be allocated between debt and equity components. This modification will reduce the issue discount and result in less non-cash interest expense in financial statements. ASU 2020-06 also updates the earnings per share calculation and requires entities to assume share settlement when the convertible debt can be settled in cash or shares. For contracts in an entity’s own equity, the type of contracts primarily affected by ASU 2020-06 are freestanding and embedded features that are accounted for as derivatives under the current guidance due to a failure to meet the settlement assessment by removing the requirements to (i) consider whether the contract would be settled in registered shares, (ii) consider whether collateral is required to be posted, and (iii) assess shareholder rights. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and only if adopted as of the beginning of such fiscal year. The Company has not yet determined the effect that ASU 2020-06 will have on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

3. Revenue

Disaggregated revenue for the years ended December 31, 2021 and 2020 is summarized as follows:

	Years Ended December 31,
	2021	2020
Net gaming revenue	$12,753,273	$13,191,519
Net revenue generated through intra-group service arrangements	601,621	321,894
Net gaming revenue from domain license operations	90,171	1,252,461
Total revenue	$13,445,065	$14,765,874

The Company’s revenue by geographic region for those regions with significant revenue for the years ended December 31, 2021 and 2020 is summarized as follows:

	Years Ended December 31,
	2021	2020
Canada (excluding providence of Ontario)	$2,514,435	$4,270,872
Germany	3,311,233	4,256,384
New Zealand	1,288,955	1,696,002
Sweden	3,070,611	779,473
Hungary	999,766	1,401,492
Norway	197,174	763,910
Other	2,062,891	1,597,741
Total revenue	$13,445,065	$14,765,874

4. Cash and Cash Equivalents, and Restricted Cash (Current and Non-Current)

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

The following table reconciles cash and cash equivalents, and restricted cash (current and non-current), in the consolidated balance sheets to the totals shown on the consolidated statements of cash flows:

	December 31,
	2021	2020

Cash and cash equivalents	$232,963	$110,916
Restricted cash (current and non-current)	1,424,198	1,892,562
Total cash and cash equivalents, and restricted cash (current and non-current)	$1,657,161	$2,003,478

Restricted cash (non-current) consists of funds in a trust account that have been deposited to guarantee customer gaming account obligations with a balance of $569,305 and $613,581 at December 31, 2021 and 2020, respectively.

The following table presents cash and cash equivalents, and restricted cash (current and non-current) held in accounts in each country (translated into US$):

	December 31,
	2021		2020

Cash and cash equivalents:	$		$
Costa Rica		121,570		77,884
Cyprus		110,395		-
Sweden		-		32,926
Malta		998		-
Restricted cash (current and non-current):
Malta		922,740		1,023,549
United Kingdom		118,644		333,731
Lithuania		65,142		150,108
Cyprus		110,899		-
Canada		35,872		123,006
Sweden		14,562		121,903
Other		156,339		140,371
Total cash and cash equivalents, and restricted cash (current and non-current)		$1,657,161		$2,003,478

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets at December 31, 2021 and 2020 are summarized as follows:

	December 31,
	2021	2020
VAT recoverable	$183,765	$105,260
Other receivables	—	49,533
Income taxes	—	26,002
Other	121,740	78,197
Total prepaid expenses and other current assets	$305,505	$258,992

6. Intangible Assets, Net

Intangible Assets, net at December 31, 2021 and 2020 are summarized as follows:

	Weighted Average Remaining Amortization Period (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks
December 31, 2021	Indefinite	$1,357,559	$—	$1,357,559
December 31, 2020	Indefinite	$1,459,180	$—	$1,459,180

Domain name
December 31, 2021	Indefinite	$—	$—	$—
December 31, 2020	Indefinite	$5,808,352	$—	$5,808,352

Trademarks and the domain name have no amortization as the Company recognizes these identified intangibles assets as having an indefinite useful life. The Company considered economic and competitive factors such as but not limited to, the life of trademarks that have been in existence with trademarks generally in the casino industry. The Company expects to generate cash flows from these intangible assets for an indefinite period of time. There were no impairment charges during the years ended December 31, 2021 and 2020. The customer database was fully amortized in 2014, but was still in use through December 31, 2021. The Company recorded amortization expense on intangible assets of $0 and $8,000 for the years ended December 31, 2021 and 2020, respectively, which charges were included in general and administrative expenses in the accompany consolidated statements of operations.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

Reassignment of the Domain Name

Effective August 12, 2019 (the “Closing Date”), Entertainment entered into an Asset Purchase Framework Agreement (the “Agreement”) with Betit Operations Limited (“Betit”) to purchase the domain name and intellectual property rights and brand for highroller.com (the “Agreement”) for aggregate consideration of €7,000,000 ($7,963,595).

The payment under the Agreement was to be made in monthly installments based on 1% of Entertainment’s net gaming revenue until €1,000,000 was paid. Entertainment had the option to elect to pay the €6,000,000 ($6,825,939) for the domain name in one lump sum or 48 monthly installments of €125,000 commencing on the seventh month after the Closing Date. The monthly payable for vendor installment payments as of December 31, 2021 and 2020 was $0 and $4,688,081, respectively, and is included in accrued expenses section in the consolidated balance sheets.

On May 5, 2020, the Agreement was amended to modify the purchase price of the domain name from €7,000,000 to €4,750,000 (the “First Revised Purchase Price”). All other terms of the Agreement remained the same.

On June 1, 2021, Entertainment entered into a supplemental agreement to amend the original Agreement, pursuant to which the parties agreed to effectively reduce the payment terms from 29 months to 21 months and to reduce the purchase price down to €3,944,241 ($4,487,170) from the original remaining balance of €4,750,000 ($5,403,842). Subsequently, on June 17, 2021, the Company entered into an Assignment Agreement with the original seller of the “Highroller” brand and a related company - Spike Up, for the transfer of the brand, rights, responsibilities and benefits that arising from the operation of such brand. The parties agreed that the transfer process was to commence with immediate effect from the signing date of supplemental agreement. The Company sold the rights to the domain name at cost to Spike Up. As a result of the transfer of the domain name, the Company’s domain name asset was reduced by $5,808,353 and the vendor installment payable was reduced by $4,688,081 as of December 31, 2021. The remaining $1,120,272 owed to Entertainment by Spike Up is included in due from affiliates in the consolidated balance sheet at December 31, 2021.

7. Property and Equipment

Property and equipment at December 31, 2021 and 2020 are summarized as follows.

	December 31,
	2021	2020
Machinery, furniture, and equipment	$48,944	$39,577
Leasehold improvements	870	870
	49,814	40,447
Less: accumulated depreciation	(23,586)	(21,239)
Property and equipment, net	$26,228	$19,208

The Company recorded depreciation expense on property and equipment of $2,371 and $4,531 for the years ended December 31, 2021 and 2020, respectively, which is included in general and administrative expenses in the consolidated statements of operations.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

8. Accrued Expenses

Accrued expenses at December 31, 2021 and 2020 are summarized as follows:

	December 31,
	2021	2020
VAT and other non-income tax liabilities	$1,073,846	$334,240
Accrued expenses	783,789	1,642,884
Vendor installment payments	—	4,688,081
Other	71,473	62,031
Total accrued expenses	$1,929,108	$6,727,236

9. Earnings Per Share

The computation of net earnings per share attributable to the Company and the weighted-average shares of the Company’s common stock outstanding for the years ended December 31, 2021 and 2020 are summarized as follows:

	Years Ended December 31,
	2021	2020
Numerator:
Net income attributable to common stockholders - basic and diluted	$978,446	$68,486
Denominator:
Weighted average common shares outstanding - basic and diluted	18,000,000	18,000,000
Net income per common share - basic and diluted	$0.05	$0.00

As of December 31, 2021 and 2020, the Company did not have any potentially dilutive common shares outstanding.

10. Related Party Transactions

Services Agreements

Effective January 1, 2019, Interactive and Entertainment became parties to a certain Domain Management and Marketing Services agreement and a certain Intra-Group Service Agreement. Interactive employs the personnel responsible for group management, and Entertainment employs personnel mainly responsible for administrative management of the domains, certain marketing activities and running the daily local operation. Pursuant to the Domain Management and Marketing Services agreement, Entertainment was to perform the day-to-day management of the online casino business and make operating decisions regarding the business that are within its authority (the “Domain Services”). Pursuant to the Intra-Group Service Agreement, Interactive was to assist Entertainment in the management (governing the organization, selecting and supporting the performance of key personnel, business development and strategy, ensuring the availability of adequate resources), in the legal and regulatory affairs (corporate restructuring, product documentation, and trademark protection), and in financial and administrative activities (preparing financial reports, payroll, tax payments, and other accounting functions) (together the “Intra-Group Services”). Interactive and Entertainment invoice each other for the Domain Services and Intra-Group Services, using a cost-plus mark-up approach to facilitate each entity’s ability to recognize these services as if they were at arm’s length.

As a result of the Restructuring, the Company expects to amend both the Domain Management and Marketing Services agreement and Intra-Group Service Agreement. The Company expects Interactive to remain as the service provider of the Intra-Group Services on terms similar to the current agreement; however, the Company expects Interactive to no longer be a party to the Domain Services agreement since Interactive is no longer the parent company of Entertainment and does not have a direct interest in the operations of Entertainment.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

For the years ended December 31, 2021 and 2020, the Company had previously entered into entered into a Services Agreement (the “Services Agreement”) with Interactive, pursuant to which, among other things, the Company and its subsidiaries provide certain specified services to Interactive. In addition, Interactive provides certain services to the Company. There also exists an agreement with another affiliate, Spike Up, wherein Spike Up provides marketing and promotion support for the Company.

For the years ended December 31, 2021 and 2020, the Company recognized $601,621 and $321,894, respectively, for the services performed for Interactive, which was included in net revenues in the consolidated statements of operations.

For the years ended December 31, 2021 and 2020, the Company recognized $2,010,849 and $2,599,977, respectively, for marketing costs performed by Spike Up on behalf of the Company, which was included in the advertising and promotions costs in the consolidated statements of operations.

For the years ended December 31, 2021 and 2020, the Company recognized $2,980,481 and $2,659,779, respectively, for services performed by Interactive for the Company which was included in general and administrative expenses in the consolidated statements of operations.

Due From/ Due to Affiliates

The components of related party balances included in due from affiliates and due to affiliates in the consolidated balance sheets as of December 31, 2021 and 2020 are summarized as follows:

	December 31,
	2021	2020
Due from affiliates
Spike Up	$1,358,628	$—
Total due from affiliates	$1,358,628	$—
Due to affiliates
Interactive	$—	$13,975,838
Total due to affiliates	$—	$13,975,838

The amount due from affiliates as of December 31, 2021 was satisfied in 2022.

Shareholder Contribution (prior to restructuring as described in Note 1)

During the year ended December 31, 2021, the amount due to Ellmount Interactive AB (Entertainment’s Parent Company) of $12,417,114 was satisfied by recording the obligation as a contribution to capital.

During the year of December 31, 2020, the amount due to Ellmount Interactive AB of $83,986 was satisfied by recording the obligation as a contribution to capital.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

11. Income Taxes

Income Tax (Benefit) Expense

All of the Company’s pre-tax income were from non-U.S. operations for the years ended December 31, 2021 and 2020.

The components of income tax (benefit) expense for the years ended December 31, 2021 and 2020 are summarized as follows:

	Years Ended December 31,
	2021	2020
Current income taxes:
Federal	$225	$—
State and local	—	—
Foreign	19,518	15,252
	19,743	15,252
Deferred income taxes:
Federal	—	—
State and local	—	—
Foreign	—	—
	—	—
Income tax expense	$19,743	$15,252

Reconciliation of income tax expense computed at the U.S. federal statutory income tax rate of 21% to the recognized income tax expense is summarized as follows:

	Years Ended December 31,
	2021	2020
U.S. federal statutory income tax rate	$209,620	$17,585
Change in valuation allowance	(171,390)	(103,499)
State, net of federal tax benefit	—	—
Other permanent items	(35,064)	86,351
Provision to return differences	(45,262)	—
Deferred tax adjustment	—	(6,353)
Foreign rate differential	61,839	21,168
Income tax expense	$19,743	$15,252

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

Deferred Tax Assets and Liabilities

The components of deferred income tax assets and liabilities as of December 31, 2021 and 2020 are summarized as follows:

	Years Ended December 31,
	2021	2020
Deferred tax assets - non-current:
Operating lease right-of-use asset	$19,341	$31,133
Net operating loss carryforward	3,574,556	3,786,298
Unrealized gain or loss	60,398	234,957
Less: valuation allowance	(3,632,118)	(4,020,187)
Total deferred tax assets	22,177	32,201
Deferred tax liabilities:
Property and equipment	183	28
Operating lease liability	(22,360)	(32,229)
Total deferred income tax liabilities	(22,177)	(32,201)
Net deferred income tax asset (liability)	$—	$—

The Company regularly reviews its deferred tax assets, including net operating loss carryovers, for recoverability, and a valuation allowance is provided when it is more-likely-than-not that some portion or all of a deferred tax asset may not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences are deductible. In assessing the need for a valuation allowance, the Company makes estimates and assumptions regarding projected future taxable income, its ability to carry back operating losses to prior periods, the reversal of deferred tax liabilities and the implementation of tax planning strategies. Based on the Company’s cumulative earnings history and unpredictable nature of the gaming industry, among other things, the Company has determined it is not more-likely-than-not to realize existing deferred tax assets and thus has recorded a valuation allowance. As the Company reassesses these assumptions in the future, changes in forecasted taxable income may alter this expectation and may result in changes to the valuation allowance and the effective tax rate.

The Company has determined that undistributed earnings of its non-U.S. subsidiaries will be reinvested for an indefinite period of time. The Company has both the intent and ability to indefinitely reinvest these earnings. Given its intent to reinvest these earnings for an indefinite period of time, the Company has not accrued a tax liability on these earnings. A determination of an unrecognized tax liability related to these earnings is not practical at this time.

The Company has no federal and state net operating loss carryforwards as of December 31, 2021 and 2020. As of December 31, 2021 and 2020, the Company has foreign net operating loss carryforwards of $11,090,954 and $11,703,409, respectively, which are available to offset future taxable foreign income. As of December 31, 2021, $2,363,681 of the Company’s foreign net operating loss carryforwards expire at various times from 2026 to 2033, while the remainder of the Company’s foreign net operating loss carryforwards do not expire.

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted on March 27, 2020 in the United States to provide emergency assistance to individuals and businesses affected by the COVID-19 pandemic. The CARES Act includes temporary changes to both income and non-income-based tax laws. For the years ended December 31, 2021 and 2020, the CARES Act did not have a material effect on the Company’s tax provision. Future regulatory guidance under the CARES Act or additional legislation enacted by Congress in connection with the COVID-19 pandemic could impact the Company’s tax provision in future periods.

Uncertain Tax Positions

The Company evaluates its tax positions and recognizes tax benefits that, more-likely-than-not, will be sustained upon examination based on the technical merits of the position. The Company did not have any unrecognized tax benefits as of December 31, 2021 or 2020.

HIGH ROLLER TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

12. Commitments and Contingencies

Legal Claims

The Company operates in an emerging online gaming industry. For internet based online gaming operations, there is uncertainty as to which country’s law ought to be applied, as the internet operations can be linked to several jurisdictions. Legislation concerning online gaming is under investigation in many jurisdictions. The Company monitors the legal situation within the United States, European Union (the “EU”), and any of its key markets to ensure the Company will be in a position to continue operating in those jurisdictions.

In the normal course of business, the Company may be subject to claims and litigation. The Company reviews its legal proceedings and claims, regulatory reviews and inspections, and other legal matters on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions are required. If necessary, the Company establishes accruals for those contingencies when the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued if such disclosure is necessary for the Company’s consolidated financial statements to not be misleading. The Company does not record an accrual when the likelihood of loss being incurred is probable, but the amount cannot be reasonably estimated, or when the loss is believed to be only reasonably possible or remote, although disclosures will be made for material matters as required by ASC 450-20, Contingencies.

For the years ended December 31, 2021 and 2020, the Company had certain pending or threatened legal claims or actions in which there was a probable outcome. Ellmount Entertainment, Ltd., a subsidiary of the Company, has litigation pending in Austria and Germany regarding player claims and related legal fees totaling approximately $82,000.  The Company currently is not targeting these markets, and does not anticipate further claims of a similar nature in these markets.  The Company is also currently subject to administrative claims initiated by the Czech Ministry of Finance regarding the operation of gambling activities in 2018 without a license and has been ordered to pay a fine of approximately $216,000, which is under appeal. The Company has provided an appropriate provision for these claims in accrued expenses in its consolidated balance sheets at December 31, 2021 and 2020 to the extent that such claims can be reasonably estimated.

Principal Commitments

The Company’s principal commitments primarily consist of operating lease obligations for office space and finance leases obligations, services agreements, and other contractual commitments. The principal commitments and contingencies are described below.

COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. The COVID-19 pandemic has adversely impacted global commercial activity, disrupted supply chains and contributed to significant volatility in financial markets. Starting in 2020, and continuing through the date hereof, the COVID-19 pandemic continued to adversely impact many different industries. The ongoing COVID-19 pandemic could have a continued material impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the extent and the duration of the impact of COVID-19. The COVID-19 pandemic therefore presents material uncertainty and risk with respect to the Company and its performance and could affect its financial results in a materially adverse way. The Company has considered information available to it as of the date of issuance of these consolidated financial statements and is not aware of any specific events or circumstances that would require an update to its estimates or judgements, or an adjustment to the carrying value of its assets or liabilities. The accounting estimates and other matters assessed include, but were not limited to, long-lived assets and accrued expenses. These estimates may change as new events occur and additional information becomes available. Actual results could differ materially from these estimates. In response to the changing dynamics of the COVID-19 pandemic and endemic, the Company closely monitors the Centers for Disease Control and Prevention recommendations in order to react quickly with appropriate safety protocols. Management is continuing to monitor the effect of COVID-19 and intends to adjust its operational protocols as may be necessary.

Note 13. Leases

The Company has operating leases for administrative offices in Malta and Costa Rica.

Right-of-use assets for these administrative office leases as of December 31, 2021 and 2020 are summarized as follows:

	December 31,
	2021	2020
Birkirkara, Malta Office	$55,259	$65,177
San Jose, Costa Rica Office	—	23,288
Right-of-use asset, net	$55,259	$88,465

The Company has extended the lease in Malta from June 1, 2021 through May 31, 2024. The monthly lease rate is approximately $2,388 per month. The Company terminated the lease in San Jose, Costa Rica on September 30, 2021.

The Company has no other material operating or financing leases with terms greater than 12 months.

Lease expense for operating leases recorded in the balance sheet is included in operating costs and expenses and is based on the future minimum lease payments recognized on a straight- line basis over the term of the lease plus any variable lease costs. Operating lease expenses, inclusive of short-term and variable lease expenses, included in the Company’s consolidated statements of operations for the years ended December 31, 2021 and 2020 were $50,117 and $38,255, respectively.

Lease liability as of December 31, 2021 and 2020 is summarized as follows:

	December 31,
	2021	2020
Total lease Liability	$63,885	$91,580
Less: short term portion	23,785	15,720
Long term portion	$40,100	$75,860

Annual maturities analysis under the Malta lease agreement at December 31, 2021 is as follows:

Year ending December 31
2022	$28,884
2023	29,390
2024	9,462
2025	—
2026	—
Total	67,736
Less: Present value discount	(3,851)
Lease liability, net	$63,885

Operating lease liabilities are based on the net present value of the remaining lease payments over the remaining lease term. In determining the present value of lease payments, the Company used its incremental borrowing rate on the date of adoption of ASU 2016-02, Leases. As of December 31, 2021, the weighted average remaining lease term is 2.42 years and the weighted average discount rate used to determine the operation lease liability was 4.5%.

Note 14. Subsequent Events

Restructuring

During the three months ended March 31, 2022, the Company effected a series of restructuring events as described at Note 1.

Securities Purchase Agreements

On January 14, 2022, the Company entered into an agreement to sell 2,000,001 shares of common stock (the “Shares”) at $0.20 per share to three purchasers for an aggregate purchase price of $400,000, which was subsequently completed in April 2022. The Company granted the purchasers an option to require the Company to re-purchase all the Shares for $0.20 per share or an aggregate price of $400,000 exercisable only in the event the Company does not file a registration statement on Form S-1 for an initial public offering of its securities or does not list or cause the listing of its equity securities for trading on an exchange or other public market (a “Going Public Transaction”) by March 31, 2023 (the “Termination Date”). The purchasers granted the Company an option to re-purchase all of the Shares for $0.20 per share or an aggregate of $400,000, exercisable only in the event the Company fails to effect a Going Public Transaction before the Termination Date.

Consulting Agreement

Effective as of January 1, 2022, the Company hired a consultant, Robert N. Weingarten (the “Consultant”), to serve as an interim Chief Financial Officer through the earlier of the thirtieth day following a closing of an equity financing in conjunction with an initial public offering or December 31, 2022. The Consultant is being paid $10,000 per month. Effective May 1, 2022 the Company granted the Consultant a stock option (the “Options”) to acquire 150,000 shares of common stock of the Company. The Options vest25% on grant date, 25% on June 30, 2022, 25% on September 30, 2022, and 25% on December 31, 2022. The Options expire on May 1, 2027 and have an exercise price of $0.50 per common share.

Employment Agreements

In May 2022, the Company entered into an employment agreement with Idan Levy by which Mr. Levy was appointed Chief Executive Officer of the Company’s operating subsidiaries, effective September 1, 2022, at a basic gross salary of $323,200 per year with a guaranteed annual bonus of $30,300. Mr. Levy is entitled to a performance bonus of up to 30% of his annual salary subject to the Company achieving 10% revenue growth and EBITDA per calendar quarter. Mr. Levy is entitled to participate in regular health insurance and other employee benefit plans as established by the Company. Effective September 1, 2022, the Company also granted Mr. Levy a non-qualified stock option to purchase up to 220,000 shares of Common Stock at an exercise price per share that is the lower of $3.00 or a 50% discount to the price of the shares of the Company in this offering (the “Exercise Price); and purchase up to an additional 220,000 shares of Common Stock at the per share Exercise Price, subject to the Company’s achieving certain milestones tied to revenue growth.

Effective June 1, 2022, the Company entered into an employment agreement with Isaac Sant by which Mr. Sant was appointed Chief Technical Officer of Ellmount Entertainment Ltd., our wholly owned subsidiary, at a basic gross salary of $121,200 per year with a performance bonus of up to 30% of his annual salary whenever an all-time high quarterly result is achieved on both EBITDA and revenue, as determined by a minimum of at least 10% growth of EBITDA and revenue from previous sequential quarter. Mr. Sant is entitled to participate in regular health insurance and other employee benefit plans as established by the Company.

Effective August 1, 2022, the Company entered into an employment agreement with Reuben Borg Caruana by which Mr. Caruana was appointed Chief Operating Officer of Ellmount Entertainment Ltd., our wholly owned subsidiary, at a basic gross salary of $131,300 per year with a performance bonus of up to $30,300 against certain key performance indicators to be set and approved. Mr. Caruana is entitled to participate in regular health insurance and other employee benefit plans as established by the Company.

Effective September 5, 2022, the Company entered into an employment agreement with Andrew Micallef by which Mr. Micallef was, appointed Chief Product Officer of the Company’s operating subsidiaries at a basic gross salary of $116,150 per year with a performance annual bonus of up to $20,200 against certain key performance indicators to be set and approved. Mr. Micallef is entitled to participate in regular health insurance and other employee benefit plans as established by the Company.

In addition to the cash compensation, the Company is providing each of its pre-IPO independent directors with stock options of 25,000 shares of common stock at a strike price of $3.00 per share, having a five-year term and vesting on the earlier of six months from the options grant date or on closing of the offering described in the Company’s prospectus.

The Company intends to establish equity-based compensation program for its non-employee independent directors in the future.

Other Transactions

Effective June 30, 2022, the Company granted Spike Up, an affiliated company, a warrant to purchase 155,000 shares of common stock at an exercise price of $0.60 per share, fully vested upon issuance, and expiring five years thereafter.

As of September 30, 2022, the Company determined that the earnout terms under the Acquisition Agreement (see Note 1) had been met and that as a result 2,000,000 additional shares of common stock were issuable to Happy Hour as of that date.

Shares of Common Stock

High Roller Technologies, Inc.

PRELIMINARY PROSPECTUS

ThinkEquity

, 2022

Through and including                    , 2023 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the registration and sale of the common stock being registered. All amounts shown are estimates except the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and [                     ], or [               ], listing fee.

Amount
SEC registration fee	$	[ ]
FINRA filing fee	$	[ ]
[ ] listing fee	$	*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Printing and mailing expenses		*
Miscellaneous fees and expenses		*

Total expenses	$	*

* To be disclosed by amendment.

ITEM 14. Indemnification of Directors and Officers.

Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Certificate of Incorporation provides that no director of the Company shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides in general that a Delaware corporation indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Company’s amended and restated certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by the Delaware General Corporation Law and, together with the Company’s bylaws, provides that the Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it may be amended or supplemented, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We have entered into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our Certificate of Incorporation and Bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification.

In addition, we also intend to maintain obtain customary directors’ and officers’ liability insurance upon consummation of this offering.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

ITEM 15. Recent Sales of Unregistered Securities.

The Company has sold following securities within the past three years which were not registered under the Securities Act of 1933, as amended. All of the sales were made pursuant to an exemption from registration afforded by Section 4(a)(2) of the Securities Act.

December 2021

On December 30, 2021, we issued 18,000,000 shares to Ellmount Interactive AB (“Interactive”) in connection with the formation and organization of the Company and thereafter in a nonissuer transaction Interactive distributed those shares to its two principal stockholders as follows: 8,442,000 shares of common stock to Cascadia Holdings Ltd., a company organized under the laws of Malta, and 9,558,000 shares of common stock to OEH Invest AB, a company organized under the laws of Sweden.

January 2022

On January 14, 2022, the Company entered into an agreement to sell 2,000,001 shares of common stock (the “Shares”) at $0.20 per share to three purchasers for an aggregate purchase price of $400,000, which was subsequently completed in April 2022. The Company granted the purchasers an option to require the Company to re-purchase all the Shares for $0.20 per share or an aggregate price of $400,000 exercisable only in the event the Company does not file a registration statement on Form S-1 for an initial public offering of its securities or does not list or cause the listing of its equity securities for trading on an exchange or other public market (a “Going Public Transaction”) by March 31, 2023 (the “Termination Date”). The purchasers granted the Company an option to re-purchase all of the Shares for $0.20 per share or an aggregate of $400,000, exercisable only in the event the Company fails to effect a Going Public Transaction before the Termination Date.

February 2022

By Securities Acquisition Agreement dated February 25, 2022 (the “Acquisition Agreement”) we acquired 35% of HR Entertainment from Happy Hour in exchange for (i) 2 million shares of our common stock and (ii) a further earnout consideration of 2 million shares of our common stock (the “Earnout Shares”) provided that and subject to our online gaming brands and casino operations shall have achieved the equivalent of 1.5 million euro/$1.53 million net gaming revenue with profitability generated for at least three consecutive months prior to the one year anniversary of the closing date. The Company has determined that the earnout requirements under the terms of the Acquisition Agreement have been met as of September 30, 2022, and that 2,000,000 earnout shares will be issued to Happy Hour as of that date.

Options

In September 2022 we granted options to purchase a total of 440,000 shares of common stock to one option recipient in connection with employment services to the Company. The exercise price of the options is the lower of $3.00 per share or 50% of the price per share in this offering.

Warrants

Effective June 30, 2022 we granted Spike Up Media LLC five year warrants to purchase 155,000 shares of common stock. The exercise price of the warrants is $0.60 per share.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits. The following exhibits are being filed herewith:

Exhibit
Number	Description
1.1 *	Form of Underwriting Agreement dated [ ] by and between Registrant and ThinkEquity LLC
3.1 *	Amended and Restated Certificate of Incorporation
3.2 *	Bylaws of the Registrant
4.1 *	Form of Common Stock Certificate of the Registrant
4.2 *	Form of Warrant issued to ThinkEquity LLC
5.1 *	Opinion of Law Offices of Aaron A. Grunfeld & Associates
10.1*	High Roller Technologies, Inc. 2022 Equity Incentive Plan
10.2*	Form of Indemnification Agreement for Officers and Directors
10.3 *	Services Agreement Between Happy Hour and HR Entertainment Ltd
10.4 *	Services Agreement Between Spike Up Media AB and HR Entertainment Ltd
10.5 *	Domain License Agreement Between Spike Up Media AB and HR Entertainment Ltd

14.1 *	Code of Business Conduct and Ethics
21.1 *	List of Subsidiaries of Registrant
23.1 *	Consent of Law Offices of Aaron A. Grunfeld & Associates (included as part of Exhibit 5.1)
23.2 *	Consent of WithumSmith+Brown, PC
24.1 *	Power of Attorney (included on signature page to the initial filing of this Registration Statement)
99.1 *	Form of Audit Committee Charter
99.2 *	Form of Compensation Committee Charter
99.3 *	Form of Nominating and Corporate Governance Committee Charter
99.4 *	Consents of Director Nominees
107*	Filing Fee Table

* To be filed by amendment.

(b)	Financial Statements. See page F-1 for an index to the financial statements and schedules included in the registration statement.

ITEM 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)      Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)      Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

5.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on [                 ], 2022.

HIGH ROLLER TECHNOLOGIES, INC.

By:
Michael Cribari
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael Cribari and Brandon Eachus, or either of them as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Director
Michael Cribari		[ ], 2022

President and Director
Brandon Eachus		[ ], 2022

Chief Financial Officer
Robert N. Weingarten	(Principal Financial and Accounting Officer)	[ ], 2022

Director
Robin Reed		[ ], 2022

Director
Kristen Britt		[ ], 2022